SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

INVITATION	2
CALL NOTICE	3
MANAGEMENT PROPOSAL	8
1. Procedures inherent to the OGM	8
1.1. Installation and Approval Quorums	8
1.2. Voting Rights	9
1.3. Admissibility and Attendance at the OGM	9
(i) Documents for Attending the OGM	9
(ii) Representation at the Shareholders Meeting	10
(iii) Declaration of Membership in a Group of Shareholders	10
(iv) Registration and Accreditation for Attendance in the Shareholders Meeting	12
(v) Attendance at the OGM via Digital Platform	13
(vi) Voting Ballot	15
(vii) Installation of the Fiscal Council, nomination of candidates and election	17
2. Management's proposal on the matters on the Agenda	18
3. Conclusion	23
List of Exhibits	24

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INVITATION

Centrais Elétricas Brasileiras S.A. – ELETROBRAS (“Eletrobras” or “Company”) invites all its shareholders to attend its 63rd Ordinary General Shareholders Meeting (“OGM” or “Shareholders Meeting”), as follows:

Date: April 27, 2023

Time (Brasília): 2 p.m.

The OGM will be held entirely remotely pursuant to article 124, §2-A of Law No. 6.404, of December 15, 1976, as amended (“Brazilian Corporate Law”), article 5, §2, item I, and article 28, §§ 2 and 3 of CVM Resolution No. 81 of March 29, 2022, as amended (“CVM Resolution 81”), and article 18, §1, of the Company’s Bylaws, on first call, on April 27, 2023, at 2:00 pm, through the digital platform Zoom ("Digital Platform"), to resolve on the Agenda listed below.

Agenda to be resolved at OGM:

1.	To take the management’s accounts, examine, discuss, and vote on the Management Report and the Complete Annual Financial Statements of the Company for the fiscal year ended December 31, 2022;
2.	To approve the Company’s management’s proposal for the allocation of net income for the fiscal year ended December 31, 2022 and the distribution of dividends; and
3.	To set the global annual compensation of the management, of the members of the advisory committees to the Board of Directors and of the members of the Fiscal Council (if installed) for the period between April, 2023 and March, 2024.

The Company has prepared this Management Proposal in compliance with the best practices of corporate governance and transparency, aiming to guide and clarify all its shareholders about the matters that will be resolved, making its Investor Relations area available to clarify any doubts.

Service Channels Website: https://ri.eletrobras.com/ E-mail: assembleiavirtual@eletrobras.com E-mail: ombudsman-ri@eletrobras.com Telephones: (21) 2514-6333 | 2514-4627 Fax: (21) 2514-5964

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CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

(Publicly-held Company)

CNPJ No. 00.001.180/0001-26

CALL NOTICE

63rd Ordinary General Shareholders Meeting

We hereby call on the Shareholders of Centrais Elétricas Brasileiras S.A. – Eletrobras (“Eletrobras” or “Company”) to attend the Ordinary General Shareholders Meeting (“OGM” o “Shareholders Meeting”), to be held entirely remotely, pursuant to article 124, §2-A, of Law No. 6.404, of December 15, 1976 (“Brazilian Corporate Law”), article 5, §2, item I, and article 28, §§2 and 3 of CVM Resolution No. 81 of March 29, 2022 (“CVM Resolution 81”), and article 18, §1, of the Company’s Bylaws, to be held on April 27, 2023, at 2:00 pm, through the digital platform Zoom (“Digital Platform”), to resolve on the Agenda below.

Agenda to be resolved at OGM:

1.	To take the management’s accounts, examine, discuss, and vote on the Management Report and the Complete Annual Financial Statements of the Company for the fiscal year ended December 31, 2022;
2.	To approve the Company’s management’s proposal for the allocation of net income for the fiscal year ended December 31, 2022 and the distribution of dividends; and
3.	To set the global annual compensation of the management, of the members of the advisory committees to the Board of Directors and of the members of the Fiscal Council (if installed) for the period between April, 2023 and March, 2024.

Digital Meeting and Voting Ballot

The Company’s decision to hold the OGM entirely remotely, under the terms of article 124, §2-A, of the Brazilian Corporate Law, article 5, §2, item I, and article 28, §§2 and 3 of CVM Resolution 81, and of article 18, §1, of the Company’s Bylaws, aims to facilitate the attendance of Shareholders and others involved in the OGM. Additionally, Shareholders will be granted the right to attend the OGM by a Voting Ballot (as defined below), pursuant to article 26 and following of CVM Resolution 81.

Therefore, the presence of the shareholders at the OGM may be by means of:

(i)	via a Remote Voting Ballot (“Voting Ballot”), and detailed information on the documents required for remote voting can be found in the Voting Ballot, which can be accessed on the websites mentioned below; and
(ii)	via Digital Platform, in person or by a duly appointed attorney, under the terms of article 28, §§2 and 3, of CVM Resolution 81, in which case the shareholder may: (a) attend the OGM, whether or not he/she has sent in the Voting Ballot; or (b) attend and vote at the OGM, noting that for the shareholder who has already sent in the Voting Ballot and who, if he/she decides to do so, votes in the OGM via the Digital Platform, all voting instructions received by means of the Voting Ballot will be disregarded.

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The guidelines on the rules of conduct to be adopted at the OGM will be available on the Digital Platform.

Voting Ballot

Subject to the procedures provided for in CVM Resolution 81, in the Company’s Reference Form and the instructions contained in the Management Proposal for the OGM, shareholders may exercise their voting rights by filling and submitting the Voting Ballot made available by the Company on the websites of the Company (https://ri.eletrobras.com/), the Brazilian Securities and Exchange Commission (“CVM”) (https://sistemas.cvm.gov.br/) and B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (https://www.b3.com.br/pt_br/).

Installation of the Fiscal Council and Nomination of Candidates

Eletrobras' Fiscal Council does not operate on a permanent basis. Therefore, in accordance with article 161, §2, of the Brazilian Corporate Law, and article 4 of CVM Resolution No. 70 of March 22, 2022, it will be installed at the request of shareholders representing at least 2% of the voting shares (common shares issued by the Company), or 1% of the non-voting shares (preferred shares class "A" and class "B" issued by the Company), which may be done via Voting Ballot or directly to the Company.

Pursuant to article 37 and following of CVM Resolution 81, the request for inclusion of candidates in the Voting Ballot may be made by shareholders representing at least 0.5% of the shares of a certain type in the Company and must be sent to the attention of the Chief Financial and Investor Relations Officer, along with the information required by article 38, item II of CVM Resolution 81, which includes, without limitation, the information indicated in items 7.3 to 7.6 of the Company's Reference Form (article 11, item I, of CVM Resolution 81).

Detailed information about the process of installing the Fiscal Council and appointing effective and alternate members can be found in the Management Proposal for the OGM.

Access to the Meeting

Shareholders who wish to participate in the OGM via the Digital Platform must access the website www.eletrobras.com/AssembleiaVirtual, fill out your registration form, including setting up a password and attach all documents required for their admissibility to attend and/or vote at the OGM, at least 2 days prior to the date designated for the OGM, i.e. by April 25, 2023.

Required Documents

The following documents will be required from shareholders for qualification and participation and/or voting in the OGM via the Digital Platform ("Documents Required for Attendance in the OGM"):

(i)	if an individual, a copy of official ID document, valid nationally and within the validity period, if applicable, or if represented by an attorney-in-fact, a copy of the power of attorney granted for less than one year and the official ID document with photo (the attorney-in-fact must be a shareholder, Company’s manager or an attorney regularly registered with the Brazilian Bar Association (OAB));

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(ii)	if a legal entity, (a) updated bylaws of the shareholder and the documents that provides representative powers for its legal representative within the scope of the OGM, duly registered with the competent bodies, as well as the official ID document of the legal representative; and (b) if applicable, a duly granted power of attorney pursuant to the law and/or the shareholder’s Bylaws, together with the attorney-in-fact’s official identity document with a photo; or
(iii)	if an investment fund a copy of the current and consolidated fund regulations, bylaws or articles of incorporation of the administrator or the fund manager, as the case may be, in compliance with the investment fund voting policy and documents that provides representative powers (minutes of election, term(s) of investiture and/or power of attorney), as well as the official ID document of the legal representative(s) with a recent photo and valid nationally.

The Company clarifies that it will waive the need to send the physical copies of the shareholders’ power of attorney neither a signature notarization (reconhecimento de firma), as well as will waive the need for notarization, consularization, apostille and notarized translation of any of the foreign shareholders’ documents, therefore, it will be sufficient to send the physical copy of the original documents on the above mentioned website.

The Company will only accept powers of attorney granted digitally by the shareholders by means of digital certification, which should comply with the Brazilian Public Key Infrastructure (ICP-Brasil) standards or by other means that attest the signatory and the integrity of the digital document.

Shareholders Representation

Pursuant to article 126, §1, of the of the Brazilian Corporate Law and the decision of the CVM Board in CVM case RJ-2014/3578, issued on November 4, 2014 (“CVM Precedent”), the shareholders may attend the OGM:

(i)	if an individual, by an attorney-in-fact constituted less than one year before (who must be a shareholder, Company’s manager or an attorney regularly enrolled with the Brazilian Bar Association);
(ii)	if a legal entity, by its legal representatives or by an attorney-in-fact appointed under the terms of its acts of incorporation and in accordance with the rules of the Brazilian Civil Code; or
(iii)	if an investment fund, by its administrator and/or fund manager, or by an attorney-in-fact appointed under the terms of its acts of incorporation and in accordance with the rules of the Brazilian Civil Code.

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Declaration of Membership in a Group of Shareholders

Due to the limitation on the exercise of voting rights set forth in articles 6 and 7 of the Company's Bylaws (as detailed in the Management Proposal), the Company requests, for the purposes of timely examination of the matter, that the shareholders included in the legal situations contemplated in article 8 of the Bylaws, as mentioned above, inform which are the members of the group of shareholders up to 2 days prior to the date set for the OGM, i.e., until 11:59 p.m. on April 25, 2023, by sending the declaration exclusively on the website address: www.eletrobras.com/AssembleiaVirtual, specifying the following (“Declaration of Membership in a Group of Shareholders”):

(i)	whether they are part of a voting agreement and whether there are other members of the agreement and their respective stakes;
(ii)	if they are part of an economic group of companies or group of entities with common administration or management or under the same command; and
(iii)	whether they are represented by the same agent, administrator, or representative in any capacity.

The model of Declaration of Membership in a Group of Shareholders is made available by the Company on its website (https://ri.eletrobras.com/informacoes/convocacoes-e-atas/).

Shareholders who do not fit into the legal situations contemplated in article 8 of the Bylaws will not need to send the aforementioned declaration, and the Company will consider that such shareholders state that they do not belong to any “group of shareholders” and that they take responsibility for such statement, given the informational duty provided for in the Company’s Bylaws.

Furthermore, as provided for in article 8, §5, of the Company’s Bylaws, the chairman and secretary of the Shareholders Meeting may, if they deem necessary, request the shareholders to provide documents and information to verify whether a shareholder belongs to a “group of shareholders” that may hold 10% or more of the Company’s voting capital.

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Admissibility Qualification

By providing all the documents to support their admissibility to attend the Shareholders Meeting, the shareholders, legal representative(s) or attorney-in-fact, as the case may be, will receive confirmation of their admissibility to attend the OGM. Pursuant to article 6, §3 of CVM Resolution 81, if the shareholders fail to provide the required documents within the period provided for herein and as detailed in the Management Proposal, they will not be allowed to access the Digital Platform.

Information and Documentation

The Management Proposal, along with detailed information on the rules and procedures for attending and/or remote voting at the OGM, including guidelines for sending the Voting Ballot, as well as all documentation related to the matters to be resolved at the OGM, pursuant to the Brazilian Corporate Law and the regulations in force, are available on the websites of the Company (https://ri.eletrobras.com/), CVM (https://sistemas.cvm.gov.br/) and B3 (https://www.b3.com.br/pt_br/).

Rio de Janeiro, March 28, 2023.

Ivan de Souza Monteiro

Chairman of the Board of Directors

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CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

(Publicly-held Company)

CNPJ No. 00.001.180/0001-26

MANAGEMENT PROPOSAL

63rd Ordinary General Shareholders Meeting

1.               Procedures inherent to the OGM

Eletrobras’ management ("Management"), hereby submits its proposal regarding the matters to be submitted to the shareholders' resolutions at the 63rd Ordinary General Shareholders Meeting, entirely remotely, pursuant to article 124, §2-A, of the Brazilian Corporate Law, of article 5, §2, item I, and article 28, §§2 and 3, both of CVM Resolution 81, and article 18, §1, of the Company's Bylaws, to be held on April 27, 2023, at 2:00 p.m., through the Zoom Digital Platform, to resolve on the Agenda contained in the Call Notice.

For ease of comprehension and to encourage the attendance of the Shareholders to the Shareholders Meeting called on, the Company lists below the relevant information regarding the procedures for installation, attendance at and conduction of the OGM, as well as additional clarification on the Agenda as set out in the Call Notice attached to this Management Proposal ("Management Proposal").

1.1.               Installation and Approval Quorums

Pursuant to article 125 of the Brazilian Corporate Law, for the installation of the Shareholders Meeting on first call, it will be necessary that shareholders and/or their legal representatives holding an shares corresponding to at least one quarter of the total votes conferred by the Company's voting shares attend the meeting.

If the installation quorum is not reached, the Company will provide a new call notice at least 8 days in advance. On second call, the OGM will be installed in the presence of any number of shareholders.

Pursuant to article 129 of the Brazilian Corporate Law, the resolutions of the shareholders' general meetings, subject to the exceptions provided for by law, will be taken by absolute majority of the votes of the shareholders present at the meeting.

The approval of the matters included in the Agenda shall depend on the majority vote of the shareholders present at the OGM, disregarding abstentions.

Pursuant to Article 6 of the Eletrobras’ Bylaws, it is prohibited for Brazilian or foreign, public or private shareholder or group of shareholders to exercise voting rights in any number greater than the equivalent of 10% of the total number of shares into which the voting capital of Eletrobras is divided, regardless of their interest in the capital stock. Thus, for calculation of the quorums, the Company shall take into consideration only the total number of votes given to the voting shares held by the shareholders attending the Shareholders Meeting.

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1.2.               Voting Rights

•	Shareholders holding Common Shares:

The Shareholders will be entitled to vote, subject to the restriction or article 6 of the Company’s Bylaws, on all items of the Agenda contained in the Call Notice.

•	Shareholders holding Preffered Shares:

The Shareholders will not be entitled to vote on any of the items on the Agenda contained in the Call Notice.

Pursuant to article 161, §4, 'a', of the Brazilian Corporate Law, and article 43 of the Company's Bylaws, in the event of a valid request for installation of the Fiscal Council, holders of class "A" and class "B" preferred shares of the Company may request a separate election of a effective member and respective alternate to the Fiscal Council.

1.3.               Admissibility and Attendance at the OGM

(i)	Documents for Attending the OGM

To attend the OGM, Shareholders must be holders of shares issued by the Company and present the "Documents Required for Attendance in the OGM", as listed in the Call Notice.

(a)	if an individual, a copy of official ID document, valid nationally and within the validity period, if applicable, or if represented by an attorney-in-fact, a copy of the power of attorney granted for less than one year and the official ID document with photo (the attorney-in-fact must be a shareholder, Company’s manager or an attorney regularly registered with the Brazilian Bar Association (OAB));
(b)	if a legal entity, (i) updated bylaws of the shareholder and the documents that provides representative powers for its legal representative within the scope of the OGM, duly registered with the competent bodies, as well as the official ID document of the legal representative; and (ii) if applicable, a duly granted power of attorney pursuant to the law and/or the shareholder’s Bylaws, together with the attorney-in-fact’s official identity document with a photo; or
(c)	if an investment fund a copy of the current and consolidated fund regulations, bylaws or articles of incorporation of the administrator or the fund manager, as the case may be, in compliance with the investment fund voting policy and documents that provides representative powers (minutes of election, term(s) of investiture and/or power of attorney), as well as the official ID document of the legal representative(s) with a recent photo and valid nationally.

The Company clarifies that it will it will waive the need to send the physical copies of the shareholders’ power of attorney neither a signature notarization (reconhecimento de firma), as well as will waive the need for notarization, consularization, apostille and notarized translation of any of the foreign shareholders’ documents, therefore, it will be sufficient to send the hard copy of the original documents on the above mentioned website. The Company will only accept powers of attorney granted digitally by the shareholders by means of digital certification, which should comply with the Brazilian Public Key Infrastructure (ICP-Brasil) standards or by other means that attest the signatory and the integrity of the digital document.

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(ii)             Representation at the Shareholders Meeting

Pursuant to article 126, §1, of the Brazilian Corporate Law and CVM Precedent, the shareholder may be represented at the Shareholders Meeting in the following ways:

(a)	if an individual, by an attorney-in-fact constituted less than one year before (who must be a shareholder, Company’s manager or an attorney regularly enrolled with the Brazilian Bar Association);
(b)	if a legal entity, by its legal representatives or by an attorney-in-fact appointed under the terms of its acts of incorporation and in accordance with the rules of the Brazilian Civil Code; or
(c)	if an investment fund, by its administrator and/or fund manager, or by an attorney-in-fact appointed under the terms of its acts of incorporation and in accordance with the rules of the Brazilian Civil Code.

(iii)           Declaration of Membership in a Group of Shareholders

Pursuant to Article 6 of the Eletrobras’ Bylaws, it is prohibited for Brazilian or foreign, public or private shareholder or group of shareholders to exercise voting rights in any number greater than the equivalent of 10% of the total number of shares into which the voting capital of Eletrobras is divided, regardless of their interest in the capital stock.

Pursuant to article 7 of Eletrobras' Bylaws, it is forbidden to enter into shareholders' agreements with the purpose of regulating the exercise of voting rights in a number higher than the percentage corresponding to 10% of the total number of shares into which the voting capital of Eletrobras is divided.

In accordance with article 8 of the Eletrobras Bylaws, the definition of "Group Of Shareholders", for the purposes of restricting the exercise of voting rights, includes two or more shareholders who:

(a)	are (i) parties to a voting agreement, either directly or through controlled companies, controlling companies or under common control; (ii) directly or indirectly, controlling shareholder or controlling company of the other or others; (iii) companies directly or indirectly controlled by the same person or company, or group of persons or companies, whether shareholders or not; (iv) companies, associations, foundations, cooperatives and trusts, investment funds or portfolios, universality of rights or any other forms of organization or undertaking with the same directors or managers, or whose directors or managers are companies directly or indirectly controlled by the same person or company, or group of persons or companies, shareholders or not; and
(b)	are any shareholders represented by the same agent, manager or representative in any capacity, except (b.1) in the case of holders of securities issued under the Company's ADR program, when represented by the respective depositary bank; or (b.2) in the case of shareholders who are represented by the attorneys-in-fact indicated by the Company in the item "Representation at the Shareholders Meeting" of the Management Proposal, in both cases provided that they do not fall within any of the cases contemplated in the aforementioned article.

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In the case of investment funds with a common administrator or manager, only those whose investment and voting policy at shareholder meetings, under the terms of their respective regulations, are the responsibility of the administrator or manager will be considered members of a shareholder group.

Due to the limitation on the exercise of voting rights set forth in articles 6 and 7 of the Company's Bylaws, Eletrobras hereby requests, for the purpose of a timely examination of the matter, that the shareholders included in the legal situations contemplated in article 8 of its Bylaws inform which are the members of the group of shareholders up to 2 days prior to the date set for the OGM, i.e. until 11:59 p.m. on April 25, 2023, by sending the “Declaration of Membership in a Group of Shareholders” (as defined in the Call Notice) exclusively on the website www.eletrobras.com/AssembleiaVirtual, specifying the following:

(a)	whether they are part of a voting agreement and whether there are other members of the agreement and their respective stakes;
(b)	if they are part of an economic group of companies or group of entities with common administration or management or under the same command; and
(c)	whether they are represented by the same agent, administrator, or representative in any capacity.

The model of Declaration of Membership in a Group of Shareholders is made available by the Company on its website https://ri.eletrobras.com/informacoes/convocacoes-e-atas/

Shareholders who do not fit into the legal situations contemplated in article 8 of the Bylaws will not need to send the aforementioned declaration, and the Company will consider that such shareholders state that they do not belong to any "group of shareholders" and that they take responsibility for such statement, given the informational duty provided for in the Company's Bylaws.

Furthermore, as provided for in article 8, §5, of the Company’s Bylaws, the chairman and secretary of the Shareholders Meeting may, if they deem necessary, request the shareholders to provide documents and information to verify whether a shareholder belongs to a “group of shareholders” that may hold 10% or more of the Company’s voting capital.

(iv)	Registration and Accreditation for Attendance in the Shareholders Meeting

Shareholders who wish to attend the Shareholders Meeting, in order to manifest themselves and/or exercise the right vote, via the Digital Platform, must complete all registration data at the address www.eletrobras.com/AssembleiaVirtual and attach all documents supporting the qualification (in full and as listed above) to the aforementioned website no later then 2 days prior to the date designated for the OGM, i.e., until 11:59 p.m. on April 25, 2023.

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The Company will verify the documents and the shareholders will receive confirmation of their admissibility to attend the Shareholders Meeting via Digital Platform. In case of insufficient documentation, the shareholder shall provide the remaining documentation on the website www.eletrobras.com/AssembleiaVirtual until 11:59 p.m. on April 25, 2023.

In the case a shareholder is represented by an attorney-in-fact, the attorney-in-fact shall register with his personal information on the website www.eletrobras.com/AssembleiaVirtual and on the same website indicate each shareholder is being represented and provide the respective documents attesting the shareholder status and representation as mentioned above. After the attorney-in-fact complete the register, he will be rederected to the register of the represented shareholders, however, if he leaves the website page and wishes to add more represented shareholders, the attorney-in-fact shall access www.eletrobras.com/AssembleiaVirtual and login with the password created at the time of registration to continue to register them.

The attorney-in-fact will receive individual confirmation of the qualification status of each shareholder registered in his in his register and will provide, if necessary, the complementation of documents.

The attorney-in-fact that may represent more than one shareholder may only vote at the OGM by the shareholders whose qualification has been confirmed by the Company. In this case, the attorney-in-fact shall pay attention to § 2 of article 8 of the Bylaws, which establishes that any shareholders represented by the same agent, manager or representative in any capacity, with the exception of (a) the holders of securities issued under the Company's American Depositary Shares ("ADS") program, when represented by the respective depositary bank; and (b) of the shareholders represented by the attorneys-in-fact indicated by the Company in item (ii) "Representation at the Shareholders Meeting" of this Proposal, in both cases; as long as they do not fit into any of the hypotheses contemplated in the aforementioned article.

Attendance at the OGM via Digital Platform will be restricted to shareholders or their attorneys-in-fact that register according to this Management Proposal ("Admitted Shareholders"). The Company warns shareholders that if they fail to provide all the required documents to attend the meeting within the period referred herein, they will not be able to attend the OGM.

The Admitted Shareholders or their attorneys-in-fact commit to: (a) use the individual registration only and exclusively for the remote monitoring of the OGM; (b) not transfer or disclose, in whole or in part, the individual registration to any third party, shareholder or not, the registration being non-transferable; and (c) not to record or reproduce, in whole or in part, nor to transfer, to any third party, shareholder or not, the content or any information transmitted by virtual means during the OGM.

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If a certain Admitted Shareholder does not receive the confirmation for virtual access at the OGM up to eight hours before the beginning of the OGM, he or she must contact the Company's Investor Relations Superintendence by the e-mail assembleiavirtual@eletrobras.com up to 4 hours before the beginning of the OGM.

(v)             Attendance at the OGM via Digital Platform

The Admitted Shareholders who attend the Shareholders Meeting via Digital Platform made available by the Company will be considered present at the OGM (and able to exercise their respective voting rights) and sign the respective minutes, under the terms of article 47, III, and §1, of CVM Resolution 81.

In turn, a shareholder who has already sent the Voting Ballot may also, if he wishes, register to attend the OGM via Digital Platform, provided that he does so in the manner and within the period described in this Management Proposal, in which case such shareholder may: (i) simply attend the OGM, whether or not he/she has sent the Voting Ballot; or (ii) attend and vote in the OGM, noting that, as to the shareholder who has already sent the Voting Ballot and who, if he/she wishes, votes in the OGM, all voting instructions received through the Voting Ballot will be disregarded.

It should be noted that the Digital Platform meets the requirements set forth in article 28, §1, and items I to III of CVM Resolution 81, namely: (a) the possibility of simultaneous manifestation and access to documents presented during the OGM that have not been made available previously; (b) full recording, by the Company, of the OGM; (c) the possibility of communication among attending shareholders; and (d) ensure the registration of the presence of the shareholders and their respective votes.

The OGM will be fully recorded, and therefore the Admitted Shareholder, by accessing the Digital Platform and attending the OGM, is aware of and authorizes the Company to record and make use of the OGM information, including that of the Admitted Shareholder as a participant in the OGM, consenting to the performance by the Company, as well as by third parties authorized by the Company, in compliance with applicable legal and regulatory limitations, of collection, classification, access, reproduction, transmission distribution, processing, filing, evaluation, control, transfer, dissemination, extraction, recording, organization, structuring, storage, sharing, adaptation, recovery, consultation, use, disclosure by transmission, dissemination or other form of making available, correlation or combination or restriction of the information contained in the OGM, including the Admitted Shareholder as a participant in the OGM, provided that the applicable laws and regulations are observed. The purposes of all the uses mentioned herein shall be for: (a) recording the possibility of manifesting and viewing the documents presented during the OGM; (b) recording the authenticity and security of the communications during the OGM; (c) recording the presence of the Admitted Shareholders at the OGM (d) recording the Admitted Shareholders votes at the OGM; (e) compliance with judicial, arbitral, legal, administrative, regulatory, or self-regulatory determinations; and (f) if the information is necessary to defend the rights of the Company and its managers in the judicial, arbitral, administrative, regulatory, and/or self-regulatory jurisdictions.

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Each Admitted Shareholder is aware:

(a)	that the recordings and your information will be used and processed by the Company for a period of five years and may be deleted thereafter (unless by judicial, arbitral, legal, administrative, regulatory or self-regulatory determination or in the context of certain defense of the rights of the Company and its managers within the scope of a judicial, arbitral, administrative or self-regulatory proceeding);
(b)	the performance of various processing of your information due to legal or regulatory obligations, of which the respective party controlling the data is an integral part, which is in the interest of the Admitted Shareholder, according to his/her legitimate expectations, based on the support and promotion of the Company's activity; e
(c)	that their rights over their personal data can be exercised only in the way that may be permitted by applicable laws and regulations, by express communication to the Company.

The Admitted Shareholder who whishes to:

(a)	to speak on a certain matter on the Agenda of the OGM shall use the Digital Platform to register such request, so that, in the order in which they are received by the table, the floor is given to such Admitted Shareholder, through the opening of his/her audio file. In order to maintain the good progress of the OGM, a maximum time may be established for each participating shareholder to speak; e
(b)	to make use of the word to manifest on any matter not related to the agenda of the OGM, must use the usual channels of contact with the Company, through the Investor Relations área.

Any written manifestation, sent to the OGM Board on the e-mail assembleiavirtual@eletrobras.com until the end of the OGM, by any Admitted Shareholder or his attorney-in-fact, will be attached to the OGM minutes, if expressly requested.

The Company:

(a)	is not responsible for connection problems that Admitted Shareholders may face and other situations that are not under the Company's control, such as internet connection instability or incompatibility of the Digital Platform with the Admitted Shareholder's equipment;
(b)	strongly recommends that Admitted Shareholders test and familiarize themselves with the Digital Platform in advance to avoid incompatibility of their electronic equipment with the Digital Platform and other problems with its use on the day of the OGM, and access the Digital Platform at least thirty minutes before the beginning of the OGM in order to avoid possible operational problems; and

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(c)	in order to assist its shareholders, will provide remote technical support and make available to Admitted Shareholders a guide with basic instructions for accessing the OGM via the Digital Platform.

Any questions or clarifications about the issues above may be solved or obtained, as the case may be, by contacting the Investor Relations Office, by means of the e-mail assembleiavirtual@eletrobras.com.

(vi)            Voting Ballot

As provided for in CVM Resolution 81, pursuant to article 26, §2, item II, 'b', Eletrobras will make available, up to one month before the date set for the Shareholders Meeting, the Voting Ballot in order to enable its shareholders to attend remotely, in accordance with the model made available on the websites of the Company (https://ri.eletrobras.com/), the CVM (https://sistemas.cvm.gov.br/) and B3 (https://www.b3.com.br/pt_br/).

To attend the OGM through this method, the Company's shareholders must fill in the appropriate fields, sign the Voting Ballot and send it, up to 7 days prior to the date of the OGM, to: (a) Banco Bradesco S.A., the bookkeeping agent for the shares issued by the Company ("Bookkeeping Agent"); (b) the custody agent responsible for the custody of the shares issued by the Company to which they belong ("Custody Agent"), provided that they are qualified to receive the Voting Ballot under the terms of CVM Resolution 81; or, further, (c) the Company, directly, by mail or electronic mail.

Bookkeping Agent

Eletrobras informs that the Bookkeeping Agent, under the terms of the agreement signed with the Company, will receive the Voting Ballot at all of its network of bank branches throughout the national territory, subject to the procedures established by the Bookkeeping Agent. The shareholders or their representatives shall go to any bank branch of the Bookkeeping Agent, bearing valid, original identity document with photo and, in case of shareholders considered legal entities and/or represented by an attorney-in-fact, the competent representation documents shall be presented, in addition to the Voting Ballot.

Custody Agent

Pursuant to CVM Resolution 81, Custody Agents may, but are not required to, receive the Voting Ballots of the Company's shareholders. As a result, shareholders are recommended to check with the respective Custody Agent whether it will provide such service, as well as its costs and procedures. In cases where the Custody Agent chooses to receive the Voting Ballots, the Company's shareholders may also, at their sole discretion, send the Voting Ballots directly to such Agents.

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Company

Pursuant to CVM Resolution 81, shareholders who so wish may also forward the Voting Ballot directly to the Company, and in this case must observe the following rules:

(a)	the Voting Ballot will only be received when sent by e-mail to the following e-mail address: ombudsman-ri@eletrobras.com. The Company will not require the originals to be sent to it;
(b)	the Voting Ballot shall contain the place, date and signature of the requesting shareholder. If the shareholder is considered a legal entity under Brazilian law, the signature must be that of its legal representatives, or attorneys-in-fact with powers to practice this type of act; and
(c)	the Voting Ballot sent directly to the Company must be accompanied by documentation proving the quality of shareholder or legal representative of the signing shareholder, thus observing the requirements and formalities indicated in item 1.3 (ii) above.

General Information

Any Voting Ballot that is unaccompanied by the documentation necessary to prove the status of a shareholder, or to prove such shareholder’s representation will not be considered valid, and consequently will not be processed by the Company, but may be corrected and resent by the shareholder to the Company, subject to the deadlines and procedures established in CVM Resolution 81.

Any Voting Ballot that is received by the Bookkeeping Agent or the Custody Agent (as the case may be) or the Company up to 7 days prior to the date of the OGM pursuant to article 27 of CVM Resolution 81 will be accepted. Any Voting Ballot that is delivered after this term will be considered invalid and will not be processed by the Company.

After the expiration of the aforementioned term, should there remain items not filled out on the Voting Ballots submitted, the Company will consider them as an abstention from voting in relation to such matters.

(vii)          Installation of the Fiscal Council, nomination of candidates and election

Installation

Pursuant to article 43 of the Company's Bylaws, Eletrobras' Fiscal Council does not operate on a permanent basis. Therefore, in accordance with article 161, §2, of the Brazilian Corporate Law, and to article 4 of CVM Resolution No. 70, dated March 22, 2022 ("CVM Resolution 70"), it shall be installed at the request of shareholders representing at least 2% of the voting shares (common shares issued by the Company), or 1% of the non-voting shares (preferred shares class "A" and class "B" issued by the Company).

The request for installation of the Fiscal Council may be made via Voting Ballot, which will give the shareholder the option to request the installation of the Fiscal Council, or through communication sent directly to the Company.

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Nomination of candidates

If installed, the Fiscal Council may be composed of three to five effective members and an equal number of alternates, whether shareholders or not, who will be elected at the OGM itself. Before resolving on the election of the Fiscal Council members, the OGM will fix the number of seats to be filled by the candidates.

Shareholders of the Company holding 0.5% of the shares of a certain type in the Company may include candidates for members of the Fiscal Council on the Voting Ballot within 25 days before the date of the OGM, i.e. until 11:59 p.m. on April 2, 2023 ("Inclusion Request").

The Inclusion Request must be made in writing and sent to the Chief Financial and Investor Relations Officer to the e-mail address ombudsman-ri@eletrobras.com. The Shareholder must meet the requirements applicable to the wording of the Voting Ballot (article 32 of CVM Resolution 81) and submit the Inclusion Request with the information indicated in article 38, item II, of CVM Resolution 81, which includes, without limitation, the information indicated in items 7.3 and 7.6 of the Company´s Reference Form (article 11, item I, of CVM Resolution 81).

The Company reserves the right, after receiving the Inclusion Request and the initial review of the information submitted by the shareholders, observing the deadline established by CVM Resolution 81, to request the submission of additional information.

When appointing candidates for effective and alternate members of the Fiscal Council, the Company's shareholders must, in addition to presenting all relevant supporting documentation, pay attention to the provisions:

(a)	in article 162 of the Brazilian Corporate Law, which establishes that only individuals, residents in the country, with a university degree, or who have held, for a minimum of three years, the position of company director or fiscal council member can be elected to the Fiscal Council;
(b)	in article 147, §§ 1 to 3, of the Brazilian Corporate Law, which establishes that only those who are not impeded by special law, or convicted of a crime of bankruptcy, prevarication, bribery, graft, embezzlement, against the popular economy, the public faith or property, or of a criminal penalty that prohibits, even temporarily, their access to public positions, may be elected as members of the Fiscal Council; have not been convicted to suspension or temporary disqualification penalty applied by CVM that would make them ineligible for management positions in publicly-held companies; meet the requirement of unblemished reputation; and do not hold a position in a company that may be considered a competitor of the Company, and do not have or represent interests conflicting with those of the Company; and
(c)	in §2 of article 162 of the Brazilian Corporate Law, which determines that members of the management bodies and employees of the Company or of subsidiaries or of the same economic group cannot be elected for the Fiscal Council, nor can spouse or relative, up to the third degree, of any of the Company's managers.

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Up to the date of disclosure of this Management Proposal, the Company received from the shareholders PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil, Geração L. Par Fundo de Investimento em Ações, Fundo de Investimento em Ações Dinâmica Energia and Banclass Fundo de Investimento em Ações appointments of candidates for the positions of effective members of the Fiscal Council and respective alternates ("Candidates"), as disclosed by the Company through notices to shareholders on March 14 and 21, 2023 ("Notices to Shareholders").

In accordance with CVM Resolution 81 and Circular Letter/Annual-2023-CVM/SEP, the Candidates were included in the Voting Bulletin released on the date hereof and the Notices to Shareholders provide the information about the Candidates set forth in items 7.3 to 7.6 of the Company's Reference Form.

The Company emphasizes that the appointment of candidates by shareholders may be made at any time until the conclusion of the OGM. However, in order to provide adequate publicity to its shareholders about the candidates eventually nominated, the Company encourages shareholders to make nominations as early as possible.

Election

The election of candidates to the Fiscal Council shall observe the provisions of the Company's Bylaws and the terms of article 161, §4, of the Brazilian Corporate Law.

The holders of non-voting shares (preferred shares class "A" and class "B" issued by the Company) will be entitled to request the separate election of a sitting member and respective alternate to the Fiscal Council.

2.               Management's proposal on the matters on the Agenda

(i)	To take the management’s accounts, examine, discuss, and vote on the Management Report and the Complete Annual Financial Statements of the Company for the fiscal year ended December 31, 2022 (item 1 of the Agenda)

The Management proposes to the shareholders the approval of the management report on the business and the main management facts ("Management Report") and the complete annual financial statements of the Company ("Financial Statements"), accompanied by the report issued by PriceWaterhouseCoopers Independent Auditors ("Independent Auditor's Report" and "PWC"), all regarding to the fiscal year ended December 31, 2022 and duly approved by the Board of Directors, in meeting held on March 13, 2023. To support the deliberation to be taken in the OGM, the Management requests the Shareholders to analyze all documentation and considerations described below:

Financial Statements, accompanied by the Management Report, the Independent Auditor's Report, the Fiscal Council's opinions on the Capital Budget and on the Financial Statements, as well as the Summarized Annual Report of Eletrobras' Statutory Audit and Risk Committee, for the fiscal year ended December 31, 2022.

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Pursuant to and within the period established by article 10 of CVM Resolution 81 the Financial Statements are available on the websites of the Company (https://ri.eletrobras.com/), the CVM (https://sistemas.cvm.gov.br/) and B3 (https://www.b3.com.br/en_br/), the Financial Statements, accompanied by the Management Report, the Independent Auditor's Report, the Opinions of the Fiscal Council on the Capital Budget and on the Financial Statements, as well as the annual summary report of the activities of the Eletrobras Statutory Audit and Risk Committee, pursuant to article 31-D of CVM Resolution No. 23 of February 25, 2021 ("Annual Summary Report"), relating to the fiscal year ending December 31, 2023. More details:

(a)              the Financial Statements (i) express the Company's economic and financial situation, as well as the equity changes occurred in the fiscal year ended, allowing shareholders to evaluate the Company's equity situation and level of profitability; (ii) comprise the Balance Sheet, the Exercise Income Statement, the Statement of Changes in Shareholders' Equity, the Cash Flow Statement, the Statement of Comprehensive Income and the Statement of Added Value, accompanied by explanatory notes to the financial statements, which aim to assist shareholders in analyzing and understanding this information.;

(b)             the Management Report accompanying the Full Year Financial Statements presents financial, non-financial, statistical and operational information about the Company, which should be read in conjunction with and as part of this Management Proposal;

(c)              the Independent Auditor's Report on the Financial Statements was issued by PWC, who examined all pertinent documentation and concluded that the Financial Statements present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2022;

(d)             the Opinions of the Fiscal Council were issued at the meeting held on March 13, 2023 and are based on the examination of the Management Report, the Financial Statements and the respective explanatory notes, of the clarifications received during the fiscal year in meetings with management, PWC and the Statutory Audit and Risk Committee, as well as on the examination of the Independent Auditor's Report, about which the Fiscal Council has opined that they are in conditions to be appreciated by the Meeting; and

(e)              The Annual Summary Report contains a description of the activities performed by the Company's Statutory Audit and Risk Committee, its results and conclusions reached, as well as the recommendations made.

The Financial Statements are expected to be published in the Valor Econômico newspaper (National Edition) until April 12, 2023.

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Management's Comments on the Company's Financial Condition

Management's comments on the Company's financial situation for the fiscal year ended December 31, 2022, pursuant to Section 2 of the Reference Form, are set forth in Exhibit A to this Management Proposal.

Standardized Financial Statement Form - DFP

In addition, the Standardized Financial Statement Form - DFP is also available for consultation by the Shareholders on the websites of the Company (https://ri.eletrobras.com/), CVM (https://sistemas.cvm.gov.br/) and B3 (https://www.b3.com.br/pt_br/).

(ii)	To approve the Company’s management’s proposal for the allocation of net income for the fiscal year ended December 31, 2022 and the distribution of dividends (item 2 of the Agenda)

In relation to the fiscal year ended December 31, 2022, Eletrobras reported net income of R$3,635 million. The Management Report, as well as Exhibit A of this Proposal detail the variation of the main accounts that compose the result for fiscal year of 2022, presenting the highlights and events that occurred during the year and that explain the result in question.

In this context, subject to the favorable opinions of the Fiscal Council and the Statutory Audit and Risk Committee, as well as the Independent Auditor's Report, the Company’s Management proposes the determination of adjusted net income of the parent company in the amount of R$3,545 million, according to the Financial Statements.

Allocation of Results and Distribution of Dividends

The Company's Management proposes the following allocation of the results of the fiscal year ended December 31, 2022 (without prejudice to the proposed Capital Budget and Retention, detailed below):

•	As provided in the caput of article 193, of the Brazilian Corporate Law, 5% of the net income for the year, corresponding to R$182 million must be allocated to the Legal Reserve;
•	As provided for in article 50, § 1, of the Bylaws, 25% of the adjusted net income for the fiscal year shall be paid as mandatory dividends. Thus, the Management proposes that the mandatory dividend amounts of R$863 million be declared and paid to the shareholders of the Company, including the installment to be attributed to the holders of class "A" and class "B" preferred shares and special class (golden share), within 60 days of its approval, as provided for in article 205, § 3, of the Brazilian Corporate Law, also observing the provisions of §§ 1 to 5 of article 11, of the Company's Bylaws;
•	As provided for in article 50, item II, of the Company's current Bylaws, up to 75% of the net income for the fiscal year may be allocated to the Statutory Investment Reserve. Accordingly, Management proposes that the amount of R$2,590 million, corresponding to 71.25% of net income for the year be allocated to the Statutory Investment Reserve.

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Pursuant to article 10, item II, and Exhibit A of CVM Resolution 81, detailed information regarding Management's proposal for the allocation of net income for the fiscal year ended December 31, 2022 is attached as Exhibit B to this Management Proposal.

•	Capital Budget Reserve (article 196 of the Brazilian Corporate Law)

In addition to the above, regarding the proposal to retain profits for capital budget purposes, as authorized by article 196, of the Brazilian Corporate Law ("Capital Budget"), Management clarifies that, for the current fiscal year (2023), it reviewed its Capital Budget and deemed appropriate the proposed retention of the accumulated profit of R$248 million to the Capital Budget reserve account.

All information regarding the proposed Capital Budget and its Retention can be found in Exhibit C to this Management Proposal.

(iii)	To set the global annual compensation of the management, of the members of the advisory committees to the Board of Directors and of the members os the Fiscal Council (if installed) for the period between April, 2023 and March, 2024 (item 3 of the Agenda)

•                  Context

Until June 17, 2022, the compensation strategy for the Eletrobras and its subsidiaries´managers was defined exclusively by the Secretariat of Coordination and Governance of State-Owned Companies (SEST), whose guidelines were of bindng on all state-owned companies. This is because, until that date, the Company was a federal state-owned company, under the control of the Federal Government, and had a series of limitations on the setting of the compensation of its managers.

It was in this context that the Ordinary General Shareholders' Meeting held on April 22, 2022 (“62nd OGM”) approved the total amount of compensation for the Eletrobras management, as well as for the members of the Fiscal Council and the members of the Advisory Committees of the Company's Board of Directors for the period from April 2022 to March 2023.

Although it was supported by Law no. 14,182, of July 12, 2021 (enacted prior to the 62nd OGM, on February 22, 2022), the privatization of Eletrobras was only carried out in June 2022, with the liquidation of the transaction to increase its capital stock and the dilution of the Federal Government's equity interest, followed by the payment of the new grants by Eletrobras Companies – therefore, after the date of the 62nd OGM.

After this milestone, the Company then became a publicly-held company without a defined controlling shareholder, imposing new challenges on its management associated with its restructuring and the unlocking of the value levers associated with privatization. In this new context, it became part of the role of the Company's senior management to act to capture all the synergies and growth opportunities since then possible, but no less challenging, given its new legal regime, as highlighted in the Management Proposal for the Extraordinary General Shareholders' Meeting of the Company of December 22, 2022 (“184th EGM”).

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In this conjuncture, the management compensation model previously in force proved to be even more outdated, implying the risk of losing talents and difficulty in attracting new ones, compromising the planning previously portrayed and the market's expectation of great levers of value that could be unlocked.

Thus, at the 184th EGM, in line with the new compensation model for the managers of the privatized Eletrobras that includes the review of the fixed compensation and creates mecanisms of short and long-term incentives, the instruments that compose it were approved, based on a study prepared by the consultancy Korn Ferry, which was recommended by the People Management and Governance Committee and approved by the Board of Directors, in a meeting held on November 18, 2022 (“Compensation Model”).

By contemplating compensation levels aligned with companies of similar size and context, embodied in short- and long-term incentives, the Company's Management Compensation Model aims to solidify a meritocratic culture, capable of retaining and rewarding talent and structured to ensure full alignment between the interests of management (in addition to other beneficiaries of the Model), the Company and its shareholders, as:

(i)                the Company will now be able to retain current key professionals and attract new talent, in addition to fostering a high performance culture that will serve as a driving force for unlocking the value levers of the capitalization;

(ii)              the managers (and other beneficiaries) will be able to capture shareholder value growth, which configures a great stimulus for high performance, the overcoming of goals and the maximization of the capacity to generate value in the medium and long term; and

(iii)             the shareholders, who, in view of the professionals' performance in favor of the rapid unlocking of the value levers of capitalization and the consequent maximization of the Company's value, will be able to count on the appreciation of the Company's shares and the maximization of the return on their investments in the medium and long term.

To this end, the compensation of the Company's managers is now set using as parameters the responsibility, time dedicated to the function, competence and reputation of the managers, the new levels of challenges required, as well as the comparison with companies of similar size and especially with Companies that have gone through or are going through a similar stage of transformation.

Thus the 184th EGM approved: (i) a new global compensation amount for the period ending in March 2023, (ii) the Stock Option-Based Compensation Plan and (iii) the Restricted Share Units Compensation Plan, which instrumentalize the Compensation Model.

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The Stock Option Plan and the Restricted Share Units Compensation Plan are available for consultation on the Company's investor relations website (https://ri.eletrobras.com) and on the website of the Brazilian Securities and Exchange Commission (www.cvm.gov.br).

•                  Proposed Compensation for the 63rd OGM

In turn, the present Management Compensation proposal was unanimously approved by the Company's Board of Directors at a meeting held on March 24, 2023, which maintains all the guidelines approved at the184th EGM, consisting, in general terms, int the mere revalidation for the period between April 2023 and March 2024 of the compensation model of the privatized Eletrobras approved at the 184th EGM.

As general premises and guidelines, the present Management Compensation proposal mainly considers the following:

(a)	New Compensation Model approved at the 184th EGM, which was built by Korn Ferry in view of the new context of the privatized Eletrobras, which enabled Eletrobras to start strengthening its compensation strategy for identifying, attracting, developing and retaining talent, as well as aligning interests among its executives, the Company and its shareholders.
(b)	In line with the best market practices and considering the recommendations made by Korn Ferry, the compensation model of the 184th EGM has the general premise that the largest percentage of total compensation for members of the Executive Board is located in the short (ICP) and long term incentives (ILP); being 20% to 30% for fixed compensation; 25% to 30% for ICP; and 50% to 40% for ILP.
(c)	Furthermore, the fixed compensation levels of the members of the Executive Board are positioned in the P50 (50% percentile), and, based on the Company´s goals, triggers and challenges of an economic, financial, social, environmental and governance nature, the total compensation package will fall between the P75 and the P90 (between the 75% and 90% percentile). Therefore, the total package between P75 and P90 will only be reached if the performance is proportional and targeted to the market P75 and P90.
(d)	The revision of the Companys bylaws, as approved at the 183rd EGM that changed the quantity and scope of the positions of Eletrobras' senior management, considering the role of senior management in capturing the value levers associated with the capitalization.
(e)	The new Strategic Plan 2023-2030 ("Plan") aims to capture opportunities appropriate to the context and competitive differentiators of Eletrobras bringing focus to recalibrate and materialize the future aspiration of the capitalized Eletrobras, which is to be Green Major: Eletrobras as a global leader in value creation with renewable and low-emission infrastructure and solutions. Four Guidelines were created guiding this long-term vision: (i) Transformation and Operational Resilience - Lead in offering quality products and services to customers and ensure the safety of our employees, environment and assets; (ii) ESG Reference - Be a local and international market reference in ESG practices, leading decarbonization of the economy, pursuing excellence in corporate governance and care for communities; (iii) Innovation and Technology - Pursue solutions that ensure business competitiveness, based on the digitalization of operational and corporate processes and adaptability to new technologies; and (iv) Sustainable Growth - Grow in a sustainable and renewable manner in Transmission, Generation and Commercialization in new geographies, business models and technologies. All these guidelines have as their main objective the Creation of Value through the Maximization of value generation for shareholders, employees, and customers, assertively contributing to the improvement of the country's business environment (regulation and sectorial policies). Therefore, the Compensation Model will act as a catalyst for the Company's Plan, to the extent that it allows the channeling of the Directors' efforts in favor of the intended short and long term directions, including indicators and targets of different dimensions, such as: economic-financial, governance, environmental, social - as described in Exhibit E of this Management Proposal.

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(f)	The Bonus Program (ICP) and the Stock Option Program (ILP) will be based on profitability, sustainability, excellence and value creation targets in the long term, as well as triggers and challenges of the Company, so that if met, and depending on the degree of fulfillment, there will be corresponding retribution. Therefore, they unfold from, at the same time as they support the new Strategic Plan 2023-2030.
(g)	The 185th Extraordinary General Shareholders' Meeting approved, in January 2023, the merger of the following subsidiaries: (i) Companhia Hidro Elétrica do São Francisco ("CHESF"); (ii) Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil ("CGT Eletrosul"); (iii) Furnas -Centrais Elétricas S.A. ("Furnas"); and (iv) Centrais Elétricas do Norte do Brasil S.A. ("Eletronorte" and, together with CHESF, CGT Eletrosul and Furnas, the "Subsidiaries" and the "Transaction", respectively). The Transaction constituted a benefit for the the Company's governance structure, and allowed the very scope of action of the Subsidiaries' to be reviewed and rethought, aiming at: (i) the complete restructuring and simplification of their governance systems, focusing on leaner local administrations with an operational management profile; (ii) centralization and standardization of macroprocesses and structures, with elimination of redundancies and gains in efficiency in the operation of assets and execution of investment projects; (iii) strengthening the role of Eletrobras in the strategic direction of its subsidiaries and in defining the optimal management model; and (iv) greater legal security in the decision-making process, the absence of potential conflicting interests normally associated with the plurality of the shareholder base.
(h)	The Transaction described in item (g) above represented a fundamental measure to enable extremely relevant value levers associated with the management and organization of the Subsidiaries, which will ultimately be reflected in the expected future appreciation and profitability of Eletrobras itself.

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(i)	The Company's proposal for the period between April 2023 and March 2024 will make it possible to complete the Compensation Model of the privatized Eletrobras, to the extent that the Bonus Program (ICP) and the Stock Option Program (ILP) are put into operation, both already planned and approved at the 184th EGM, which in addition to the recent fixed and variable compensation levels and the Restricted Share Units Plan (ILP) are essential for retaining and attracting talent to the Company.

Therefore, the Management proposes to the Shareholders' Meeting that the global compensation of the members of the Executive Board, the members of the Board of Directors and the Board Advisory Committees, as well as the Fiscal Council (if installed), be approved for the period from April 1, 2023 to March 31, 2024, in the amount of R$106,516,417.95 (which does not include charges related to the National Institute of Social Security (INSS) and the Workers' Severance Indemnity Fund (FGTS)), consisting of:

o	R$83,265,387.25 for the members of the Executive Board;
o	R$20,396,030.70 for the Board of Directors;
o	R$2,100,000.00 for the members of the Statutory Advisory Committees to the Board of Directors; and
o	R$755,000.00, for the members of the Fiscal Council (if installed, considering an assumption of 5 effective members).

Additionally, for a better understanding by the shareholders of the proposed compensation of the Company's managers for the period between April, 2023 and March, 2024, and in line with the guidelines contained in the Ofício Circular/Anual-2023-CVM/SEP, of February 28, 2023, the main characteristics of the new proposal for the compensation of Eletrobras' managers are presented in Exhibit D.

Pursuant to article 13 of CVM Resolution 81, all information and details regarding the Management's proposal for establishing the overall compensation of the members of the Board of Directors, Executive Board, Fiscal Council (if installed), Statutory Audit and Risk Committee, as well as the external members of the Board Advisory Committees, pursuant to Section 8 of the Company´s Reference Form, is attached as Exhibit E to this Management Proposal.

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3.               Conclusion

In light of all of the above, the Company's Board of Directors has approved the convening of the 63rd Eletrobras Ordinary General Shareholders’ Meeting, under the terms of this Management Proposal and its attachments, and recommends that the shareholders carefully read all the documentation made available to them in relation to the proposed resolutions, and to approve them at the Shareholders´ Meeting.

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List of Exhibits

All documents relating to the matter to be resolved by the 63rd Eletrobras Ordinary General Shareholders’ Meeting, in particular the Financial Statements, accompanied by the Management Report, the Independent Auditor's Report, the opinions of the Fiscal Council on the Capital Budget and on the Financial Statements, as well as the Summarized Annual Report of the Eletrobras Statutory Audit and Risk Committee and the Standardized Financial Statement Form - DFP, all for the fiscal year ending December 31, 2022, are available to shareholders on the weibsites of the Company (https://ri.eletrobras.com/), CVM (https://sistemas.cvm.gov.br/) and B3 (https://www.b3.com.br/pt_br/), as well as the Exhibits listed below:

EXHIBIT A – Section 2 of the Company's Reference Form (management comments on the Company's financial situation for the fiscal year ended December 31, 2022)

EXHIBIT B – Information required by Exhibit A of CVM Resolution 81 (proposal for allocation of net income for the fiscal year ended December 31, 2022)

EXHIBIT C – Proposed Retention and Capital Budget for the year 2023

EXHIBIT D – Main characteristics of the new Compensation Proposal for the managers of Eletrobras

EXHIBIT E – Section 8 of the Company's Reference Form (detailed information on compensation of management and advisory committee members)

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CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

(Publicly-held Company)

CNPJ/ME Nº 00.001.180/0001-26

EXHIBIT A – Section 2 of the Company's Reference Form (management comments on the Company's financial situation for the fiscal year ended December 31, 2022)

2.       Management Comments

For purposes of this Section 2, unless expressly stated otherwise, the term "Eletrobras Subsidiaries", refers jointly to (i) Centrais Elétricas Brasileiras S.A. ("Company" or "Eletrobras"); (ii) Furnas Centrais Elétricas S.A. ("Furnas"); (iii) Centrais Elétricas do Norte do Brasil S.A. ("Eletronorte"); (iv) Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil ("CGT Eletrosul"); (v) Companhia Hidro Elétrica do São Francisco ("Chesf"); and (vi) Eletrobras Participações S.A. ("Eletropar").

Except as otherwise indicated, the financial information provided in items 2.1 through 2.9 of this section is derived from the consolidated financial statements for the fiscal year ended as of 2022, prepared in compliance with accounting practices adopted in Brazil, including the accounting pronouncements issued by the Comitê de Pronunciamentos Contábeis ("CPC") and International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB").

The managers analysis clarifying the results obtained and the reasons for the variation in the values of the Company's equity accounts constitutes an opinion on the impacts or effects of the data presented in the financial statements on the Company's financial condition and operating results .The Company's management cannot guarantee that the financial condition and results of operations obtained in the past will be reproduced in the future.

The terms "HA" and "VA" in the columns of certain tables in section 2 generally mean "Horizontal Analysis" and "Vertical Analysis", respectively.

The information in this section 2 should be read and analyzed jointly with the Company's consolidated financial statements, which are available on its website (https://ri.eletrobras.com/) and on the website of the Brazilian Securities and Exchange Commission ("CVM") (www.cvm.gov.br).

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2.1.       Management should comment on:

a.	general financial and equity conditions

As of December 31, 2022, Eletrobras had direct shareholder control of four (4) electric energy generation and transmission companies, namely: Eletronorte, Furnas, Chesf and CGT Eletrosul, one (1) research center, namely CEPEL, and one (1) holding company, Eletrobras Participações S.A.

As of December 31, 2022, Eletrobras had an installed capacity of 42,559.4 MW in generation projects, which represents 23% of the 188,908.9 MW installed in Brazil. Of the Eletrobras total, 68% are projects fully owned by the Eletrobras Companies and invested companies, 30% are projects carried out through SPEs (Sociedade de Propósito Específico) and 2% are projects in shared ownership.

Total transmission lines as of December 31, 2022 include 10,308.05 km in Eletrobras' own projects, not renewed under Law No. 12,783/2013, 56,630.72 km in Eletrobras' own projects under Operation and Maintenance ("O&M"), renewed under Law No. 12,783/2013, and 6,948.64 km corresponding to the proportion of Eletrobras' interest in SPEs.

As of December 31, 2022, Eletrobras' transmission system was composed of approximately 62,070.97 km of transmission lines with a voltage level of 230 kV or higher, including partnerships, corresponding to 38.49% of the total transmission lines in the Basic Grid.

The Strategic Plan of the Eletrobras Companies ("Strategic Plan") 2023-2030, adjusted considering the scenario of the Company's capitalization within the scope of the privatization, foresees investments much higher than the previous plans. In 2022, the investments totaled R$5,639,000.00, representing 108% of the forecast for the year..

The Strategic Plan is unfolded in the Management Plan of Business and Management ("PDNG"), updated annually, with a five-year horizon. The new Management Plan of Business and Management (PDNG), for the period 2023-2027, is oriented to capture opportunities appropriate to the context and to Eletrobras' competitive differentials in order to transform the company into a global leader in value creation with renewable and low-emission infrastructure and solutions..

Throughout 2022, the Company continued the process of reducing the number of SPEs in which it had shares, through the SPE Rationalization Project, which it intends to maintain as a strategic and priority project of the Company for 2023. In the fiscal year ended as of December 31, 2022, the Company held 74 SPEs.

In the fiscal year ended as of December 31, 2022, Eletrobras had a consolidated net income of R$3,638,382 thousand, lower than the R$5,713,633 thousand obtained on December 31, 2021.

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In the fiscal year ended as of December 31, 2022, the Net Operating Income was R$34,074,233 thousand, showing a reduction of R$552,601 thousand or 1.60% in relation to the fiscal year ended as of December 31, 2021, when it corresponded to the amount of R$34,626,834 thousand. This variation occurred mainly due to the increase in deductions from revenue such as PIS and COFINS in the amount of R$202,031 thousand and sectorial charges in the amount of R$402,815 thousand, totaling a variation of R$604,846 thousand.

Evaluation of Indicators

The table below presents the evolution of indicators considered important by management for the evaluation of the Company and its financial and equity position in the last fiscal year, ended as of December 31, 2022:

	12/31/2022	12/31/2021
Current Liquidity Index¹	1.93	1.66
Gross Debt²	59,106,522	44,015,645
Available Funds³	24,343,863	22,208,978
Net Debt[4]	34,762,659	21,806,667
Immediate Liquidity[5]	0.92	0.93
Net Gearing[6]	31.31%	28.54%

¹ Corresponds to the division between current assets and current debt.

² Corresponds to financing payable and debentures, according to section 2.5 - Non-accounting measures.

³ Corresponds to the sum of (i) Cash and cash equivalents, current Securities; (ii) Financing receivable; and (iii) Itaipu's Financial Assets.

[4] Corresponds to the Gross Financial Debt subtracted from Cash and Cash Equivalents.

[5] Corresponds to the division between availabilities and current liabilities.

[6] Corresponds to the division between net debt and stockholders' equity.

On December 31, 2022, Eletrobras' current liquidity index increased from 1.66 to 1.93, due to a positive variance in current assets of 28.13%, also in current liabilities of only 10.71%.

Current assets increased by about 28.13% mainly due to available funds accounting entry, which varied from R$22,208,978 thousand on December 31, 2021, to R$24,343,863 thousand on December 31, 2022. Current liabilities has ranged positively about 10.71%, this variation is equivalent to the amount of R$2,557,504 thousand.

Regarding the evolution of net debt, there is an increase of R$12,955,992 thousand in the fiscal year ended as of December 31, 2022, from R$21,806,667 thousand on December 31, 2021 to R$34,762,659 thousand on December 31, 2022. This variation is mainly due to the long-term loans and financing payable, which ranged by R$15,800,860 thousand, from R$35,780,892 on December 31, 2021 to R$51,581,752 on December 31, 2022, increase which is mainly due to the acquisition of Madeira Energia S.A. - MESA in July 2022. This effect was partially offset by the variation in Cash and Cash Equivalents, in the amount of R$10,546,467 thousand, going from an amount of R$192,659 thousand on December 31, 2021 to an amount of R$10,739,126 thousand on December 31, 2022.

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The available funds increased by R$10,546,467 thousand or 5,474.16%, from R$192,659 thousand on December 31, 2021 to R$10,739,126 thousand on December 31, 2022. This increase is mainly due to the increase in financial investments in the amount of R$10,572,636 thousand.

Discontinued Operations – Itaipu and Eletronuclear

Itaipu is a binational entity created and governed by the treaty signed on April 26, 1973 (approved by Legislative Decree No. 23/1973), between the Federative Republic of Brazil and the Republic of Paraguay.

Eletrobras acted as a vehicle used by the Brazilian government to acquire and market the hydroelectric power generated by the plant.

Under Law No. 14,182/2021 and Investment Partnership Program Council (“CPPI”) Resolution 203/2021, as amended by CPPI Resolution No. 221/2021, the Company transferred its entire stake, which represented 50% of Itaipu's capital, to ENBpar for the consideration of R$1,082,275 thousand, equivalent to USD 208,262 thousand, defined by CPPI Resolution No. 221/2021 and by the contract for the transfer of ownership interest, entered into between Eletrobras and ENBpar.

Eletrobras will receive from ENBpar the consideration referred to in the item above in 240 monthly installments. The payment of these installments began in 2022, after the capitalization. These amounts are adjusted substantially by the U.S. inflation index, exchange variation and added interest of 4.76% p.a.

The equity transfer impacted the Company's result by R$896,658 thousand, as shown below (amounts in the table in R$/thousand):

Consideration for the transfer	1,082,275
Reduction in equity stake	(185,617)
Transfer gain	896,658

The transfer of the totality of Itaipu´s shares to ENBpar, as well as what occurred with the transfer of the ownership interest representing the control of Eletronuclear, met the requirements for a discontinued operation in accordance with accounting Pronouncement CPC 31/IFRS 5 - Non-Current Assets Held for Sale and Discontinued Operations and has its effects on the results and cash flows disclosed as discontinued operations; thus, Eletrobras has not considered since June 2022 the effects of the consolidation of Eletronuclear, since it no longer has control of this investee.

b.	capital structure

The indicator measured by the ratio between third-party liabilities and total liabilities was 58.91% as of December 31, 2022.

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The ratio between total financing from own capital sources and from third-party capital sources for the fiscal year ended as of December 31, 2022 was 69.75%.

The table below shows the evolution of these indicators for the fiscal year ended December 31, 2022:

Own Capital X Third-Party Capital
R$thousands, except percentages	12/31/2022	VA %
Third-Party Capital
Current Liabilities	26,440,876	16.61%
Non-Current Liabilities	132,747,950	83.39%
Total Liabilities	159,188,826	58.91%
Own Capital
Net Equity	111,028,636	41.09%
Total Net Equity	111,028,636	41.09%
Total (Own Capital + Third Party Cap.)	270,217,462	100.00%
Own Capital/Third-Party Capital	69.75%

c.	capacity of payment in relation to the financial commitments assumed

Based on the information described below, which includes the Company's indebtedness profile, with the respective amortization schedule and its available funds, read jointly with the liquidity indexes described in "Evaluation of Indicators" of item 2.1 (a), and considering the Company's capacity to access funds from loans and financing in the financial and capital markets, the Company's management understands that, on the date of submission of this proposal, the Company has full conditions to honor its financial commitments. As of December 31, 2022, the Company was in compliance with its financial commitments.

The following table shows the amortization flow for payment of loans, financing, bonds, and debentures, which totaled R$59,106,522 thousand, on December 31, 2022:

Loans, Financing, Bonds and Debentures
Amortization Flow
12/31/2022
(in thousands of R$)		Balance	VA%
Short Term
	2023	7,524,770	12.73
Long Term
	2024	13,863,268	23.45
	2025	4,803,839	8.13
	2026	4,783,552	8.09
	2027	2,467,857	4.18
	After 2028	25,663,266	43.42
Total		59,106,552	100.00

For the Company's liquidity indexes, see the table in the subsection Evaluation of Indicators, in paragraph "a" above.

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The main resource requirements of Eletrobras as of December 31, 2022 refer to the following commitments: (i) payment of judicial sentences/agreements resulting from monetary adjustment actions of compulsory loans; (ii) payment of dividends to shareholders; and (iii) share repurchase program. As of December 31, 2022, Eletrobras' risk rating was as follows:

Agency	National Standings/Perspective	Last Report
Moody’s Global Scale	"Ba2": / Stable	07/15/2022
Moody’s SACP	"Ba2": / Stable	07/15/2022
Fitch - Foreign and Local Currency (Long Term)	"BB-": / Stable	06/15/2022
Fitch - National (Long Term)	AA(bra) / Stable	06/15/2022
Fitch - SACP	“bb-”	06/15/2022
S&P Global Scale	BB-/ Stable	06/15/2022
S&P SACP	bb-	06/15/2022
S&P National Brazilian Scale	brAAA/brA-1+Stable	06/15/2022
d.	Financing sources for working capital and investments in non-current assets

The Company's main applications of funds in the fiscal year ended December 31, 2022 were for investments, amounting R$5,639 million and the net cash used for investment activities was R$28,823,014 thousand. The Company meets these requirements with (i) cash and cash equivalents of R$10,739,126 thousand and (ii) long-term financing of R$51,581,752 thousand.

The table below shows Eletrobras' operating cash flow generation and gross indebtedness for the period indicated:

R$thousand	12/31/2022
Operating Cash Flow for Continued Activities	12,097,753
Operating Cash Flow from Discontinued Activities	(2,908,844)
Operating Cash Flow	9,188,909
Gross Debt	59,106,522

e.               sources of financing for working capital and investments in non-current assets that it intends to use to cover liquidity deficiencies

Once the need to obtain resources to make investments in non-current assets and working capital is verified, Eletrobras could consider a range of alternatives as means to make it feasible to obtain the necessary amounts.

For such purpose, it can be considered feasible to obtain: (i) financing with financial institutions, (ii) access to the capital market in order to finance itself through the issuance of bonds, whether in the local or international market, (iii) or even, if credit is available, to investigate obtaining resources in models similar to what has been done in the past, with multilateral agencies, (iv) in addition to carrying out operations with financial institutions under the "A/B Loan" modality.

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In any case, it is emphasized that the terms and conditions of the financing, loans or bonds that could potentially be issued must be compatible with the construction schedule of the projects they are associated with, in the same way that the cost must be adequate to the cash flow of the project considering the remuneration characteristics of the project.

From time to time Eletrobras considers new potential investment opportunities and may finance these investments with resources generated by its operations, fund raising from third parties such as loans, financing and issuance of debt securities, capital increases or other sources of funding that may be available at the time in question.

f.	levels of debt and the characteristics of such debt, further describing:
i.	relevant loan and financing agreements

Financing taken by the Company:

In the fiscal year ended December 31, 2022, Eletrobras made use of (i) local loans and financing with private financial institutions; (ii)  issuance of securities (bonds) in the foreign market; and (iii) issuance of securities (debentures) in the local market.

In summary, the Company's relevant contracts in effect as of December 31, 2022 include:

(i)	Bonus issued in 2020 (maturing in 2025 and 2030);
(ii)	Debentures and Commercial Notes issued by the Company and/or its subsidiaries;
(iii)	Debts arising from BNDES line contracts, either directly with the bank (Direct Contracts) or indirectly via onlending from other financial institutions (Onlending Contracts);
(iv)	Debts from Petróleo Brasileiro S.A. ("Petrobras") and Vibra Energia S.A. ("Vibra Energia") due to the privatization of electric energy distributors, controlled by the Company prior to its privatization.

Together, these contracts represent 86.23% of the debt raisen by the Company. As of December 31, 2022, the Eletrobras Companies were parties to liability contracts, including loans, financing, bonus and debentures, totaling R$59,106,522 thousand, of which R$7,524,770 thousand represented short-term obligations and R$51,581,752 thousand corresponded to long-term obligations.

It is important to note that the total consolidated debt balance previously specified for the base date of December 31, 2022 now also includes debts originating from SPE Santo Antônio Energia (“SAESA”), due to the increase in the equity interest of the Subsidiary Furnas in this SPE to 72.36% and the subsequent acquisition of control, which occurred during 2022 and which culminated in the consolidation of the indebtedness of this company, of R$20.0 billion, in the Eletrobras group.

Initially, the list of the main financial contracts in effect, specifically for the Company, on the base date of December 31, 2022, is presented below in more detail:

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KfW: Loan and Programe Agreements – Kreditanstalt für Wiederaufbau ("KfW"), with the Federal Government's endorsement, in the amount of € 13.3 million, with resources originating from protocol negotiations for financing renewable energy projects, which took place in 2000 and 2001, and resulted in the signing of the Agreement on Financial Cooperation between the governments of Germany and Brazil, on November 27, 2003. The agreement for the first tranche was signed on December 12, 2008. The term of the loan is 30 years and the interest rate is 2% per year. Interest payments for the loan are made semiannually, in June and December. The payment of the principal only began in December 2018.

On November 1, 2012, the second tranche of the financing agreement signed with KfW was signed, in the amount of € 45.9 million, guaranteed by the Federal Government, with a 5-year grace period and a total term of 30 years. As of December 31, 2022, the weighted average interest rate on this loan was 2.922% per year. Interest payments for the loan are made semiannually, in the months of June and December. The payment of the principal began in December 2017. The funds were allocated, via onlending from Eletrobras, to the São Bernardo Complex Project, belonging to the subsidiary CGT Eletrosul, which aims to implement four Pequenas Centrais Hidrelétricas ("PCHs"), in the State of Santa Catarina. The outstanding balance of the two KFW financings at December 31, 2022 was R$243,343 thousand.

Loan Agreement No. 7884 – World Bank: on February 24, 2011, the Loan Agreement No. 7884 – BR" ("Loan Agreement No. 7884") was signed with World Bank, in the amount of USD 495.0 million. The loan is guaranteed by the National Treasury. The resources were used to finance the Projeto Energia +, whose main objective was to improve the quality of the services provided and to contribute to the achievement and maintenance of the economic-financial balance of the distribution companies that, at the time, were controlled by Eletrobras. The interest and principal payments on the loan are made semi-annually, in March and September. The principal started being paid in March 2016. The outstanding balance of this financing at December 31, 2022 was R$139,563 thousand.

Notes - Bonus (issued in 2020): on February 4, 2020, Eletrobras concluded a bonus issuance process in the international market ("2020 Bonus"), carried out through two tranches with maturities in 2025 and 2030, in amounts of USD 500.0 million and USD 750.0 million, respectively. The tranches related to this issue have semi-annual interest coupons, with rates of 3.625% and 4.625% per annum respectively, and are amortized in bullets on the respective maturity dates.

The funds from this raising were used for the partial repurchase (tender offer) of the bonds issued in dollars in 2011, maturing in October 2021. The outstanding balance (effectively due) for this bond on December 31, 2022 is R$6,553,516 thousand.

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Private Instruments of Debt Assumption - Petrobras and Vibra Energia: As resolved at the Company's 170th extraordinary general meeting, within the scope of the distributor sale process, Eletrobras assumed debts of these companies with Petrobras and Vibra Energia S.A. by means of the following instruments: (i) Private Instrument of Debt Assumption and Other Covenants entered into between Petrobras and Eletrobras, with the intervention of Amazonas Distribuidora de Energia S.A. ("Amazonas D") on April 30, 2018 in the amount of R$4,019,086,325.95; (ii) Private Instrument of Assumption of Debt and Other Covenants entered into between Petrobras and Eletrobras, with the intervention of Amazonas D on April 30, 2018 in the amount of R$4,028,000,043.80; (iii) Private Instrument of Assumption of Debt and Other Covenants entered into between Petrobras and Eletrobras, with the intervention of Companhia de Eletricidade do Acre - Eletroacre ("Eletroacre") on April 30, 2018 in the amount of R$224,873,052.72; (iv) Private Instrument of Assumption of Debt and Other Covenants entered into between Petrobras and Eletrobras, with the intervenience of Boa Vista Energia S.A. ("Boa Vista") on April 30, 2018 in the amount of R$140,565,427.69; (v) Private Instrument of Assumption of Debt and Other Covenants entered into between Petrobras and Eletrobras, with the intervention of Centrais Elétricas de Rondônia S.A. on April 30, 2018 in the amount of R$1,255,767,551.42; (vi) Private Instrument of Assumption of Debt and Other Covenants entered into between Vibra Energia and Eletrobras, with the intervention of Eletroacre on April 30, 2018 in the amount of R$80,135,033.53; and (vii) Private Instrument of Assumption of Debt and Other Covenants entered into between Vibra Energia and Eletrobras, with the intervention of Boa Vista on April 30, 2018 in the amount of R$21,979,555.51. (together, "Private Instruments of Assumption of Debt").

The total amount of these debts at December 31, 2022 was: (i) R$4,288,426 thousand with respect to the instruments originally entered into with Petrobras; and (ii) R$40,909 for the instruments originally entered into with Vibra Energia.

Debentures of the Company's 2nd Issuance: on April 25, 2019, the Company issued five million (5,000,000) of simple debentures, not convertible into shares, of the unsecured kind, in four (4) series, in the principal amount of R$5.0 billion, through the execution of the "Private Instrument of Deed of the 2nd (second) Issue of Simple Debentures, Not Convertible into Shares, of the Unsecured Kind, in four (4) Series, for Public Distribution with Restricted Efforts, of Centrais Elétricas Brasileiras S.A. - Eletrobras" on April 25, 2019 ("Second Debenture Issue Indenture"). The amount issued, remuneration and amortization of each series were:

Series	Amount (in R$billion)	Interest rate	Expiration
1st	R$1.1	CDI + 0.7%	3 years (bullet)
2nd	R$2.2	CDI + 1.0%	5 years (bullet)
3rd	R$1.0	CDI + 1.2%	7 years (bullet)
4th	R$0.7	IPCA+5.1814%	Annual in the 8th, 9th and 10th years

The amounts collected were used for: (i) settlement of the Bonus that matured in July 2019; (ii) amortization of R$1.0 billion of the debt with Petrobras; and (iii) reimbursement of investments made in Angra 3 and the Belo Monte Plant.

The debit balance of this liability at December 31, 2022 is R$4,130,687 thousand.

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Debentures of the Company’s 3rd Issuance: on April 15, 2021, the Company issued two million seven hundred thousand (2,700,000) simple, non-convertible into shares, unsecured debentures, in two (2) series, in the principal amount of R$2.7 billion, by means of the execution of the "Private Instrument of Deed of the 3rd Issue of Simple Debentures, Non-convertible into Shares, Unsecured, in 2 Series, for Public Distribution with Restricted Efforts, of Centrais Elétricas Brasileiras S.A." on April 14, 2021 ("Third Debenture Issuance Indenture"). The amount issued, remuneration and amortization of each series were.

Series	Amount (in R$ billion)	Interest rate	Expiration
1st	R$1.2	CDI + 1.8%	5 years (bullet)
2nd	R$1.5	IPCA + 4.9126%	10 years (bullet)

The resources of the transaction were used for the Company's cash requirements throughout 2021, including the settlement of the remaining installment of the 2021 bonus, as well as for the reimbursement of investments made in Angra 3.

The debit balance of this liability at December 31, 2022 is R$2,944,944 thousand.

Commercial Note of the Company’s 1st Issuance: on December 20, 2022, the Company issued six million (6,000,000) Escritural Commercial Notes, in a single series, in the principal amount of R$6.0 billion, through the execution of the "Term of Issue of the 1st (First) Issuance of Escritural Commercial Notes, in a single series, for public distribution with restricted efforts, of Centrais Elétricas Brasileiras S.A. - Eletrobras" ("Term of Issue of the First Notes"). The remuneration and amortization of the single series was:

Series	Amount (R$billion)	Interest Rate	Maturity
Single	6	CDI + 1,35%	18 months (bullet)

The resources of the operation are intended to strengthen cash and refinance the liabilities of Eletrobras and/or its subsidiaries. The debit balance of this liability at December 31, 2022 is R$6,016,853 thousand.

In addition to the main terms and conditions of the Company's contracts previously described, other information concerning these contracts is briefly highlighted, notably with respect to the structure of guarantees:

No guarantees required: the bonus issued abroad, the debentures, the commercial notes and the debt assumption instruments originally signed with Petrobras do not present guarantees and, as of December 31, 2022, they have a total outstanding balance of R$23,934,425 thousand.

Guarantees required: in turn, the financing with KfW and World Bank are guaranteed by the Federal Government and, as of December 31, 2022, had a total outstanding balance of R$373,906 thousand.

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Once the main characteristics of the Eletrobras contracts (entered into at the Company level) are shown, the main highlights concerning the contracts of the Eletrobras subsidiaries are summarized.

In this context, it is noted that as of December 31, 2022, the following groups of financial contracts, or creditors, of Eletrobras subsidiaries were in effect :

BNDES Direct Credit Lines and Onlending from other financial institutions: the BNDES credit lines finance several corporate projects of the Eletrobras Companies (originally signed by Furnas, CGT Eletrosul and Chesf), such as the hydroelectric power plants of Batalha, Simplício and Baguari, in addition to other expansion and maintenance projects. Additionally, there is a very relevant presence in the financing structure of SPE Santo Antônio Energia (SAESA), which after Furnas' assumption of control in 2022, also became part of the consolidated indebtedness of the Eletrobras group. Therefore, it is a very relevant creditor within the universe of Eletrobras' subsidiaries. Financing on a global basis has a cost in an interval between TJLP and TJLP + 3.28% p.a. and TLP + 3.9% to TLP + 4.7% p.a., and repayment terms until 2040. On December 31, 2022, the outstanding balance of the contracts was R$8,110,793 thousand. In addition, including also the contracts from the onlending financing line, which are also signed with other financial institutions that onlend the funds from BNDES, the outstanding balance was R$7,132,558 thousand.

In this way, for the sake of greater detail, the following table presents the stratification of the debit balances by institution effectively creditor of the Eletrobras Controlled Companies within the scope of the BNDES Onlending lines on the base date of December 31, 2022.

Company	Contract	Maturity	Interest Rate (p.a.)	Total Balance	Share of
				(R$thousand)	the Total(%)
Furnas	CEF	09.15.2040	IPCA + 7.68%	2,455,918	34.43%
Furnas	Banco do Brasil	09.15.2040	IPCA + 7.68%	1,371,484	19.23%
Furnas	Santander	09.15.2040	IPCA + 7.68%	859,391	12.05%
Furnas	Bradesco	09.15.2040	IPCA + 7.68%	835,266	11.71%
Furnas	BNB	09.15.2040	IPCA + 7.68%	683,406	9.58%
Furnas	BASA	09.15.2040	IPCA + 7.68%	333,552	4.68%
Furnas	Itaú	09.15.2040	IPCA + 7.68%	331,691	4,65%
Furnas	Haitong	09.15.2040	IPCA + 7.68%	196,543	2.76%
CGT Eletrosul	Banco do Brasil	Up to 09.15.2040	TJLP + 2.13%; IPCA + 7.68%	65,347	0.92%
	TOTAL			7,132,558	100%

The table above shows the relevant participation of Caixa Econômica Federal, Banco do Brasil, Santander and Bradesco in the onlending of BNDES resources, with debit balances of R$2,455,918 thousand, R$1,371,484 thousand, R$859,391 thousand and R$835,226 thousand, respectively, representing approximately 78.3% of the total balance via onlending agreements.

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Banco do Brasil: In addition to the relevant participation in the scope of the BNDES credit lines as onlending agent, as shown in the table above, this institution deserves special mention for its relevance as a creditor to the Eletrobras group also through credits granted directly to the controlled companies Furnas, CGT Eletrosul and Eletronorte. In this case, even without considering the balances indicated previously from resources transferred from BNDES, the debit balance on 12/31/2022 arising from credits granted by this institution totals R$3.1 billion. These loans mature between 2023 and 2029 and their cost is linked to the CDI (%), which varies between 107.5% and 125.5%, and to the CDI +, which varies between 1.65% and 2.13% per year. Additionally, if amounts corresponding to onlending credits from BNDES via Banco do Brasil are also included, this debt balance reaches R$4,516,582 thousand on 12/31/2022.

Debentures: The Eletrobras subsidiaries have accessed the local bond issue market in recent years. Observing that Furnas (including the consolidate SPE SAESA), Eletronorte, CGT Eletrosul and Chesf have debentures in their debt contract portfolio, both in the institutional format and in the incentivized format, with a maximum maturity term up to the year 2040, cost linked to CDI or IPCA, varying from CDI + 1.78% to 2.75% per year and 117.6% CDI and IPCA (+ 3.75% to 7.49% per year) and a total balance at December 31, 2022 of R$8,897,923 thousand.

After the summary presented regarding the main groups of contracts/creditors of the Eletrobras Companies, it is noted as additional information that the financing taken is divided into guaranteed and non-guaranteed contracts. When guaranteed, the types of guarantees used are (i) corporate guarantee (fidejussória), generally from the Company; or (ii) real guarantee (in particular, fiduciary assignment of credit rights or pledge of receivables or pledge of shares, in the latter case applicable to debts arising out of projects constituted as SPEs that are consolidated in the group's results, with emphasis on the SPE SAESA).

There are also contracts in effect with guarantees provided by the Federal Government, originating from debts contracted prior to the Eletrobras privatization process, which according to Article 12 of Law No. 14,182 of July 12, 2021, which provided for the Company's privatization, will have their guarantees maintained by the Federal Government. In this situation, there is only one contract in the scope of the subsidiaries, signed by Furnas with the BID (Banco Interamericano de Desenvolvimento).

Additionally, it is important to highlight that some of the contracts have financial covenants, notably debentures issues, which in most cases are associated with the maintenance of indebtedness ratios measured by means of the ratio between Net Debt and Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA").

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Finally, the following table provides a general summary by groups of creditors the main debts Eletrobras and its subsidiaries on base date of 12/31/2022:

Company	Contract	Currency	Maturity	Interest Rate (p.a.)	Total Balance	Share of
					(R$thousand)	the Total (%)
Eletrobras	Debentures - Series II	R$	04.25.2024	CDI + 1.00%	2,240,090	3.79%
Eletrobras	Debentures – Series III	R$	04.25.2026	CDI + 1.20%	1,018,487	1.72%
Eletrobras	Debentures - Series IV	R$	05.15.2029	IPCA + 5.1814%	872,110	1.48%
Eletrobras	Debentures - Series I	R$	04.15.2026	CDI + 1.80%	1,237,365	2.09%
Eletrobras	Debentures - Series II	R$	04.15.2031	IPCA + 4.9126%	1,707,579	2.89%
Eletrobras	Commercial Note 2022	R$	06.20.2024	CDI + 1.35%	6,016,853	10.18%
Furnas	Debentures - Series I	R$	11.15.2024	117.6% of CDI	305,787	0.52%
Furnas	Debentures - Series II	R$	11.15.2029	IPCA + 4.08%	955,241	1.62%
Furnas	UHE Santo Antônio – 1st Issuance	R$	09.15.2040	IPCA + 6.50%	5,213,053	8.82%
Furnas	UHE Santo Antônio – 3rd Issuance	R$	09.15.2040	IPCA + 7.49%	627,013	1.06%
Eletronorte	Debentures	R$	10.20.2024	CDI + 2.60%	460,855	0.78%
Eletronorte	Debentures	R$	08.04.2024	CDI + 2.75%	281,218	0.48%
Chesf	Extremoz Transmissora do Nordeste – ETN S.A.	R$	01.15.2029	IPCA + 7.0291%	150,895	0.26%
CGT Eletrosul	Debentures	R$	09.15.2028	IPCA + 6.80%	119,001	0.20%
CGT Eletrosul	Debentures	R$	11.15.2028	IPCA + 3.75%	348,851	0.59%
CGT Eletrosul	Debentures	R$	09.17.2029	IPCA + 5.3455%	212,282	0.36%
CGT Eletrosul	Debentures	R$	09.16.2024	CDI + 1.78%	223,727	0.38%

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TOTAL DEBENTURES					21,990,406	37.20%
CGT Eletrosul	BNDES Direct	R$	Until 09.15.2029	Until TJLP + 3%; 3.50%	709,603	1.20%
Chesf	BNDES Direct	R$	Until 06.15.2029	Until TJLP + 3.28%; 3.50%	264,117	0.45%
Furnas	BNDES Direct	R$	Until 06.15.2029	Until TJLP + 3%; TLP + 3.9%	7,137,073	12.07%
TOTAL BNDES					8,110,793	13.72%
Eletrobras	Bonus 2025	USD	Eletrobras	Bonus 2025	USD	Eletrobras
Eletrobras	Bonus 2030	USD	Eletrobras	Bonus 2030	USD	Eletrobras
TOTAL BÔNUS					6,553,516	11.09%
Eletrobras	BB-CEF 6.5Bi I (tranche BB)	R$	01.25.2023	119.5% of CDI	17,914	0.03%
CGT Eletrosul	BB	R$	11.15.2023	115% of CDI; TJLP + 2.13%	93,304	0.16%
Furnas	BB	R$	12.06.2023	CDI + 1.65% until 2.25%; 107.5% to 115% of CDI; IPCA + 7.68%	4,294,381	7.27%
Eletronorte	BB	R$	06.07.2024	125.5% of CDI	111,801	0.19%
TOTAL BB					4,517,400	7.64%
Eletrobras	Petrobras (Fundo Apolo E BR Eletro)	R$	01.30.2025	Selic	4,288,426	7.26%
TOTAL PETROBRAS					4,288,426	7.26%
Furnas	CEF	R$	05.16.2023	113.7% of CDI; IPCA + 7.68%	2,638,308	4.46%
TOTAL CEF					2,638,308	4.46%
Eletrobras	Vibra Energia	R$	01.30.2025	Selic	40,909	0.07%
TOTAL VIBRA ENERGIA					40.909	0,07%
OTHER LOANS – NATIONAL CURRENCY					9,977,826	16.88%
Eletrobras	Loans in MN - RGR	R$	13.31.2026	5%	1,035,419	1.75%
Eletrobras	Loans in MN - Cigás	R$	02.28.2025	-	550,067	0.93%
Chesf	Loans in MN - BNB	R$	Until 10.30.2032	2.94% to8.62%; TFC + 2.7382% and TFC + 3,3467%	519,456	0.88%
Chesf	Loans in MN – Safra	R$	08.28.2024	CDI + 2.49%	100,645	0.17%
Eletronorte	Loans in MN - Bradesco	R$	06.15.2021	CDI + 2.62%	754,072	1.28%
Eletronorte	Loans in MN - State Grid	R$	07.28.2029	10%	337,096	0.57%
Eletronorte	Loans in MN - BASA	R$	Until 11.10.2032	2.94%	144,884	0.25%
Furnas	Loans in MN - Itaú	R$	Until 08.04.2026	CDI + 1.60% to 2.28%; IPCA + 7.68%	1,368,969	2.35%
Furnas	Loans in MN - BNB	R$	Until 09.15.2040	IPCA + 2.74% to 7.68%	1,175,462	1.99%
Furnas	Loans in MN - Santander	R$	09.15.2040	IPCA + 7.68%	859,855	1.45%
Furnas	Loans in MN - State Grid	R$	07.28.2029	10%	337,097	0.57%
Furnas	Loans in MN – FIDC	R$	11.18.2024	108% of CDI	269,395	0.46%
Furnas	Loans in MN – Haitong	R$	09.15.2040	IPCA + 7.68%	196,543	0.33%
Furnas	Loans in MN - Bradesco	R$	08.16.2028	CDI + 2.09%; IPCA + 7.68%	1,136,745	1.92%
Furnas	Loans in MN – BASA, BTG , FINEP	R$	Until 07.28.2029	122.84% of CDI; CDI + 2.30%; TJLP + 5%; 2.94% to 8.5%; IPCA + 7.68%	1,174,122	1.99%
OTHER LOANS – FOREIGN CURRENCY					988,292	1.67%
Eletrobras	BIRD and KfW	EUR/USD	Until 12.30.2042	Currency Conversion + rate between 2% e 4.5%	373,906	0.63%
CGT Eletrosul	KfW/CEF	EUR	06.20.2029	Currency Conversion (Dollar)+6.27%	259,063	0.44%
Furnas	BID	USD	12.15.2031	SOFR	355,323	0.60%
TOTAL					59,106,520	100.00%

*The debt balances with Santander, Bradesco, Banco do Brasil (BB), Itaú, Caixa Econômica Federal (CEF), Haitong, Banco da Amazônia (BASA) and Banco do Nordeste do Brasil (BNB) also include resources from the BNDES onlending credit line, mostly for the consolidated Santo Antônio SPE.

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Other Aspects Relevant to Loans:

New Funding in the Period

Besides the conclusion of the 1st Issue of Eletrobras Commercial Notes in the amount of R$6.0 billion previously highlighted, Furnas also carried out other fund-raising operations during 2022, which are presented in consolidated form in the following table:

Company	Counterparty (financial institution)	Purpose of the hiring	Currency	Hiring Month	Hiring		Interest rate (p.a.)
					Total amount (R$)	Due date or final payment
Furnas	Itaú	Refinancing/Liability Management	R$	April/2022	500,000,000.00	05.02.2024	CDI +1.60%
Furnas	Banco do Brasil	Refinancing/Liability Management	R$	May/2022	500,000,000.00	05.02.2024	CDI +1.65%
Furnas	Banco do Brasil	Refinancing/Liability Management	R$	May/2022	1,500,000,000.00	06.28.2029	CDI +2.00%

Guarantees provided by Eletrobras

The Eletrobras Companies were successful in several ANEEL auctions held in previous years and, therefore, are responsible for the execution of projects in the areas of generation and transmission, individually or in partnerships in the SPEs of which they are part.

Therefore, in order to compose the financing structure for these projects, financing operations were negotiated in which Eletrobras provided a relevant corporate guarantee, but always limited to the proportion of the subsidiaries' interest in the project capital in situations where they refer to projects executed by SPEs.

The total exposure in guarantees is partly comprised of guarantees provided to associates and enterprises in the form of SPEs in which the Company or its subsidiaries have equity participation. At December 31, 2022, these guarantees totaled R$28,799,328 thousand, as shown in the table below:

NON-CONTROLLED COMPANIES
Guarantor	Enterprise	Debtor Balance Guaranteed at 12/31/2022	Warranty Expiration
Eletrobras	Belo Monte HPP - North Energy	14,203,901	2042
Eletrobras	Jirau HPP - ESBR	3,310,366	2034
Eletrobras	Angra 3 (b)	3,255,476	2036
Eletrobras	Angra 3(b)	2,907,853	2038
Eletrobras	Teles Pires	1,138,175	2036
Eletrobras	Jirau HPP - ESBR	909,306	2035
Eletrobras	Mata de Santa Genebra	738,527	2041
Eletrobras	Sinop HPP	576,744	2038
Eletrobras	São Manoel Energy Company	545,002	2038
Eletrobras	Amazonas Energy (a)	377,367	2026
Eletrobras	Teles Pires	243,256	2032
Eletrobras	Angra I (b)	103,392	2027
Furnas	São Manoel Energy Company	101,659	2033
Furnas	Mata de Santa Genebra	94,201	2030
Chesf	Sinop HPP	75,335	2032
Eletronorte	Sinop HPP	75,335	2032
Eletrobras	Chapada do Piauí II	72,087	2032
Eletrobras	Chapada do Piauí I	68,765	2032
Eletrobras	Caldas Novas Transmission	2,581	2028
Guarantees for non-controlled companies		28,799,328

(a)               Private instrument arising from lawsuits whose origin is prior to the privatization and deverticalization of Amazonas Energia, with a view to settling previous debts to which Eletrobras is a party given its status as guarantor.

(b)               Law No. 14.182 of July 12, 2021 established that Eletrobras and its subsidiaries remain obligated to maintain the guarantees offered to third parties under contracts entered into prior to the privatization. As a result of this provision, the guarantees offered by Eletrobras on Eletronuclear operations are maintained in their entirety, even after completion of the capitalization process and the consequent change in Eletronuclear's control. This situation applies to the debt contracts entered into by Eletronuclear in which, under the current guarantee structure, Eletrobras appears directly as the guarantor and/or obligated to provide full shareholder support in the event of default by the borrower.

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The guarantees provided specifically for the subsidiaries' loans are presented separately, since their balances are already recorded under financing and loans payable.

The amount guaranteed in this case is R$19,679,389 thousand, as of December 31, 2022, and is presented in the table below:

SUBSIDIARY COMPANIES
Guarantor	Enterprise	Debtor Balance Guaranteed at 12/31/2022	Warranty Expiration
Eletrobras	Santo Antônio HPP	9,934,931	2040
Furnas	Santo Antônio HPP	3,772,714	2038
Eletrobras	Debentures Issue - Furnas	972,260	2029
Eletrobras	Belo Monte energy transmitter	674,190	2029
Eletrobras	Santo Antônio HPP	454,955	2024
Eletrobras	Debentures Issue - Furnas	305,787	2024
Furnas	Furnas HPP and Luiz Carlos Barreto de Carvalho HPP Modernization	355,324	2031
CGT Eletrosul	Sul Litorânea Energy Transmitter	315,084	2029
Eletrobras	Simplício HPP	279,937	2026
Eletrobras	Livramento - Entorno II Wind Power Complex	261,208	2028
Eletrobras	Miscellaneous - Furnas	211,286	2023
Eletrobras	Santo Antônio (c) HPP	348,907	2030
Eletrobras	Transmission Corporate Project	231,712	2034
Eletrobras	Chesf Corporate Project	199,707	2029
Eletrobras	Linha Verde Transmitter	144,884	2033
Eletrobras	Casa Nova II e III Wind Power Station	143,012	2031
Eletrobras	Mauá HPP	137,534	2028
Eletrobras	Investiment Plan 2012 - 2014	132,489	2029
Eletrobras	Sul Brasileira de Energia Transmitter	119,001	2028
Eletrobras	Working Capital Structure Strengthening	111,801	2024
Chesf	Delmiro Gouveia Transmitter	98,401	2032
Eletrobras	São Domingos HPP	93,826	2028
Eletrobras	Chesf Corporate Project	64,411	2029
Eletrobras	Passo de São João HPP	59,822	2026
Eletrobras	Batalha HPP	58,982	2025
Eletrobras	Corporate Finance	56,872	2023
Chesf	Delmiro Gouveia Transmitter	45,842	2031
Eletrobras	CGT Eletrosul Corporate Projects	27,957	2023
CGT Eletrosul	Expansion of the Southern Transmission System	16,122	2029
Eletrobras	Baguari HPP	15,630	2026
Eletrobras	RS Energia	14,896	2027
CGT Eletrosul	Brasil x Uruguai Interconnection	12,101	2029
Eletrobras	RS Energia	7,805	2027
Guarantees Subsidiary Companies		19,679,389

(a)               In the fiscal year ended as of December 31, 2022, the Santo Antônio HPP was included in the base of projects with consolidated guarantees as a result of the increase in the ownership interest held by Furnas in SPE MESA to 72.36%. With this, the due formalization of the contractual additive instruments of guarantees equalization to the new stockholding held by Furnas took place.

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Loans guaranteed by the Federal Government

As previously mentioned, under the terms of law No. 14.182, of 07/12/2021, which provided for the Company's privatization, the guarantees provided by the Federal Government on debts of Eletrobras or its subsidiaries prior to the privatization process will be maintained.

In this case, the following table shows the complete list of existing contracts in the Eletrobras group (Company and subsidiaries) on the base date of 12/31/2022 with a guarantee provided by the Federal Government:

Company	Guarantee/Loan Type	Debt Balance (Total R$/thousand)	Guarantee Balance
Eletrobras	Banco do Brasil (BB/CEF)	17,914	100.00%
Eletrobras	World Bank (BIRD 7884)	139,563	100.00%
Eletrobras	KfW 13 MM	57,800	100.00%
Eletrobras	KfW 45 MM	176,542	100.00%
Furnas	BID	355,323	100.00%
TOTAL		747,143
ii.	Other long-term relations with financial institutions

On December 31, 2022, Eletrobras did not have other relevant long-term relationships with financial institutions under the aspect of financial liabilities other than those already indicated in this item 2.1, paragraph (f), item (i).

iii.	Degree of subordination among debts

As of December 31, 2022, the Company's loans, financing and securities, local or international were composed of secured and unsecured debts, with no contractual subordination clause. Thus, in an eventual universal competition of creditors, the subordination between the obligations recorded in the Company's financial statements will be in the following order, in accordance with Law No. 11,101 of February 9, 2005, as amended ("Law No. 11,101"): (i) labor claims; (ii) claims secured by in rem guarantees up to the limit of the value of the secured asset; (iii) tax credits; (iv) unsecured credits; (v) fines and pecuniary penalties; (vi) subordinated credits; and (vii) interest accrued after the bankruptcy decree.

As of December 31, 2022, of the Company's outstanding loans, financing, bonds and debentures (current and non-current), 39.2% are secured by collateral.

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Fiscal year 12/31/2022 – in R$thousand
Obligation Type	Guarantee Type	Less than a year	One to three years	Three to five years	More than five years	Total
Debt security	Real guarantee	527,552	1,034,064	766,392	3,781,954	6,109,962
Financing	Real guarantee	1,086,809	694,774	1,014,963	13,454,194	16,250,740
Loan	Real guarantee	454,083	205,263	80,218	60,164	799,727
Financing	Unsecured	605,444	474,482	359,204	773,990	2,213,120
Debt security	Unsecured	858,948	11,465,225	3,246,991	6,879,817	22,450,980
Loan	Unsecured	3,460,796	5,232,972	1,757,087	831,136	11,281,991
Total		6,993,632	19,106,780	7,224,855	25,781,254	59,106,520
iv.	Contractual restrictions

Relevant contracts - Eletrobras as debtor

Relevant contractual restrictions in force under the Company's contracts are presented below at a more detailed level:

Loan and Program Agreements - Kreditanstalt für Wiederaufbau: The Loan and Program Agreement 2012 (KfW) provides that a change in the legal status, change in control or change in the business objectives of the debtor is an event of default, provided that such change, in the reasonable judgment of KfW, could be materially detrimental to KfW's interests. Furthermore, the contract provides that the Company not encumber or sell the financed assets before the discharge of the debt without the prior consent of the creditor.

Loan Agreement No. 7884 – World Bank: The contract provides for the hypothesis of early maturity if there is a change in the legal characterization, ownership or control of Eletrobras that significantly affects its capacity to fulfill the obligations of the contract, in the evaluation of the creditor.

Notes - 2025 and 2030 Warrants (issued in 2020): The Company may be required to offer to repurchase the outstanding Warrants at 101% of their principal amount (plus accrued and unpaid interest) if, as a result of eventual change of control of the Company, (i) one of the rating agencies (in the event that the Company's rating is assessed by one or two rating agencies) or (ii) two of the rating agencies (in case the Company's rating is evaluated by three rating agencies), decide to downgrade the Company's rating by one or more levels.

Private Instruments of Assumption of Debt - Petrobras: The obligations arising from the Private Instruments of Assumption of Debt can be declared due in advance, in the following cases, among others:

(i)	succession of the debtor, or any type of corporate reorganization leading to a change in the debtor's share control, without the prior consent of the creditors, except when resulting from a privatization process as a result of a law enacted by the Executive Branch, provided that such law does not affect the liquidity of any guarantees offered in the Private Instruments of Assumption of Debt or any other document; and

45

(ii)	failure by the debtor (1) to maintain the ratio obtained by dividing net debt by Adjusted EBITDA below 3.75x times as of fiscal year 2020.

Item (ii) does not apply to Vibra Energia's contracts.

Debentures of the Company’s 2nd Issuance: The obligations arising from the Indenture of 2nd Issue of Debentures may be declared due in advance in the following cases, among others:

(i)	(a) change in direct or indirect shareholding control of relevant subsidiaries of the Company (as detailed in the Indenture); (b) occurrence of corporate reorganizations involving the Company and/or the relevant subsidiaries of the Company (as detailed in the Indenture); (c) disposal of goods and assets, including equity interests, by the Company and/or the relevant subsidiaries, with individual or aggregate value detailed in the Indenture and subject to certain exceptions; (d) redemption, repurchase, amortization or bonus of shares, payment of dividends, including prepaid dividends, income in the form of interest on own capital or the making of any other payments by the Company, to its shareholders, on any account, should the Company be in default with any of its obligations set forth in the indenture, except, however, for the payment of the minimum mandatory dividend provided for in the Company's bylaws and the portion of the net income allocated to the Special Retained Dividend Reserve provided for in paragraphs 3, 4 and 5 of article 202 of the Brazilian Corporate Law. In addition, if a Change of Risk Event (as defined in the indenture) occurs as a result of a change of control, the Company will be obligated to make an offer to acquire the debentures for an amount equal to the unit par value of the debentures or adjusted unit par value of the debentures, as applicable, plus applicable interest payable through the acquisition date (all as defined in the indenture); and
(ii)	failure, by the Company, during the term of the 2nd issue of the Company's debentures, to maintain the index obtained by dividing the Net Debt by the Adjusted EBITDA of less than 3.75x from the 2020 fiscal year.

Debentures of the Company's 3th Issuance: The obligations under the Indenture of the Third Issue of Debentures of the Company may be declared due in advance in the following cases, among others:

(i)	(a) change in the direct or indirect shareholding control of our relevant subsidiaries (as detailed in the indenture); (b) occurrence of corporate restructurings involving us and/or our relevant subsidiaries (as detailed in the indenture); (c) disposal of goods and assets, including equity interests, by us and/or our relevant subsidiaries, with individual or aggregate value detailed in the indenture and subject to certain exceptions; (d) redemption, repurchase, amortization or bonus of shares, payment of dividends, including dividends in advance, income in the form of interest on equity or any other payments made by our shareholders, in any capacity, in case we are in default with any of its obligations established in the indenture, except, however, the payment of the mandatory minimum dividend provided for in our bylaws and the portion of the net income allocated to the Special Reserve of Retained Dividends provided for in paragraphs 3, 4 and 5 of article 202 of the Brazilian Corporate Law. In addition, in the event of a Risk Change Event (as defined in the indenture) as a result of a change in control, we will be obliged to make an offer to acquire the debentures for an amount equivalent to the unit face value of the debentures or updated unit face value of the debentures, as applicable, plus applicable interest due up to the date of acquisition (all as defined in the indenture); and

46

(ii)	failure, by the Company, during the term of the 3rd issue of debentures of the Company, to maintain the index obtained by dividing the Net Debt by the Adjusted EBITDA of less than 3.75x at the end of each fiscal year, the first calculation being based on the fiscal year ended December 31, 2021, under the indenture.

Commercial Notes of the Company’s 1st Issuance: The obligations under the Term of the First Commercial Notes Issuance of the Company may be declared early matured in the following events, among others:

(i)	(a) change in direct or indirect shareholding control of relevant subsidiaries of the Company (as detailed in the indenture); (b) occurrence of corporate reorganizations involving the Company and/or the relevant subsidiaries of the Company (as detailed in the indenture); (c) disposal of property and assets, including equity interests, by the Company and/or the relevant subsidiaries, with individual or aggregate value detailed in the indenture and subject to certain exceptions; (d) redemption, repurchase, amortization or bonus of shares, payment of dividends, including prepaid dividends, income in the form of interest on own capital or the making of any other payments by the Company, to its shareholders, for any reason, if the Company is in default with any of its obligations set forth in the deed, except, however, for the payment of the minimum mandatory dividend provided for in the Company's bylaws and the portion of the net income allocated to the Special Retained Dividend Reserve provided for in paragraphs 3, 4 and 5 of article 202 of the Corporation Law. ; and
(ii)	failure, by the Company, during the term of the 1st issue of commercial notes of the Company, to maintaine the ratio obtained by the division of the Net Debt by the Adjusted EBITDA below 3.75x at the end of each fiscal year, being the first calculation based on the fiscal year ended on December 31, 2022. 2022.

The Company monitors compliance with the financial covenant (Net Debt over EBITDA) described in the contracts above and believes that on December 31, 2022 it complied with this restrictive clause.

47

Additionally, it should be noted that as of December 31, 2022, Eletrobras is in compliance with all of the obligations assumed in the contracts it has entered into as a debtor.

Other contracts - Eletrobras as debtor

The other loans and financing contracts carried out by the Company were entered into in accordance with the practices adopted in the market for these type of transactions. The obligations assumed (covenants) are those usually contained in contracts with companies subject to the same type of credit risk at the time of contracting.

Therefore, in general terms, Eletrobras is also subject to the clauses usually practiced in the market, among which are the following: requirements for changing corporate control or corporate reesctructuring, compliance with the necessary licenses and authorizations, limitations to the significant sale of assets and other events of default usually contained in contractual instruments of this nature.

Eletrobras as guarantor

As previously mentioned, in order to mainly compose the project financing structure over time, financing operations have been negotiated by subsidiaries and/or SPEs in which one of the Eletrobras Companies has an equity participation.

In these cases it can be observed that Eletrobras has provided corporate guarantees for a significant portion of these contracts, however, it is important to mention that these guarantees are always limited to the proportion of the subsidiaries' interest in the project capital in situations where they refer to projects carried out by SPEs.

In this context, Eletrobras, as the guarantor, as well as the companies benefiting from the guaranteed transactions, have the obligation to comply with the restrictive conditions/covenants provided for in their instruments in order to avoid the risk of contractual default, which could potentially generate relevant financial impacts to the beneficiary/taker company, as well as to Eletrobras itself as guarantor of the transactions, in order to honor a situation of early maturity of the undertakings.

It is emphasized that the risk regarding non-compliance with these obligations is diligently monitored by the Eletrobras Companies in order to, if necessary, take timely countermeasures to mitigate potential events of default and early maturity.

Thus, within the context of compliance with financial covenants by projects that have guarantees from Eletrobras and/or its subsidiaries, it can be observed that with regard to the year 2022 closing calculation, the SPEs Chapadas do Piauí I and II, did not reach the minimum level of the debt service coverage index ("ICSD") higher than 1.2, foreseen in their financing contracts as of December 31, 2022.

48

In these cases, it should first be noted that these companies are not part of the Group's consolidated results due to Eletrobras' shareholding, not representative of control.

The Company provides fiduciary guarantees under bank guarantee contracts linked to the debts (BNDES and Debentures, in the latter case applicable only to SPE Chapada do Piauí I) of these two companies. These guarantees provided by the Company total on December 31, 2022, in proportion to the Eletrobras' respective share participation in Chapada do Piauí I and II, amounts to R$68.76 million and R$72.09 million.

Finally, it is noted that, as occurred in previous ICSD non-compliances by these companies, the SPEs have made the necessary efforts regarding the due formalization of waivers by their creditors resulting from non-compliance with this financial indicator.

Except as described above, as of the date of this report and December 31, 2022, all obligations under contracts entered into by the SPEs and/or Eletrobras subsidiaries in which Eletrobras is the guarantor are being met.

g.               limits of financing granted and percentage already used

As of December 31, 2022, of the resources resulting from the loans and financing granted by Chesf with BNB, in 2018 and 2020, 41.7% of the total amount financed is still available for withdrawal, as well as 60.1% of the funds obtained by Furnas from FINEP, in 2019.

Company	Creditor	Balance to be disbursed (R$thousand)
Chesf	BNB	R$174,541.90
Furnas	Finep	R$32,848.94
Total		R$207,390.84

h.               significant changes in items of the income statement and cash flow statement

INCOME STATEMENTS

Fiscal year ended as of December 31, 2022 compared to fiscal year ended as of December 31, 2021:

Central Elétricas Brasileiras SA – Eletrobras
Consolidated Statements of Income (in thousands of reais)
	12/31/2022	VA%	12/31/2021	VA%	HA%
NET OPERATING INCOME	34,074,233	100.00%	34,626,834	100.00%	(1.60%)
Operating Costs	(15,857,610)	(46.54%)	(9,678,430)	(27.95%)	63.84%
GROSS BALANCE	18,216,623	53.46%	24,948,404	72.05%	(26.98%)
Operating Expenses	(13,417,697)	(9.38%)	(20,023,861)	(57.83%)	(32.99%)
Regulatory Remeasurements - Transmission Contracts	365,178	1.07%	4,858,744	14.03%	(92.48%)
OPERATING RESULT BEFORE THE FINANCIAL RESULTS	5,164,104	15.16%	9,783,287	28.25%	(47.22%)
Financial Result	(4,373,595)	(12.84%)	(1,441,954)	(4.16%)	203.31%
INCOME BEFORE EQUITY INTERESTS	790,509	2.32%	8,341,333	24.09%	(90.52%)
Results of Equity Interests	2,369,777	6.95%	1,507,418	4.35%	57.21%
Other Income and Expenses	186,924	0.55%	1,210,754	3.50%	(84.56%)
OPERATING INCOME BEFORE TAXES	3,347,210	9.82%	11,059,505	31.94%	(69.73%)
Current income tax and social contribution	(1,630,034)	(4.78%)	(1,437,671)	(4.15%)	13.38%
Deferred income tax and social contribution	934,421	2.74%	(3,822,971)	11.04%	(124.44%)
NET INCOME FROM CONTINUING TRANSACTIONS	2,651,597	7.78%	5,798,863	16.75%	(54.27%)
Portion Assigned to Controlling Shareholders	2,684,592	7.77%	5,731,106	16.55%	(53.79%)
Portion Assigned to Non-Controlling Shareholders	3,005	0.01%	67,757	0.20%	(95.57%)
NET INCOME AFTER TAXES FROM DISCONTINUED TRANSACTION	986,785	2.90%	(85,230)	(0.25%)	0.00%
Portion Assigned to Controlling Shareholders	986,785	2.90%	(84,965)	(0.25%)	0.00%
Portion Assigned to Non-Controlling Shareholders	0	0.00%	(265)	(0.00%)	0.00%
NET INCOME FOR THE YEAR	3,638,382	10.68%	5,713,633	16.50%	(36.32%)
Portion Attributed to Controlling Shareholders	3,635,337	10.67%	5,646,141	16.31%	(35.61%)
Portion Attributed to Non Controlling Shareholders	3,005	0.01%	67,492	0.20%	(95.57%)

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Consolidated Statements of Income

Net Operating Income

The net operating income for the fiscal year ended as of December 31, 2022 decreased by R$552,601 thousand, or 1.60%, from R$34,626,834 thousand in the fiscal year ended as of December 31, 2021, to R$34,074,233 thousand in the fiscal year ended as of December 31, 2022. This variation occurred mainly due to the reduction of the contractual financial revenue in the amount of 2,045,371 thousand in the year ended as of December 31, 2022, compared to the year ended as of December 31, 2021, which occurred due to the reduction of the indexer National Wide Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo - IPCA) in the fiscal year. In addition, there was an increase in deductions from revenue of PIS and COFINS in the amount of R$202,031 thousand and sectorial charges in the amount of R$402,815 thousand, totaling a reduction of R$604,846 thousand in Net Operating Income. This reduction was partially offset by the increase in Supply Revenue in the year ended as of December 31, 2022, compared to the year ended as of December 31, 2021, due to the consolidation of MESA by the subsidiary Furnas, which added the amount of R$2,442,856 to the Supply account.

Operating Costs

Operating costs for the fiscal year ended as of December 31, 2022 increased by R$6,179,180 thousand, or 63.84%, from R$9,678,430 thousand in the fiscal year ended as of December 31, 2021 to R$15,857,610 thousand in the fiscal year ended as of December 31, 2022. Depreciation and amortization costs increased by R$1,179,011 or 90.58% from R$1,301,681 thousand in the fiscal year ended as of December 31, 2021 to R$2,480,692 in the fiscal year ended as of December 31, 2022 due to the new generation contracts entered into in June 2022 for the hydroelectric plants contemplated by Law No. 14,182/2021. In addition, in 2021 occurred the extension of the concession term of the hydroelectric plants/complexes object of ANEEL resolutions No. 2,919/2021 and 2,932/2021 that generated an impact of recovery of costs only for the year 2021 generating a variation of R$4,265,889.

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Operational Expenses

Operational expenses for the fiscal year ended as of December 31, 2022 decreased by R$6,606,164 thousand, or 32.99%, from R$20,023,861 thousand in the fiscal year ended as of December 31, 2021 to R$13,417,697 thousand in the fiscal year ended as of December 31, 2022. This reduction occurred mainly due to the reduction in operating provisions in the amount of R$8,171,120 thousand, partially offset by the constitution of expenses related to the voluntary dismissal plan in the amount of R$1,260,370 thousand.

Financial Results

The net financial result went from a net expense of R$1,441,954 thousand in the fiscal year ended as of December 31, 2021 to a net expense of R$4,373,595 thousand in the fiscal year ended as of December 31, 2022, generating an increase of R$2,931,641 thousand, or 203.31%. This variation occurred mainly due to the increase in debt charges in the amount of R$1,900,214 thousand and the recognition of the burden of obligations with the energy development account (“CDE”) in the amount of R$1,097,038 thousand.

Results of Equity Interests

The result of equity investments accounted under the equity method increased by R$862,359 thousand, or 57.21%, to R$2,369,777 thousand for the fiscal year ended as of December 31, 2022 compared to the amount of R$1,507,418 thousand for the fiscal year ended as of December 31, 2021. This variation is mainly due to: (i) the positive variation in the result of R$972,661 thousand in the participation in the results of MESA and (ii) the positive variation in the result of R$141,460 thousand in the participation in the results of Eletronuclear (iii) the positive variation in the result of R$31,704 thousand, in the participation in the results of Interligação Elétrica Garanhus S.A - IE Garanhus from the result R$64,695 thousand at December 31, 2021 to R$96,399 thousand as of December 31, 2022, (iv) positive variation in the result of R$25,829 thousand in the participation in the results of CEB Lajeado S.A, from R$31,955 thousand as of December 31, 2021 to R$57,784 thousand as of December 31, 2022; (v) a positive variation in the result of R$21,414 thousand, in our interest in the results of Transnorte Energia S.A, going from a negative result of R$11,117 thousand on December 31, 2021 to a positive result of R$10,237 thousand on December 31, 2022.

Other Income and Expenses

Other revenues and expenses decreased by R$1,023,830 thousand or 84.56% from R$1,210,754 thousand in the fiscal year ended as of December 31, 2021 to R$186,924 thousand in the fiscal year ended as of December 31, 2022. This variation occurred mainly due to the balance of revenue from the Inefficiency Reimbursement - CCC which was nullified in the fiscal year ended December 31, 2022, in the fiscal year ended December 31, 2021 the balance was R$621,968. In addition, there was an expense constituted referring to the recognition of the effects of Law No.14,182/2021 in the amount of R$355,062.

Income Tax and Social Contribution

The provision for income tax and social contribution, considering deferred and current tax, went from an expense of R$5,260,642 thousand in the fiscal year ended as of December 31, 2021, to an expense of R$695,613 thousand in the fiscal year ended as of December 31, 2022, generating a reduction of R$4,565,029 thousand, or 86.78%. The reduction is mainly due to the increase in tax credits on tax losses and negative basis due to the acquisition of control of MESA.

Net Income for the Year

Eletrobras presented, in the result for 2022, a net profit for the year of R$3,638,382 thousand, compared to the net profit of R$5,713,633 thousand recorded in the fiscal year ended as of December 31, 2021, that is, a negative variation of R$2,075,251 thousand or 36.32%, as explained in the previous items.

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CASH FLOW STATEMENTS

Fiscal year ended as of December 31, 2022 compared to fiscal year ended as of December 31, 2021:

	12/31/2022	12/31/2021
Net Cash Flow	(in thousands of R$)
Resulting from Operating Activities	9,188,909	8,226,162
Applied in Investment Activities	(28,823,014)	(2,259,603)
Proceeds from (applied in) Financing Activities	30,180,572	(6,060,508)
Total	10,546,467	(93,948)

Operational Activities

In the fiscal year ended as of December 31, 2022, cash flows from operating activities increased by R$926,747 thousand, from R$8,226,162 thousand in the fiscal year ended as of December 31, 2021 to R$9,188,909 thousand in the fiscal year ended as of December 31, 2022. This variation is mainly due to the increase in operating assets related to amounts receivable from ENBpar in the amount of R$1,222,316 thousand. This amount was partially offset by the increase in the payment of Income Tax and Social Contribution, which varied by R$144,414 thousand, from R$2,463,047 thousand on December 31, 2021 to R$2,607,461 thousand on December 31, 2022. It was also offset by the increase in the payment of the supplementary pension plan, which varied by R$86,519 thousand, representing an amount of R$469,943 thousand in the year ended December 31, 2022 and an amount of R$383,424 thousand in the year ended as of December 31, 2021.

Investment Activities

In the fiscal year ended December 31, 2021, our cash flows generated by investing activities had a variation of R$26,563,411 thousand, going from a negative balance of R$2,259,603 thousand in the fiscal year ended as of December 31, 2021 to a negative balance of R$28,823,014 thousand in the fiscal year ended as of December 31, 2022. This change occurred mainly due to the acquisition of intangible assets amounting to R$32,038,772 as of December 31, 2022, which was partially offset by the balance related to discontinued operations, which went from a cash consumed of R$1,503,660 thousand in the fiscal year ended as of December 31, 2021 to a cash generated of R$3,079,754 thousand in the fiscal year ended as of December 31, 2022. This change occurred due to the corporate restructuring provided for in Law No. 14,182/2021 regarding the transfer of all the equity interest then held in Itaipu Binacional and the transfer of control of Eletronuclear, in both cases to ENBpar.

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Financing Activities

In the fiscal year ended as of December 31, 2022, our cash flows from financing activities increased by R$36,241,080 thousand, from cash consumed of R$6,060,508 thousand in the fiscal year ended December 31, 2021 to positive cash of R$30,180,572 thousand in the fiscal year ended as of December 31, 2022. This variation occurred due to the receipt for the issue of shares that positively impacted the financing activities by R$30,756,468 thousand on December 31, 2022. In addition, there was also an increase in loans and financing obtained, which varied by R$3,671,303 thousand, from R$4,828,697 thousand for the fiscal year ended as of December 31, 2021 to R$8,500,000 for the fiscal year ended as of December 31, 2022; most of this increase in loans and financing obtained is due to the operations made by Furnas in the first half of 2022, which raised funds in an amount equivalent to R$2,500,000 thousand.

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2.2. Management should comment:

a)	result of the Company’s operations, in particular:
i.	description of any important components of revenue

Operating Revenues with Electric Power Operations

Eletrobras' revenues derive from the generation and transmission of electricity.

Generation: Revenues from generation activities derive from the sale of electric power generated by Eletrobras for distribution companies, industries and free consumers, as well as from the operation and maintenance of the plants whose concessions were renewed in accordance with Law No. 12,783/13. Revenues from electric power generation activities are recorded based on the production shipped at the rates specified by the contractual terms or the regulatory indexes in effect. For generation concessions renewed under Law No. 12,783/13, there is a fixed revenue, called Annual Generation Revenues ("RAGs"), and the exploration and operation and maintenance methods must be disclosed separately. The RAGs are readjusted annually and may be revised every five (5) years; and

Transmission: Revenues from the transmission activity derive from the construction and operation of transmission line infrastructure by Eletrobras, as well as from the operation and maintenance of these lines for transporting electricity and are known as RAP, approved by ANEEL for each tariff cycle. The RAP is obtained from the revenues received from sectorial agents that use Eletrobras' transmission facilities. The price charged to sectorial agents that connect to the transmission networks in this activity is regulated and known as the tariff for use of the transmission system ("TUST"). Eletrobras, as an electricity transmitter, cannot negotiate prices with users. For some contracts, the RAP is fixed and monetarily updated by a price index once a year. For the other contracts, the RAP is monetarily updated by a price index once a year and revised every five years. Generally, the RAP of any electric energy transmission company is subject to annual review due to the increase in assets and operating expenses resulting from modifications, reinforcements and expansions of facilities. For transmission concessions renewed under Law No. 12,783/13, the exploration and operation and maintenance methods must be disclosed separately.

Other Operating Revenues

Operating income from other activities not attributable to the generation or transmission segments, are recorded by Eletrobras in the "Management" segment. These mainly include fees for the administration of the RGR, related to financing contracts still managed by Eletrobras and that were not transferred to the CCEE, pursuant to Law No. 13,360 of November 17, 2016, as amended ("Law No. 13,360/16"), due to the contracts having occurred prior to the effectiveness of the law. Eletrobras also earns operating revenues from telecommunications companies that use certain parts of its infrastructure to set up telecommunications lines. Eletrobras' revenues may also derive from the provision of engineering services related to third-party generation and transmission works or energy efficiency.

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Financial Results

Financial Revenues

Reflects revenues from the remuneration Eletrobras receives from investments in financial instruments, as well as interest, commissions and fees obtained as a result of the loans it grants pursuant to the provisions of Brazilian law that allow Eletrobras to act as lender to certain public service companies controlled by Eletrobras. They also reflect revenues from the moratorium on electric power paid to Eletrobras, as well as the impact of monetary restatements and other revenues of a financial nature from Eletrobras.

Monetary and exchange income (expenses)

Monetary and exchange revenues (expenses) refer mainly to Itaipu, since Itaipu's financial statements are prepared in U.S. dollars and represent Eletrobras' largest exposure to foreign currency risks. A devaluation of the real relative to the U.S. dollar increases in the Company's revenues as the amount of the contribution from Itaipu increases, although the effect of this contribution is offset. An appreciation of the real corresponds to a reduction in the Company's revenues as it implies a reduction in the amount of the contribution from Itaipu, although this effect is also offset by the depreciation of the construction cost of Itaipu.

ii.	factors that materially affects the operating results

In the fiscal year ended as of December 31, 2022, Eletrobras had a consolidated net income of R$3,638,382 thousand, lower than the R$5,713,633 thousand obtained on December 31, 2021.

The Net Operational Revenue for the fiscal year ended as of December 31, 2022 in the amount of R$34,074,233 thousand - presented a reduction of R$552,601 thousand or 1.60% in relation to the fiscal year ended as of December 31, 2021, when it corresponded to the amount of R$34,626,834 thousand. This variation is mainly due to the reduction of the CCEE due to favorable hydrological conditions in the country, which significantly reduced the need to import electricity from Uruguay and the reduction of the indexer National Wide Consumer Price Index - IPCA in the year.

In the last fiscal year (2022), Eletrobras' financial position and results of operations were influenced, among other reasons, by factors such as the Brazilian macroeconomic development, exchange rate variations, impairments and onerous contracts, the start-up of generation projects, transmission revenues, the accounting record of financial revenues related to the electric energy transmission assets existing on May 31, 2022, called RBSE facilities, with an impact on transmission revenues, as well as provisions for Compulsory Loan and other operating provisions which are better detailed below.

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Brazilian Macroeconomic and Sectoral Conditions

The country's Gross Domestic Product ("PIB") advanced in 2022 and ended the year with 2.9%, according to IBGE, but below the advance in 2021.

Meanwhile, inflation, as measured by the variation of the IPCA, closed 2022 at 5.79%, above the target set by the Central Bank (3.50%). The sector with the greatest impact on the IPCA were food and beverages, which rose 11.64%. The residential electric power sector had a 19% reduction and gasoline fell 25.78%, with the reduction of federal taxes on fuel.

Eletric energy Intake

CLASS (In GWh)	12.31.2022	12.31.2021%
BRAZIL	508,120	501.20	1.3
RESIDENTIAL	152,350	151,808	0.6
INDUSTRIAL	183,000	181,808	0.7
COMMERCIAL	92,359	87,349	5.7
OTHERS	80,411	81,182	-0.9
Source: EPE - Monthly Electric Energy Market Review

Provision of Judicial Contingencies of Compulsory Loan

There is significant litigation involving Eletrobras, in which the largest number of lawsuits is aimed at challenging the criteria for monetary restatement of the book credits of the Compulsory Loan on electric energy consumption, determined by the legislation that governs the Compulsory Loan and applied by the Company, and the application of inflationary adjustments arising from economic plans implemented in Brazil. On December 31, 2022, the Company had, on a consolidated basis, approximately 3,703 lawsuits provisioned related to this matter (3,689 lawsuits on December 31, 2021).

The credits from the Compulsory Loan were substantially paid by Eletrobras through stock conversions carried out through stockholder meetings on April 20, 1988, April 26, 1990, April 28, 2005 and April 30, 2008, respectively.

The divergence about the monetary restatement criteria of the referred credits was taken to the Superior Court of Justice ("STJ"), and the issue of merit was decided by that Court, through repetitive appeals consolidated in Special Appeal 1,003,955/RS and Special Appeal 1,028,592/RS, as well as in the "Divergence Motions" in Special Appeal 826,809/RS. After the judgment and publication of the collective decision on the repetitive issue by the STJ, the Company believes that the same solution should be applied to the other cases that have identical theses.

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The matter is currently the object of appeals to the Federal Supreme Court ("STF"), which are pending judgment, with regard to the possible violation of article 97 of the Federal Constitution, which provides that the decision in any proceeding to declare a law unconstitutional must be rendered by a plenary session of the STJ. Despite the issue having been submitted to the STF, in view of the precedents of the STJ, the lawsuits filed have been taking their normal course and, consequently, there have been several convictions for the payment of monetary correction differences and interest at 6% per year, the latter as a reflex of the monetary correction differences. As a result of these lawsuits and the expert and accounting reports issued against Eletrobras, the Company has been the target of executions, and there is disagreement with the plaintiffs as to how to calculate the amount due, particularly with regard to the period of application of the 6% annual interest rate after the general meeting for the conversion of these credits into shares and the five-year period for collection of this interest.

The Company intends to continue to defend its position and understanding in ongoing and future proceedings, but recognizes that the litigation at issue is fundamentally uncertain and unpredictable, so the Company strives to ensure that the accrual made reasonably reflects what it believes to be the likely outcome based on its analysis of the evolving legal landscape.

Eletrobras, within the scope of these processes, has recorded provisions relating to: (i) difference in principal arising from monetary correction criteria, (ii) reflexive remunerative interest; and (iii) application of moratory interest (substantially the SELIC rate, levied on principal, correction of interest paid and remunerative interest).

12/31/2022
Principal	6,320,860
Correction Of The Interest Paid	39,902
Remunerative Interest	4,040,093
Moratorium Interest	13,081,861
Attorney's Fees	1,028,103
Other Monies	83,747
Total	24,594,566

In the fiscal year ended as of December 31, 2022, a provision was recognized, net of reversal, in the amount of R$132,979, for a total amount of R$24,424,205, referring to the Compulsory Loan processes.

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•	Compulsory loan - Judicial settlements

Within the scope of the provision related to the electric energy compulsory loan ("ECE"), the Company has been adopting measures to mitigate the risks involved and to enable better planning of cash disbursements in order to optimize the use of the tax.

In this context, Eletrobras has created the Executive Committee for Compulsory Loans in order to seek judicial agreements with discounts and full settlement of the referred lawsuits. As a result of these negotiations, Eletrobras obtained in the 4th quarter of 2022, a reduction of this obligation in the amount of R$1,300,130, of which R$563,130 had a positive impact on the result as a result of discounts obtained in agreements that have already been signed and R$736,999 as a result of payments made under agreements that have already had the respective legal homologations, with the transit in rem judicatam.

However, the Company may need to change its arrangements if one or more courts deviate from the favorable precedents Eletrobras has followed in this matter, which could adversely affect its financial condition and results of operations.

Contractual Transmission Assets

The Company records the right to consideration for the construction of transmission projects, in the scope of the concession contracts, under the heading Contractual Transmission Assets. The movement of these assets, for the periods ended as of December 31, 2022 and 2021, is demonstrated in the table below (in R$/thousand):

	Furnas	Chesf	Eletronorte	CGT Eletrosul	Total
Balance as of December 31, 2021	24,494,418	18,128,156	10,607,255	6,285,139	59,514,968
Construction Income	480,112	605,344	143,735	265,116	1,494,307
Financial Income	3,252,503	2,403,532	1,399,382	845,839	7,901,256
Regulatory Remeasurements - Transmission	19,874	228,155	21,890	95,259	365,178
Transfers	-	-	-	20,762	20,762
Amortization	(3,483,290)	(2,504,388)	(1,399,078)	(857,505)	(8,244,261)
Balance as of December 31, 2022	24,763,617	18,860,799	10,773,184	6,654,610	61,052,210

The Company uses Eletrobras' weighted average cost of capital ("WACC") for the year in which each contract begins as the construction margin for the concession contracts, which added to the construction cost, forms the construction revenue. Annually, the Company compares the asset balance of each contract with the expected flow of future APRs, considering the discount rate of each contract. Both positive and negative impacts are recorded in the construction revenue.

The remuneration rates used (Financial Revenue), established at the beginning of each project, are approximately, on average, 8.08% per year, for the renewed contracts, and 7.51% for the bid ones.

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The contract balances are monetarily updated substantially by the IPCA, except for contracts 004/2004, 010/2005, 005/2005, 006/2005, and 034/2001, which are updated by the IGPM.

In 2022, the RAPs of 17 concessions of Eletrobras were readjusted due to the Periodical Tariff Review - RTP, impacting the contractual assets of the transmission and the company's results by R$365,178, under the heading Regulatory remeasurements - Transmission contracts.

In July 2022, ANEEL, through Resolution No. 3.067/2022, approved the RAPs values for the 2022/2023 cycle:

Eletrobras Companies	Homologated RAP
Furnas	5,439,877
Chesf	4,230,451
Eletronorte	2,580,273
CGT Eletrosul	1,634,642
Total	13,855,243

In June 2022, the SGT/ANEEL published Technical Note No. 085/2022, which reviewed the requests for reconsideration filed in the scope of the payment of the financial component and reprofiling of the RBSE. The effects of this Technical Note depend on the appropriate procedural instruction for the merit to be analyzed by ANEEL's board of directors. The Company continues to monitor and act in relation to the issue so that the assumptions, methodologies and calculations considered so far remain in effect.

Of the current balance of the contractual assets of transmission, R$36,041,147 corresponds to the right to consideration for the non-depreciated infrastructure of RBSE - Basic Network of the Existing System, when the concessions were renewed in 2012, pursuant to Law No. 12,783/2013. The flow estimated by the Company for the receipt of the RAPs related to the RBSE is shown in the table below:

Cycles	CGT Eletrosul	Chesf	Eletronorte	Furnas	Total
23-24	479,922	2,571,964	1,129,435	4,213,298	8,394,619
24-25	479,922	2,571,964	1,129,435	4,213,298	8,394,619
25-26	479,922	2,571,964	1,129,435	4,213,298	8,394,619
26-27	479,922	2,571,964	1,129,435	4,213,298	8,394,619
27-28	479,922	2,571,964	1,129,435	4,213,298	8,394,619
Total	2,399,610	12,859,820	5,647,175	21,066,490	41,973,095

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Electric Power Market

According to the EPE, the consumption of the electric energy sector reached 508,708,094 MWh by December 2022, 1.22% above the 502,565,791 MWh registered in 2021 and following the increase in the GDP. The commercial sector had the largest increase, of 5.4% compared to consumption in 2021, in line with the impact of the services sector also on GDP. Regarding the energy sector, the year 2022 was also strongly impacted by the drop in energy prices as well as by the behavior of the GSF.

Impairment

The Company estimates the recoverable value of its property, plant and equipment and intangible assets based on value in use, which is measured based on the present value of estimated future cash flows. The assumptions used consider the Company's management's best estimate of future trends in the electricity sector and are based on both external sources of information and historical data from the cash-generating units.

The main assumptions defined below were considered:

•	Growth compatible with the historical data and growth perspectives of the Brazilian economy;
•	Discount rate per year in the year ended as of December 31, 2022, after taxes, specific for the tested segments: 4.82% and 5.58% for the generation segment without and with the SUDAM/SUDENE tax benefit, respectively (at December 31, 2021, 4.70% for non-renewed generation without the SUDAM/SUDENE benefit, 5.23% for non-renewed generation and 5.20% for renewed generation with the benefit), taking into account the weighted average cost of capital;
•	The pre-tax discount rate per year for the corporate developments tested ranges from 4.27% to 15.31%;
•	Projected revenues according to the contracts, with no concession/authorization extension forecast;
•	Expenses segregated by cash generating unit, projected based on the NGDP for 5 years and consistent with the plan for the remaining years, until the end of the concessions and without considering future renewals/extensions; and
•	The Company treated each of its ventures as independent cash-generating units.

Below are the impairment positions for the fiscal year ended as of December 31, 2022:

	12/31/2022
	Generation	Administration	Total
Fixed Assets	2,536,835	-	2,536,835
Intangible Assets	83,917	69,071	152,988
	2,620,752	69,071	2,689,823

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The impairment movement in the CGUs is as follows:

Cash Generating Unit	12/31/2021	Effects of deconsolidation	Additions/	Cash Generating Unit	12/31/2021
UTN Angra 3	4,508,764	(4,508,764)	-	-	-
UTE Candiota	1,054,306	-	(11,113)	-	1,043,193
UTE Santa Cruz	279,379	-	287,874	-	567,253
UTE Candiota Fase B	305,778	-	(23,684)	-	282,094
UHE Batalha	148,953	-	(70,302)	-	78,651
Eólica Casa Nova I	257,579	-	(22,846)	-	234,733
UHE Coaracy Nunes	71,007	-	-	(71,007)	-
UTE Mauá Bloco 4	49,372	-	-	-	49,372
UTE Aparecida Óleo	46,258	-	-	-	46,258
Eólica Coxilha Seca	1,264	-	(1,264)	-	-
UTE Mauá Bloco 1	41,040	-	-	-	41,040
PCH Funil	-	-	39,098	-	39,098
PCH Pedra	-	-	12,445	-	12,445
Eólica Ventos de Angelim S.A.	-	-	31,914	-	31,914
Outros	200,925	-	(6,224)	-	194,701
	6,964,625	(4,508,764)	235,898	(71,007)	2,620,752

Below we highlight the cash-generating units that suffered the greatest impact after the impairment evaluation by the company as of December 31, 2022:

UTE Santa Cruz

The added amount of impairment refers mainly to the significant increase of gas, thus impacting its variable unit cost (“CVU”) and, consequently, the plant's dispatch by ONS.

Geradora Eólica Ventos de Angelim S.A.

On December 31, 2022, the Company evaluated the cash-generating unit (“UGC”) of the project Geradora Eólica Ventos de Angelim S.A., regarding the impairment aspects and, due to the lack of expectation of revenue generation in the cash-generating unit caused mainly by technical unfeasibility reasons, constituted a provision in the amount of R$31,914.

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PCH Funil e Pedra

At December 31, 2022, the Company observed an indication that a provision should be recorded for the Funil and Pedra CGUs, mainly due to the reduction in the physical guarantee of these plants. Therefore, a provision in the amount of R$51,543 thousand was recorded.

Cash Generating Units (UGCs) that did not present an estimated loss due to the unrecoverability of assets (impairment)

The CGUs that were not impaired have an recoverable amount higher than the book value of property, plant and equipment. In addition, the Company performed a sensitivity analysis by increasing the discount rate by 5% and 10% to assess the impairment risk for each CGU. No CGUs showed impairment risk after sensitizing the discount rates.

Thermonuclear Power Plants (UTN)- Angra 3

After the corporate restructuring established by Law No. 14,182/22 (see note 1.2), the Company no longer consolidates the amount of R$4,508,765 thousand referring to the impairment recorded at the Angra 3 plant.

The amount provisioned by the associated company Eletronuclear results, substantially, from the lack of ratification of the enterprise tariff, considering the reference tariff approved in 2018 and updated for inflation.

In addition, Eletronuclear has signed a service contract that allows the resumption of work on Angra 3, in the scope of the Critical Path Acceleration Plan, with operations expected to start in 2027.

b)                changes in revenues attributable to changes in prices, exchange rates, inflation, changes in volumes and introduction of new products and services

The devaluation of the real in relation to the USD dollar and the fact that Eletrobras has a relevant portion of its receivables indexed to foreign currencies, mainly to the US dollar, positively impacted the revenue from exchange rate variations, and generated a gain of R$446,852 thousand in the year ended as of December 31, 2022.

With respect to the monetary restatements resulting from internal price levels, in the year ended as of December 31, 2022, Eletrobras showed a loss of R$1,097,622 thousand.

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c)                the impact of inflation, price variation of the main inputs and products, exchange and interest rates on the operational result and the financial result of Eletrobras, when relevant

Inflation and Interest Rates

Eletrobras’ financial position and results of operations are affected by inflation and interest rate variations.

Most of Eletrobras’ costs and expenses are denominated in reais and are linked to inflation measurement indexes, such as the General Market Price Index ("IGP-M"), the National Consumer Price Index – INPC and the IPCA, or are adjusted according to the fluctuation measured in exchange rates.

Below is a description of the main balances linked to inflation and interest rates and their impact on the result (table in R$/thousand):

		CONSOLIDATED
			Effect on the result
		Balance at 12/31/2022	Scenario I - Likely 2023[1]	Scenario II (+25%)[1]	Scenario III (+50%)[1]
CDI	Loans, financing and debentures	(17,879,505)	(2,083,277)	(2,604,096)	(3,124,915)
	Impact on results	(17,879,505)	(2,083,277)	(2,604,096)	(3,124,915)

SELIC	Loans, financing and debentures	(4,329,336)	(508,697)	(635,871)	(763,045)
	AIC Reimbursement	505,992	59,454	74,318	89,181
	Impact on results	(3,823,344)	(449,243)	(561,553)	(673,864)

TJLP	Loans, financing and debentures	(1,500,325)	(107,229)	(134,036)	(160,844)
	Impact on results	(1,500,325)	(107,229)	(134,036)	(160,844)

IGPM	Leases	(753,168)	(33,238)	(41,548)	(49,857)
	Financing and loans receivable	270,158	11,922	14,903	17,884
	Impact on results	(483,010)	(21,316)	(26,645)	(31,973)

	Obligations of Law No. 14,182/2021	(36,659,454)	(1,737,174)	(2,171,467)	(2,605,761)
IPCA	Financing and loans receivable	(24,649,296)	(1,168,051)	(1,460,064)	(1,752,077)
	Right to reimbursement	2,446,405	115,927	144,909	173,891
	Financing and loans receivable	10,961	519	649	779
	Impact on results	(58,851,384)	(2,788,779)	(3,485,973)	(4,183,168)

Impact on the result in case of appreciation in national indexers			(5,449,844)	(6,812,303)	(8,174,764)

(1)Adopted Assumptions		12/31/2022	Probable	+25%	+50%
CDI		13.65%	11.65%	14.56%	17.43%
SELIC		13.75%	11.75%	14.69%	17.63%
TJLP		7.20%	7.15%	8.93%	10.72%
IGPM		5.44%	4.41%	5.52%	6.62%
IPCA		5.58%	4.74%	5.92%	7.11%

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Exchange Rate Variations

This risk arises from the possibility of the Company's financial statements being impacted by fluctuations in exchange rates. The Company is exposed to financial risks that cause volatility in its results as well as in its cash flow. The Company presents exposure between assets and liabilities indexed to foreign currency, especially to the U.S. dollar.

The Company has a Financial Hedge Policy whose objective is to monitor and mitigate exposure to market variables that impact the assets and liabilities of Eletrobras and its subsidiaries, thus reducing the effects of any undesirable fluctuations of these variables on its financial statements.

This policy, therefore, aims to ensure that the Company's results faithfully reflect its actual operating performance and that its projected cash flow is less volatile.

Considering the different ways to hedge the mismatches presented by the Company, the Policy lists a scale of priorities, prioritizing the structural solution, and, only for residual cases, adopting derivative financial instruments.

The operations with financial derivatives, when carried out, cannot characterize financial leverage or operation of credit concession to third parties.

Below is the composition of the balances in foreign currency (in R$/thousand):

		CONSOLIDATED
		Balance at 12/31/2022			Effect on the result
		Foreign Currency	Real	Scenario I - Likely 2023[1]	Scenario II (+25%)[1]	Scenario III (+50%)[1]
	Loans, financing and debentures	(1,400,514)	(7,307,464)	66,807	(1,743,358)	(3,553,522)
USD	Receivables - ENBpar	242,264	1,264,059	(11,554)	301,572	614,698
	Financings and Loans Receivable	16,125	84,133	(767)	20,075	40,916
	Financial Asset - Itaipu	74,638	389,438	(3,560)	92,910	189,380
	Impact on results	(1,067,487)	(5,569,834)	50,926	(1,328,801)	(2,708,528)

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EURO	Loans, financing and debentures	(42,077)	(234,343)	(597)	(59,333)	(118,068)
	Impact on results	(42,077)	(234,343)	(597)	(59,333)	(118,068)

Impact on the result in case of appreciation in national indexers				50,329	(1,388,134)	(2,826,596)

(1)Adopted Assumptions		12/31/2022		Probable	+25%	+50%
USD		5.22		5.17	6.46	7.76
EURO		5.57		5.58	6.98	8.38

Variations of prices of the main inputs and products

Eletrobras’ main inputs are the energy purchased for resale and the fuel for producing electricity.

Energy purchased for resale by Eletrobras was R$3,117,655 thousand in fiscal year 2022 compared to R$4,259,957 thousand in 2021 fiscal year, a decrease in expense of 26.81% or R$1,142,302 thousand.

The expenditure with fuel for energy production corresponded to R$2,085,996 thousand in 2022 fiscal year, compared to R$1,889,722 thousand in 2021 fiscal year, an increase of 10.39% or R$196,274 thousand.

On December 31, 2022, the variation in prices of these inputs and products mentioned above were not relevant for the company's operating and financial results.

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2.3. Managment must comment on:

a)                changes in accounting practices that resulted in significant effects on the information provided in fields 2.1 e 2.2

Fiscal year ended as of December 31, 2022

The Company has not identified impacts regarding the application of the amendments and new interpretations to the IFRSs and CPCs issued by the IASB and the CPC.

b)                modified opinions and emphases within the auditor's report

Fiscal year ended as of December 31, 2022

Emphases - Operational status of the jointly-controlled companies

As mentioned in Note 20.7 to the individual and consolidated financial statements, the subsidiary Centrais Elétricas do Norte do Brasil S.A. - Eletronorte, of the indirect subsidiary Madeira Energia S.A. and the jointly-controlled subsidiaries Teles Pires Participações S.A., Paulista Lajeado S.A., and Enerpeixe S.A., Vamcruz I Participações S.A., Chapecoense e Foz do Chapecó Energia S.A have excess of liabilities over current assets as of December 31, 2022. The circumstances of the jointly-controlled subsidiaries demonstrate the need for maintenance of financial support by third parties, the Company and/or other shareholders, and there are specific circumstances in which obligations of the partners are established in shareholders' agreements. The auditors' report is not qualified in respect of this matter.

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2.4. Managment must comment on the material effects that the events below have caused or are expected to cause on the issuer's financial statements and results:

a)	introduction or alienation of operational segment

No operating segments were introduced or alienated in the fiscal year ended 2022.

b)               the creation, acquisition or alienation of corporate participation

Eletronuclear Alienation

The corporate control held by Eletrobras in Eletronuclear was transferred to ENBpar by means of the following operations: (i) capital contribution in the amount of R$3,500,000 made by ENBpar; (ii) payment of capital, by Eletrobras, in the amount of R$6,232,330, as demonstrated in the table below; and (iii) Eletrobras' acceptance of the optional conversion program for common shares (ON) into preferred shares (PN) in the proportion of 1:1: (table below in R$/thousand)

Paid-up capital of Eletronuclear
Paying-up of AFAC	3,665,521
Capitalization of dividends receivable	2,512,286
Contribution to cash and cash equivalents	54,523
Investments in equity stake	6,232,330

	Eletronuclear
	Common Shares			Preferred Shares	Total Capital
Shareholder	Quantity	%	Quantity	%	Quantity	%
Eletrobras	37,651,030	99.98	10,528,730	99.85	48,179,760	99.95
Others	7,137	0.02	15,969	0.15	23,106	0.05
Total	37,658,167	100.00	10,544,699	100.00	48,202,866	100.00

After the corporate restructuring, the common shares held by Eletrobras in Eletronuclear went from 99.98% to 35.90% and the preferred shares to 99.99%, totaling an interest of 67.95%, with a minority interest in the Company's common shares, as shown in the table below:

Eletronuclear
Common Shares	Preferred Shares	Total Capital

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Shareholder	Quantity	%	Quantity	%	Quantity	%
Eletrobras	79,488,850	35.90	221,396,243	99.99	300,885,093	67.95
ENBPar	141,916,224	64.10	-	-	141,916,224	32.04
Others	7,137	0.00	15,969	0.01	23,106	0.01
Total	221,412,211	100.00	221,412,212	100.00	442,824,423	100.00

Due to the loss of control, the assets, liabilities and non-controlling interests in Eletronuclear are no longer included in the Company's consolidated balance sheet. As a result of the ownership interest held, Eletronuclear became an associated company of Eletrobras. The remaining interest was recognized at fair value, under the caption investments.

Business Combination: acquisition of control of Madeira Energia S.A (MESA)

Due to divergences between SAESA and Consórcio Construtor Santo Antônio (“CCSA”), in November 2015, SAESA, seeking to declare CCSA liable for the costs of ballast recomposition to the energy purchase and sale agreements entered into by SAESA within the scope of the anticipation of the contractual schedule, filed an arbitration proceeding against CCSA at the International Chamber of Commerce - ICC. In February 2022, the International Court of Arbitration issued an unfavorable award, generating disbursement obligations for SAESA.

In order to meet the financial obligations resulting from the loss imposed on Santo Antônio Energia S.A (SAESA), a wholly-owned subsidiary of MESA, Furnas, in June 2022, paid up 5,494,950,237 common shares in the amount of R$681,374 thousand, as a result of the preemptive right in the capital increase of MESA, and, plus 7,267,560,939 of new common shares subscribed, as a result of the surplus shares from the capital increase, paying up the equivalent of R$901,177 thousand, totaling the amount of R$1,582,551 thousand. With the payment of the shares, Furnas' stake in MESA went from 43.05% to 72.36%.

On July 8, 2022, the MESA Shareholders' Agreement was dissolved, and Furnas, which holds 72.36% of the company's capital stock, now has the rights to direct the relevant activities of the Company, thus becoming the controlling shareholder of MESA.

The assumption of control by Furnas, as of the dissolution of the Shareholders' Agreement, is a business combination, in the terms of Technical Pronouncement CPC 15 - Business Combination.

In order to classify the consideration for the business combination of R$1,582,551, corresponding to the payment of capital stock, MESA's equity was valued at fair value, as shown in the table below: (table below in R$/thousand)

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Balance Sheet – MESA	Book value - 06/30/2022	Fair value Adjustments	Fair value (100.00%)	Fair value - current interest (72.36%)
Asset
Cash and cash equivalents	1,762,742	-	1,762,742	1,275,591
Deferred income tax and social contribution	2,077,704	-	2,077,704	1,503,510
Other assets	758,493	-	758,493	548,876
Fixed assets and intangible	18,991,316	1,213,000	20,204,316	14,620,651
	23,590,255	1,213,000	24,803,255	17,948,627
Liabilities
Loans and financing	19,979,063	-	19,979,063	14,457,649
Other liabilities	2,687,907	58,026	2,745,933	1,987,067
	22,666,970	58,026	22,724,996	16,444,716

Net Assets (liabilities)	923,285	1,154,974	2,078,259	1,503,912

Despite the net amount of R$1,503,912 thousand, highlighted above, the Company's valuation report demonstrated the need to record a provision for loss, because the value added to the asset, resulting from the additional investments, was initially considered partially unrecoverable.

In the fiscal year ended as of December 31, 2021, the investment in MESA had a zero balance and a provision for uncovered liabilities amounting to R$705,864 thousand, related to the arbitration process, which was assumed by the Company. At December 31, 2022, the Company's result was impacted by R$250,551 thousand, referring to the provision for the investment loss, recognized under the heading estimated investment losses.

At December 31, 2022, the balance of investment in MESA is R$604,377 thousand.

Eletrobras is examining the plans that may allow the complete recoverability of the invested amount, also considering possible changes in the business plan of the invested company.

c)               unusual events or operations

Sale of the equity interest in Companhia Estadual de Transmissão de Energia Elétrica (CEEE-T)

In April 2022, Eletrobras sold the totality of its equity interest, corresponding to 32.66%, in CEEE-T to CPFL Comercialização de Energia Cone Sul Ltda. For the sale of the shares, Eletrobras received the amount of R$1,101,896 generating a positive recognition in the result in the amount of R$453,624. The sale of these shares is included in the Eletrobras Minority Interest Sale Plan and is within the scope of the initiative to sell interests in associated companies.

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Fundraising - Furnas

In the first half of 2022, the subsidiary Furnas raised funds amounting to R$2,500,000 thousand. The funds obtained through this financing were used to fulfill the investment program, to pay off more onerous debts and for the subsidiary's eventual cash requirements. The funding was carried out through 3 operations with the following institutions:

(i)               Banco Itaú, in the amount of R$500,000, interest rate of CDI + 1.60% p.a., carried out in May 2022 and payment term in two (2) years;

(ii)              Banco do Brasil, in the amount of R$500,000, at an interest rate of CDI + 1.65% p.a., settled in May 2022, with a 2-year payment term; and

(iii)            Banco do Brasil, in the amount of R$1,500,000, at a rate of CDI + 2.0% p.a., in June 2022, with a term of payment in seven (7) years, upon the identification of the need for its disbursement by the Subsidiary.

Voluntary Resignation Plan – PDV 2022

In November 2022, the Company launched the Voluntary Resignation Plan ("PDV 2022"), which covered employees retired by the official social security system and those who will retire by April 30, 2023, considering the INSS criteria. The total amount recognized in the result with the launch of the plan was R$1,260,370 thousand.

The expense related to the Voluntary Resignation Plan ("PDV") in the fiscal year ended as of December 31, 2022 amounted to R$1,260,370 thousand, as shown below:

CONSOLIDATED
Shutdowns	Number of employees	Amount
2022	821	(373,883)
2023[1]	1,673	(886,487)
	2,494	(1,260,370)
[1]Estimated values for 2023

Issuance of Commercial Notes

In December 2022, the Company issued 6,000,000 book-entry commercial notes in the unit value of one thousand reais, in a single series, for public distribution, in the total amount of R$6,000,000 thousand on the issue date. The commercial notes will mature in 18 months from the issue date and will earn interest corresponding to 100% of the accumulated variation of the DI rate + 1.35%.

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Eletrobras Capitalization

In June 2022, Eletrobras concluded its public offering, which consisted of the primary and secondary distribution of common shares of its issuance, all nominative, registered, without par value, free and clear of any liens or encumbrances, through B3, simultaneously in Brazil and abroad. The subscription price for the share was R$42.00 (USD 8.63 in the form of ADS which corresponds to the price per share converted to United States dollars (USD), including ADS issue fees, based on the selling exchange rate ("PTAX") published by the Brazilian Central Bank, totaling R$30,756,468, of which:

a)	primary offering - 627,675,340 common shares in the amount of R$26,362,364 issued by the Company, including in the form of American Depositary Shares ("ADS"), represented by American Depositary Receipts ("ADR"), of which:
•	in Brazil, in a non-organized over-the-counter market, under the terms of CVM Instruction No. 400/2003, and other applicable legal and regulatory provisions, with efforts to place the shares abroad; and
•	abroad, by means of a public offering for primary distribution of shares, in the form of ADS, represented by ADR, under the terms of the U.S. Securities Act of 1933.
b)	secondary offering of shares - 69,801,516 common shares totaling R$2,931,664 held by BNDESPAR, performed in Brazil; which was paid directly by the acquirers to BNDESPAR; and
c)	in July 2022, the Company carried out the issue of a supplementary lot of shares, which consisted of 15% of the total shares initially offered, corresponding to a total of 104,621,528 shares representing the amount of R$4,394,104, as provided in CVM Instruction 400/2003 in force at the time. With the issue of the supplementary lot, the public offering held by Eletrobras comprised a final primary distribution of 732,296,868 common shares issued by the Company including in the form of ADS and a final secondary distribution of 69,801,516 shares held by BNDES Participações S.A. - BNDESPAR.

No registration of the offering or of the shares, including in the form of ADSs represented by ADRs, has been filed with any agency or capital market regulatory body in any country other than Brazil with the CVM and in the United States with the SEC.

After the conclusion of the stock offering, the control of Eletrobras was pulverized and became a private initiative.

Therefore, the public offering process, after the issue of the supplementary group of shares, added the amount, net of the expenses with the issue of shares, of R$30,648,282 to Eletrobras' cash, in accordance with items (a) and (c) previously described, as shown below:

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Share Subscription	30,756,468
Expenses with the issuance of shares	(108,186)
Impact on capital stock	30,648,282

Eletrobras Capitalization - New Concession Contracts

Law No. 14,182/2021 made the privatization of Eletrobras conditional on the signing of new 30-year concession contracts for the generation of electric power, to replace the current contracts for hydroelectric plants:

a)                that have been extended under the terms of Law No. 12,783/2013 (quota plants); and

b)               Tucuruí, Sobradinho, Itumbiara, Curuá-Una, e Mascarenhas de Moraes.

The Company entered into new concession contracts for electricity generation. The new contracts made possible the alteration of the exploitation regime, quotas, for independent production of energy ("PIE"), in the terms of Law No. 9.074/1995, including the conditions for the extinction of the concessions, the transfer of installations and indemnities.

The new contracts generated an increase in the Company's intangible assets in the amount of R$75,021,259, originating from the right to exploit the potential of hydraulic energy through hydroelectric power plants, as well as the restricted interest transmission facilities of these plants for a period of 30 years. In return for the right to exploit the power plants, the Company made payments to the Federal Government, as an award bonus, signed commitments for payments to the energy development account ("CDE") and for the development of projects determined by Law No. 14182/2021, as well as the credits for the acquisition of fuel and the Tucuruí and Curuá-Una compensation payments, as detailed below: (table below in R$/thousand)

Grant Bonus (A)	26,622,905
Obligations with CDE (B)	33,735,216
Obligations with the Revitalization of the Hydrographic Basins (C)	6,693,921
Tucuruí And Curuá-Una UHE’s Indemnities (D)	5,062,717
Reimbursement for Fuel Purchase - Law No. 12.111/2009 (E)	2,906,500
Intangible Assets	75,021,259

a)	the amount of the award bonus on June 17, 2022 referring to the new concession contracts for electricity generation in the amount of R$26,622,905. The funds obtained from the public offering of shares (primary offering) were used exclusively for this purpose;
b)	obligation over the next twenty five (25) years to transfer resources to the CDE in the amount of R$33,735,216;

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c)	obligation, over the next ten (10) years in the total amount of R$6,693,921, to finance the development of the projects that will compose the following programs:
•	revitalization of the water resources of the São Francisco and Parnaíba river basins, by the subsidiary Chesf;
•	structural cost reduction for power generation in the Legal Amazon and for the navigability of the Madeira and Tocantins Rivers, by the subsidiary Eletronorte; and
•	revitalization of the water resources of the hydrographic basins in the area of influence of the Furnas hydroelectric plants' reservoirs, by the subsidiary Furnas.
d)	credits amounting to R$5,062,717 are related to the compensation of reversible assets of Tucuruí and Curuá-Una plants. These plants had new concession contracts signed; and
e)	credits in the amount of R$2,906,500 are related to the reimbursement of fuel of the distributors that were previously controlled by Eletrobras, which were proven, and not reimbursed, economic and energy efficiency as dealt with by Law No. 12,111/2009. These assets were recorded in the Reimbursement Rights account and were offset against the amounts payable as concession bonus under the terms defined by Law No. 14,182/2021.

The amount related to the right to explore the electric energy generation plants, recorded in intangible assets, is demonstrated below:

Hydropower Plants (UHE)	Intangible Assets
Xingó	11,267,333
Complexo Paulo Afonso	10,590,724
Luiz Gonzaga (Itaparica)	4,693,535
Boa Esperança	876,032
Sobradinho	874,546
Funil – BA	28,489
Pedra	7,124
Value Added Chesf	28,337,783

Tucuruí	25,542,126
Coaracy Nunes	582,030
Curuá-Una	160,582
Value Added Eletronorte	26,284,738

Marimbondo	4,416,843
Furnas	4,025,234
Estreito (Luís Carlos B. de Carvalho)	3,177,816
Itumbiara	2,958,106
Mascarenhas de Moraes (Peixoto)	2,476,008
Corumbá I	1,431,622
Porto Colômbia	1,322,485
Funil – RJ	590,624
Value Added Furnas	20,398,738

Consolidated Value Added	75,021,259

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Eletrobras Capitalization – Impacts on the result

With the signing of the new concession contracts and under the terms of the resolution of the National Energy Policy Council ("CNPE") No. 15/2021, the concessionaires are not entitled to compensation for investments linked to reversible assets, not yet amortized or not depreciated, whose concessions were extended or not, under the terms of Law No. 12,783/2013.

The investments not yet amortized, related to the concessions not renewed by Law No. 12,783/2013, were considered by the CNPE for use in the acquisition of the new concession contracts. According to the CNPE's calculations, compensation was considered for the Tucuruí and Curuá-una HPP. For UHEs Sobradinho, Itumbiara and Mascarenhas de Moraes, no compensation values were foreseen.

Additionally, the new concession contracts did not include remuneration for the modernization assets that were recorded as financial assets of indemnity receivable and that had been subject to public consultation by ANEEL in October 2019.

The following are the effects on the Company's results by operation system of the enterprise: (table below in R$/thousand)

Hydropower Plants	Net Book Value	Expenses with the issuance of shares	Result
Non-quota regime plants
Curuá-Una	630	17,741	17,111
Tucuruí	2,990,633	4,576,672	1,586,039
Eletronorte Impact	2,991,263	4,594,413	1,603,150

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Quota regime plants
Boa Esperança	98,219	-	(98,219)
Apolônio Sales (Moxotó)	38,250	-	(38,250)
Paulo Afonso I	92,612	-	(92,612)
Paulo Afonso II	107,093	-	(107,093)
Paulo Afonso III	66,259	-	(66,259)
Paulo Afonso IX	20,832	-	(20,832)
Luiz Gonzaga (Itaparica)	15,150	-	(15,150)
Xingó	28,174	-	(28,174)
Funil – BA	12,626	-	(12,626)
Pedra	8,067	-	(8,067)
Non-quota regime plants
Sobradinho	131,948	-	(131,948)
Chesf Impact	619,230	-	(619,230)

Quota regime plants
Corumbá I	(4,497)	-	4,497
Estreito	479,561	-	(479,561)
Funil – RJ	8,110	-	(8,110)
Furnas	566,098	-	(566,098)
Marimbondo	15,844	-	(15,844)
Porto Colômbia	1,912	-	(1,912)
Non-quota regime plants
Itumbiara	62,492	-	(62,492)
Mascarenhas de Moraes	209,462	-	(209,462)
Furnas Impact	1,338,982	-	(1,338,982)

Net Impact	4,949,475	4,594,413	(355,062)

Compulsory Loan

There is significant lawsuit involving Eletrobras, related to book credits from Compulsory Loans on electric energy consumption, converted into preferred shares of the Company in a General Shareholders' Meeting. The main claims of the creditors refer to the monetary correction criteria, used by the Company, in accordance with the legislation governing the tax, the final term of incidence of remuneration interest of 6%, paid in July of each year, as well as its accumulation with default interest. On December 31, 2022, Eletrobras had 3,703 lawsuits provisioned related to these issue.

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Eletrobras, within the scope of these processes, has recorded provisions relating to: (i) difference in principal arising from monetary correction criteria, (ii) reflexive remunerative interest; and (iii) application of moratory interest (substantially the SELIC rate, levied on principal, correction of interest paid and remunerative interest). (table below in R$/thousand)

12/31/2022
Principal	6,150,499
Correction Of The Interest Paid	39,902
Remunerative Interest	4,040,093
Moratorium Interest	13,081,861
Attorney's Fees	1,028,103
Other Monies	83,747
Total	24,424,205

In the fiscal year ended as of December 31, 2022, a provision was recognized, net of reversal, in the amount of R$132,979 thousand, totaling R$24,424,205 thousand, referring to the compulsory loan processes.

Partial nullity of amendments - K factor of analytical price correction

Chesf is the claimant in a lawsuit in which it seeks the declaration of the partial nullity of an amendment to the civil construction contract of the Usina Hidrelétrica Xingó, entered into with the Consortium formed by Companhia Brasileira de Projetos e Obras - CBPO, CONSTRAN S.A. - Construções e Comércio and Mendes Júnior Engenharia S.A. and the refund of amounts paid, under the heading of Factor K, in the amount of approximately R$350,000 thousand, in double. The defendants, in addition to contesting the suit, filed, in parallel, a counterclaim claiming the sentence of Chesf to overdue payments arising from the same contractual amendment not timely settled by the company. Factor K refers to the charge of a price readjustment index in view of the need to compensate for the inflationary effects caused by the economic plans instituted at the end of the 1980s. The effects of the price readjustments brought losses to the company, leading to overpricing, besides the fact that there is no provision in the Consortium's bid notice. There is no time forecast for the complete outcome of this lawsuit.

The company, based on the opinion of its legal advisors, updated the provision in its non-current liabilities, in the amount of R$2,067,368 thousand.

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Energia Potiguar Geradora Eólica S.A. (Chesf)

In October 2022 a decision was published referring to the judgment of the motions for clarification filed by Chesf in the lawsuit filed by Energia Potiguar against Chesf, in which the decision that annulled the previous judgment that had been favorable to Chesf was maintained and, in the same meeting, judged again the appeals filed by the opposing parties confirming the sentence that condemned Chesf to the payment of indemnity due to the damages caused by the supposed delay in the delivery of the transmission line 230 kV Extremoz II - João Câmara II, part of the Concession Agreement No. 019/2010. Considering the last position of the lawsuit, the process was classified as risk of probable loss, for the estimated amount of R$611,987 thousand.

Compulsory Loan- Decoradora Roma Case

In May 2022, the Brazilian Superior Court of Justice ("STJ") judged the Motion for Clarification with Amendment effects, filed by Eletrobras, in the Motion for Divergence in a Special Appeal (EAREsp) 790. 288, known as the "Roma Case", endorsing the thesis already contained in the leading case that pacified the issues related to the refund of the Compulsory Loan on Electric Energy ("ECE") - RESP 1.003.955/RS, in the understanding that the final term of the remuneration interest charged on ECE credits should run only until the meetings for converting such credits into preferred shares of the Company. This decision confirmed the prohibition of overlap of interest on remuneration with interest on arrears.

In this context, in light of the favorable repository of decisions in support of the "Roma Case", the risk was reclassified in the contingency from possible to remote in relation to these legal theses in the amount of R$14,396,540 thousand.

Compulsory Loan - Other cases

In a Compulsory Loan lawsuit that discussed conversion at equity value, the court consolidated a decision unfavorable to the plaintiff's claim, confirming the Company's thesis, with a reduction in the amounts classified as possible risk, in the amount of approximately R$4,460,000 thousand, since the risk classification in this lawsuit was changed to remote.

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2.5. if the issuer has disclosed during the past fiscal year, or wishes to disclose in this form, non-accounting measurements such as EBITDA (earnings before interest, taxes, depreciation and amortization) or EBIT (earnings before interest and income taxes), the issuer must:

a)             inform the value of the non-accounting measurements

Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA")

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) or LAJIDA (Earnings Before Net Financial Result, Current and Deferred Income and Social Contribution Taxes, Depreciation and Amortization) is a non-accounting measurement disclosed by the Company in line with CVM Resolution No. 156 of June 23, 2022 ("RCVM 156"). Under RCVM 156, EBITDA is calculated using net income for the period, plus income taxes, net financial expenses, financial income and depreciation, amortization and depletion. EBITDA is not a measure in accordance with Brazil's Generally Accepted Accounting Principles ("BR GAAP") or International Financial Reporting Standards ("IFRS") as issued by the IASB, does not represent cash flow for the periods presented and should not be considered as a substitute for net income as an indicator of Eletrobras' operating performance or as a substitute for cash flow as a liquidity indicator. EBITDA is additional information to Eletrobras' financial statements and should not be used as a substitute for audited results. EBITDA has no standardized meaning and Eletrobras' definition of EBITDA may not be comparable to those used by other companies.

Earnings Before Interest, Taxes, Depreciation and Amortization LTM (Last twelve-month) ("LTM EBITDA")

LTM EBITDA is an additional disclosure and should be considered together with EBITDA, corresponding to the same definition as adjusted EBITDA for a 12-month period ending on a specified date.

Gross Debt

The Gross Debt is a non-accounting measurement prepared by the Company, and corresponds to the sum of the balances of current and non-current financing, loans and debentures. The Gross Debt is not a measurement recognized under BR GAAP or IFRS accounting practices, does not have a standard meaning and may not be comparable to the Gross Debt prepared by other companies.

Net Debt

Net Debt is a non-accounting measurement prepared by the Company, and corresponds to the balance of Gross Debt, net of cash and cash equivalents, marketable securities (current) and borrowings and financing (current and non-current). Net Debt is not a measurement recognized under BR GAAP or IFRS accounting practices, has no standard meaning and may not be comparable to Net Debt prepared by other companies.

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b)             make the reconciliations between the amounts disclosed and the amounts in the audited financial statements

Net Debt/EBITDA

(in thousands of R$)	Fiscal Year (12/31/2022)
EBITDA	11,397,858
Adjusted EBITDA	17,780,377
Net Debt	34,762,659
Net Debt/EBITDA	1.96

EBITDA Reconciliation

(in thousands of R$)	Fiscal year (12/31/2022)
Net Income for the Year	3,638,382
(+) Provision for Income Tax Social Contribution	695,613
(+) Financial Results	4,373,595
(+) Depreciation and Amortization	2,690,268
EBITDA	11,397,858

Adjusted EBITDA Reconciliation

(in thousands of R$)	Fiscal Year (12/31/2022)
EBITDA	11,397,858
Result of discontinued operation adjustment	-986,785
Other Revenues and Expenses adjustment	-186,924
Regulatory Remeasurements - Transmission Agreements Adjustment	-365,178
Provisions adjustments	6,181,043
PMSO adjustments	1,753,277
Other Adjustments	-12,914
Adjusted EBITDA	17,780,377

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Reconciliation of Gross Debt and Net Debt

(in thousands of R$)	Fiscal Year (12/31/2022)
Current Liabilities
Financing, loans and debentures	7.524.770
Non-current liabilities
Financing, loans and debentures	51.581.752
Gross Debt	59,106,522
Current Assets
(-) Cash and cash equivalents	(10,739,126)
(-) Securities and Exchange	(12,193,654)
(-) Financing and loans	(692.839)
Non-current Assets
(-) Financing and loans	(328,806)
(-) Net Balance - Itaipu	(389,438)
Net Debts	34,762,659

c)             explain the reason why it is believed that such measurement is more appropriate for the correct understanding of its financial condition and the results of its operations:

EBITDA is used as a performance measure by management, which is why Eletrobras believes it is important to include it in this item. Eletrobras management believes that EBITDA is a practical measure, along with other indicators, to help evaluate its operating performance and allow comparison with other companies in the same sector, even though other companies may calculate it differently.

Eletrobras management believes that EBITDA, measured from the amount given by adding to the net result for the period, only the taxes on profit, net financial expenses, financial revenues and depreciation, amortization and depletion, is an accurate approximation of the potential gross generation of resources and therefore an important indicator of its operating performance.

Gross Debt

The Company uses Gross Debt as a measure to monitor the fulfillment of its contracted obligations with net financial.

Net Debt

The Company uses Net Debt to evaluate the Company's financial position, its degree of financial leverage, as an aid to management decisions related to cash flow management, investments and capital structure.

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2.6. Identify and comment on any events subsequent to the most recent year-end financial statements that materially alter them

Subsequent events to the financial statements for the fiscal year ended December 31, 2022 are described below:

2.6.1 Buyback Program

The purpose of the Buyback Program is the acquisition of common and preferred shares issued by the Company for subsequent cancellation, sale or holding in treasury, without reducing the share capital, to increase shareholder value through the efficient application of available cash resources, optimizing the allocation of Eletrobras' capital. The Company may use the treasury shares to comply with the Stock Option-Based Compensation and Restricted Stock Option-Based Compensation Plans approved at the 184th EGM. Additionally, subject to the limits referred to in article 4, clauses I and II of CVM Resolution 77, the Company may use treasury shares to settle obligations arising from its liabilities relating to legal demands that dispute the difference in monetary correction of Energy Compulsory Loan credits ("ECE") or the constitutionality of the tax.

The maximum number of shares that can be purchased is 202,111,946 common shares and 27,552,681 preferred class B shares, representing 10% of the total outstanding shares of each class and type.

The maximum term for settlement of the operations with shares issued by the Company under this Repurchase Plan is up to 18 months, starting on January 3, 2023, and ending on July 2, 2024. The share repurchase will only be carried out if compatible with the Company's financial situation and if funds are available, as provided for in CVM Resolution 77.

2.6.2 Merger of Shares

The Company's shareholders gathered at the 185th EGM approved the merger of all shares issued by the following subsidiaries of the Company: (i) Chesf; (ii) CGT Eletrosul; (iii) Furnas; and (iv) Eletronorte, giving rise to the right of those shareholders holding class "A" preferred shares issued by the Company ("PNA Shares") to withdraw by reimbursing their shares.

Pursuant to the notice to shareholders disclosed by the Company on March 7, 2023, within the withdrawal right exercise period (which ended on March 2, 2023, the withdrawal right was exercised by certain shareholders holding 4,361 PNA shares and the total amount disbursed by the Company as reimbursement to the dissenting shareholders in question was R$212 thousand.

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2.7. Directors must comment on the destination of the social results, indicating:

2022
a. rules on retained earnings

Under the terms of Law No. 6404 of December 15, 1976, as amended ("Brazilian Corporate Law"), Eletrobras' general meeting may decide, at the proposal of management, to retain part of the net income to be used for Eletrobras' investments.

According to the Eletrobras bylaws, on the net income for the year: (i) 5% shall be allocated, before any other allocation, to the legal reserve, up to the maximum limit provided for in the Brazilian Corporate Law, which currently is 20% of the capital stock; (ii) at least 25% of the balance of the net income for the year, obtained after the deduction of the legal reserve referred to in the caption of this article, shall be distributed as a dividend to all shareholders of the Company; and (iii) up to 75% of the adjusted net income shall be allocated to the reserve for investments, with the purpose of ensuring the maintenance and development of the activities that comprise the Company's corporate purpose, the accumulated balance of which may not exceeds 75% of the paid-in capital stock;

Furthermore, as provided for in article 196 of the Brazilian Corporate Law, the Company may, by resolution of the general shareholders' meeting, approve a proposal from its management, withhold part of the net income for the year as provided for in a capital budget previously approved by it.

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a.i. profit retention values

In the fiscal year ended as of December 31, 2022, the Company recorded net income of R$3,635,377 thousand. The 63rd Ordinary General Meeting of Eletrobras to be held on April 27, 2022 will deliberate on a proposal for the destination of the profit calculated for the fiscal year ended as of December 31, 2022.

As provided for in the Brazilian Corporate Law, 5% of the net income for the year, corresponding to R$182 million, must be allocated to the legal reserve.

As established by article 50, II, of the Company's current Bylaws, up to 75% of the net income for the fiscal year may be allocated to the statutory investment reserve. Thus, the management proposed that the amount of R$2,590 million, corresponding to 71.25% of the net income for the year be allocated to the statutory investment reserve.

Finally, a proposal was submitted for the retention of profits in accordance with article 196 of the Brazilian Corporate Law, so that the accumulated profit equivalent to R$248 million is retained.

a.ii. percentages in relation to global reported profits	For the fiscal year ended December 31, 2022, the proposal (i) to withhold profits to the legal reserve and statutory investment reserve amounts to 76.25% of net income for the year; (ii) the proposal to withhold profits pursuant to article 196 of the Brazilian Corporate Law amounts to 100% of retained earnings

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b. rules on dividend distribution

The bylaws ensure its shareholders the right, each year, to dividends and/or interest on own capital of not less than 25% of adjusted net income, as provided for in the Brazilian Corporate Law and subsequent amendments, subject to the dividend distribution policy. Pursuant to the Brazilian Corporate Law, dividends may only be distributed after deducting, before any participation, the accumulated losses and the provision for income tax. The Brazilian Corporate Law authorizes the Company to pay dividends out of its net income for the year, retained earnings or income reserves (excluding the legal reserve).

Eletrobras bylaws do not provide that the special class preferred share (golden share) will have priority in the distribution of dividends, but it does provide that the class "A" and "B" preferred shares will have priority in the distribution of dividends, under the following terms:

(i) The class "A" preferred shares, which are subscribed until June 23, 1969, and those resulting from stock bonus attributed to them, will have priority in the distribution of dividends, these being levied at the rate of 8% per annum on the capital belonging to that type and class of shares, to be apportioned equally among them; and (ii) the class "B" preferred shares, which are subscribed as from June 23, 1969, will have priority in the distribution of dividends, the latter incident at the rate of 6% per annum, on the capital belonging to this kind and class of shares, dividends to be equally apportioned among them.

The class "A" and "B" preferred shares and special class of Eletrobras shall participate under equal conditions with the common shares and the special class preferred share in the distribution of dividends, after they have been assured the lowest minimum dividend described in items (i) and (ii) above, and each class "A" and "B" preferred share of Eletrobras shall be assured the right to receive a dividend, for each share, at least 10% higher than that attributed to each common share. The minimum priority dividend for preferred shares shall be distributed whenever net income is determined.

c. periodicity of dividend distributions	The Board of Directors, by proposal of the Executive Board, although it did not do so in the fiscal year ended as of December 31, 2022, may determine that balance sheets be prepared in periods shorter than the annual period and declare dividends or interest on equity to the account of the profit calculated in these balance sheets, as well as declare them to the account of retained earnings or profit reserves existing in the last annual or interim balance sheet.

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d. any restrictions to the distribution of dividends imposed by legislation or special regulations applicable to the issuer, as well as contracts, judicial, administrative or arbitration decisions

Under the terms of the Brazilian Corporate Law, 5% of the net income of Eletrobras shall be applied, before any other destination, in the constitution of the legal reserve, which cannot exceed 20% of the capital stock.

According to its bylaws, Eletrobras must distribute, in each fiscal year, a dividend of not less than 25% of the adjusted net income under the terms of the Brazilian Corporate Law.

Net income may be capitalized, used to offset losses or retained, as provided for in the Brazilian Corporate Law, and may not be available for the payment of dividends. Eletrobras may not pay dividends to its shareholders in a given fiscal year if its management demonstrates, and the general meeting so approves, that such payment is inadvisable in light of Eletrobras' financial situation, or if the amount of the mandatory dividend, calculated pursuant to the Company's bylaws, exceeds the realized portion of the net income for the year. Additionally, the general meeting may, at the proposal of the management, allocate the excess to the constitution of an investment or retention reserve under the terms of the capital budget approved under the terms of article 196 of the Brazilian Corporate Law.

e. if the issuer has a formally approved policy for allocation of net income, inform the body responsible for approval, the date of approval, and, if the issuer discloses the policy, the locations on the worldwide web where the document may be consulted	Eletrobras has a dividend distribution policy formally approved by the Company's board of directors, which is available for consultation on the Eletrobras investor relations website (https://ri.eletrobras.com/) and on the website of the Brazilian Securities and Exchange Commission (https://www.gov.br/cvm/pt-br).

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2.8. Management should describe material items not evidenced in the issuer's financial statements, indicating:

a)              the assets and liabilities held by the Company, directly or indirectly, that are not shown on its balance sheet (off-balance sheet items), such as: (i) portfolios of receivables written off over which the entity has neither retained nor substantially transferred the risks and rewards of ownership of the transferred asset, indicating the respective liabilities; (ii) contracts for the future purchase and sale of products or services; (iii) uncompleted construction contracts; and (iv) contracts for future receipt of financing.

All of the assets and liabilities held by Eletrobras are recorded on the balance sheet. Eletrobras does not maintain any operations, contracts, obligations or other types of commitments in companies whose financial statements are not consolidated with its own, or other operations capable of generating a material effect, present or future, on its results or on its equity or financial condition, income or expenses, liquidity, investments, cash or any other items not recorded in its financial statements. Therefore, there are no assets or liabilities held by Eletrobras that are not shown on the balance sheet or disclosed in the notes to the financial statements, as is the case of the lawsuits with possible risk classification.

b)              other items not evidenced in the financial statements

There are no other relevant items not evidenced in Eletrobras' consolidated financial statements.

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2.9. With respect to each of the items not evidenced in the financial statements indicated in item 2.8, the officers must comment on:

a)               how such items change or may change revenues, expenses, operating income, financial expenses or other items of the issuer's financial statements

Not applicable, since there are no other relevant items not included in the consolidated financial statements of Eletrobras.

b)               nature and purpose of the transaction

Not applicable, since there are no other relevant items not included in the consolidated financial statements of Eletrobras.

c)                nature and amount of the obligations assumed and rights generated in favor of the issuer as a result of the transaction

Not applicable, since there are no other relevant items not included in the consolidated financial statements of Eletrobras.

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2.10. Officers should indicate and comment on the main elements of the issuer's business plan, specifically exploring the following topics:

a)       investments, including:

i.                 quantitative and qualitative description of ongoing and planned investments

The total investments made by Eletrobras Companies in 2022 was R$5,639 million, which corresponds to 108% of the budget for the year. Of this total, R$3,960 million corresponded to corporate spending and R$1,679 million to partnerships, with an emphasis on the investment made in the Santo Antonio Energia plant, as a result of the acquisition of control of that company. The resources were distributed in the following segments: R$3,227 million in Generation, R$2,000 million in Transmission and R$413 million in others (Infrastructure and Environmental Quality). Compared to 2021, there is a 41% increase in the total corporate investment in the Generation segment and a 7% increase in the Transmission segment.

Investments Performed

(in R$millions)

Investment (Corporate + Partnerships)	Budget 2022	%2022	Performed 2022	Performed 2021	Performed 2020
Generation	2,429	133%	3,227	2,287	1,802
Corporate Deployment	160	132%	371	1,258	1,082
Corporate Expansion	589	62%	367	244	222
Maintenance	861	96%	829	674	424
SPEs	819	203%	1,660	111	74
Transmission	2,292	87%	2,000	1,863	1,051
Corporate Deployment	1	100%	1	1	14
Expansion and Reinforcements and Improvements	1,386	85%	1,182	1,163	631
Maintenance	819	97%	797	191	366
SPEs	86	22%	19	508	40
Others(1)	495	83%	413	528	269
SPES Others G T	15	0%	0	0	0
Total	5,231	108%	5,639	4,678	3,122
Eletronuclear	243	192%	465	(2)-	(2)-

GENERATION: INVESTMENTS OF R$3,227 MILLION WERE PERFORMED

CGT Eletrosul invested R$236 million in Generation System expansion, of which R$230.5 million refers to the Coxilha Negra Wind Farm and the rest of the CGH Cachoeira Branca.

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In SPEs we have as main highlight the investment made in Santo Antonio, totaling R$1,583 million, not included in the PNG of 2022, and made to cover expenses with arbitration loss in SAESA.

CGT Eletrosul and Furnas contributed a total of R$46 million in SPE Teles Pires Participações Ltda. for the SPE to honor debt service related to the issue of debentures.

The investments in maintenance of the Chesf Plants, such as Sobradinho and Paulo Afonso, among others, totaled R$348 million.

In relation to Eletronuclear, a budget had been planned only for the month of January 2022, given the forecast for a privatization in 2021, transferring control of Eletronuclear to Enbpar. However, the privatization ended up occurring in June 2022. In this sense, there was a total realization, by Eletronuclear itself, of R$464 million, higher than the total planned budget of R$242 million, for the implementation of Angra III and maintenance of Angra I and II. However, since Eletronuclear was consolidated until June 2022, by Eletrobras, the performance of the investments by Eletrobras was also consolidated until the same date.

Disregarding the total investments of Eletronuclear, in the year 2022, the Eletrobras Companies carried out a total of R$382 million of investments in generation, which corresponds to 59% of the budget in this segment for the Companies, with the exception of Eletronuclear.

On the other hand, there were investment frustrations in the Generation segment of around R$785 million (excluding the investment in Santo Antônio Energia).

As the main frustrations in Generation investments, we highlight the amount of R$51 million related to UTE Santa Cruz, due to the delay in the approval of the request to add an amendment to the contract to conclude the implementation of the Combined Cycle, which was extended to 2023.

In SPEs, there were frustrations of R$482 million referring to the non-realization of investment by Furnas in SPE Holding Brasil Ventos due to the extension to 2023 of the process of purchase of wind turbines for the Itaguaçu da Bahia wind farm.

TRANSMISSION: R$2,000 MILLION OF INVESTMENTS PERFORMED

The investments in expansion and reinforcements and improvements corresponded to 60% of the Corporate Investment in the segment, with the main highlights being:

•                  R$607 million in maintenance for Chesf, with emphasis on improvements with the purpose of maximizing the result of the 2023 rate review;

•                  R$410 million in reinforcements and improvements for Chesf, performing 84% of its annual budget;

•                  R$266 million in reinforcements and improvements for Furnas, performing 76% of its budget; and

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•                  R$145 million in reinforcements and improvements at Eletronorte for anticipating deliveries and improving the execution of the planned budget.

It is worth highlighting the investments for Chesf's maintenance due to the payment of taxes ("DIFAL"), not foreseen in the PDNG, allied to an improvement in the execution process of maintenance projects.

On the other hand, there were frustrations of investments in the Transmission segment in the order of R$292 million.

Of the total frustrated in the Transmission segment, R$225 million refer to corporate investments, with highlights to:

•                  R$83 million in reinforcements and improvements of Furnas justified by the delay in the processes because of the adaptation to the new regime (execution of 76% of the budgeted amount);

•                  R$81 million in Furnas maintenance due to discounts in contracting, refusal to disconnect from ONS and adaptation of the contracting processes to the new regime;

•                  R$75 million in reinforcements and improvements at Chesf (execution of 84% of the budgeted amount) due mainly to delays in the delivery of equipment.

In SPES, the SPE Transnorte Transmissora de Energia had forecasted contributions of R$86 million for the beginning of the works of LT Manaus / Boa Vista, but there were delays due to public civil actions related to environmental licensing which judicial settlement took place at the end of September. For this reason, we had a frustration of R$67 million in relation to the budget amount for the year.

Environmental

In the Environmental segment of the Corporate Investment, there was the investment of R$53 million in Furnas, which has several environmental programs related to the Plan for Recovery of Degraded Areas. In Chesf, there was a investment of R$18 million related to the Usina de Itaparica, referring to the works of the irrigated perimeters of the Jusante Project and related to the payments of judicial deposits of the temporary maintenance funds.

ii. sources of investment financing

In the corporate investments, R$3,727 million were made with own resources and R$233 million with resources from financial funding. As for the SPEs, of a total of R$1,679 million, R$840 million were contributed by raising funds from financial institutions.

iii. relevant divestments in progress and planned divestments

According to the guidelines of its strategic planning, Eletrobras has sought, in recent years, to rationalize its portfolio of equity holdings. Among the transactions already carried out, seven occurred in the year 2022. With this, Eletrobras ended the year 2022 with a total of 74 SPEs, i.e., a reduction of 104 SPEs in relation to December 2016.

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b.               provided that previously disclosed, the indication of the acquisition of plants, equipment, patents or other assets that should materially influence the issuer production capacity.

There is no previously disclosed plant, equipment, patents or other assets acquisition that should materially influence the production capacity of Eletrobras Companies and invested companies.

c.                new products and services, indicating: (i). description of ongoing research already disclosed; (ii). total amounts spent by the issuer in research for development of new products or services; (iii). projects in development already disclosed; and (iv). total amounts spent by the issuer in developing new products or services.

CEPEL - Electricity Research Center, is a private non-profit civil association founded in 1974 by Eletrobras’ System, which remains the center's main sponsor.

The institution's mission is to contribute to the permanent improvement and adequacy of the electric power service, setting new standards of quality and economy through research, development, innovation, promotion and technology transfer actions, and highly complex technological services, becoming a center of excellence in the Brazilian Electricity Sector. In 2022 Eletrobras invested nearly R$203 million to sponsor these actions and technological research, of which about 55% of the contribution came from the Holding (R$111.8 million). The Eletrobras System's contributions represented 73% of CEPEL's total inflow of resources - the difference came from contributions made by the other associates, from marketing technological products and services, and from projects with partners.

In 2022, 58 R&D+I projects were developed for Eletrobras companies in addition to technological services, licensing of programs, and testing. The table below details the distribution of the resources invested by area of activity.

CEPEL's Areas of Activity	Distribution of the resources contributed by the Eletrobras System
Electro-energy systems	15.0%
Electrical equipment and intelligent systems	4.0%
Automation, supervision and control systems	17.5%
Energy transition, environment and sustainability	28.2%
Asset management technologies	25.7%
Energy efficiency and certification	0.1%
Materials and mechatronics	9.4%
Total	100%

In the continuous improvement of the solutions it offers to its founders, other associates, clients and partners, Cepel, in the year just ended, promoted several interventions in the programs and software it develops, by updating functions, routines and systems, besides the constant search to develop graphical interfaces that facilitate the use of these tools.

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In the area of Energy Transition, the projects aligned to the Sustainability 4.0 Program stand out. The Project AAEXp - ACV – Pegadas has been developing methodologies for calculating the Carbon Footprint and Water Footprint of Eletrobras' enterprises. In the scope of the Mudclima Project we highlight in 2022 the development of the Climate Vulnerability Index (observed trends), Indigenous Vulnerability Index and Ecosystem Vulnerability Index (partially) and the application of the Vulnerability Indexes developed in a case study: Belo Monte HPP (Xingu River basin). Within the scope of the Emisfera Project the highlight is the study on the Application of Internal Carbon Price in Eletrobras Companies and the debate on the subject by the Environment Committee and GT3D of Eletrobras Companies, as well as the Implementation of a Technological Service for the Application of a Model to estimate GHG emissions from 12 hydroelectric plants of Eletrobras Companies.

In the renewable energy area the developments of the CALCP90 Project stand out, with the finalization of the calculation of uncertainties of energy production from wind farms. The Wind O&M app was developed aiming to monitor and improve the operation and maintenance of wind farms, with features such as power curve, alarms, downtime and KPI's. Still in the line of improving the operation and maintenance of wind farms, the Artilleros Project developed a new server for the Wind SOMA that allowed greater agility in attending to occurrences, less downtime, higher energy production, and higher billing. In the solar photovoltaic generation area, of note in 2022 is the completion of the Cresp Photovoltaic Project, with the delivery of the Basic Project for the Technological Plant and several studies on technologies for the plant and on its performance. In the Green Hydrogen line, the Eletrobras H2V Project was finalized in 2022, with the presentation of the results and discussions concerning the technical-economic and sensitivity analyses about a conceptual H2V production plant.

The growing participation of non-controllable renewable sources (wind, solar) in the energy matrix has justified improvements in energy analysis models, allowing for the formulation of generation scenarios, also taking into account their hourly generation distribution. In this sense, the NEWAVE and DECOMP models have versions that consider the uncertainty of intermittent sources, such as wind generation, and the individualized modeling of hydroelectric plants, in addition to the incorporation of hydraulic constraints, which confer greater accuracy in the calculation of the operation policy and in price formation. These developments serve Eletrobras companies and sector entities, including governmental and quasi-governmental entities, such as EPE, ONS and CCEE. In 2022 it was conceived and implemented, in the DESSEM model, the modeling of the hydraulic unit commitment constraints, which gives an even more accurate representation of the hydroelectric plants. In July the first version of the Libs platform manuals was launched, an environment that will gather the routines used in the wide range of modeling developed by Cepel for the Brazilian Electric System. Libs will bring important benefits to the revision, updating and processing processes of these mathematical models. The electric planning and operation models, such as ANAREDE, ANAFAS, ANATEM and FLUPOT, among others, are also being modified to support more detailed representations of generators. In the area of personnel training, 31 professionals from Eletrobras companies were trained in the use of the models for planning and operation of electroenergetic systems during the 2022 Course Cycle.

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In the area of investment analysis in generation projects, it was incorporated to the ANAFIN model the possibility to evaluate hybrid projects, which consider more than one generation technology, and hydrogen production projects, in particular green hydrogen.

In the ECOMERC System, a support tool for Eletrobras' commercialization area, advances were made in the PLDPro module, with emphasis on the inclusion of new functionality for elaborating load scenarios, with automatic file adjustment and data conversion between the NEWAVE and DECOMP models. Also noteworthy is the availability of the SazOpt module, for the seasonalization of the physical guarantee of UHEs for MRE purposes, which was used by Furnas, Eletronorte and Chesf.

In the Automation, Supervision and Control area, the highlight is the evolution of the modernization project of Chesf's control centers, work that is redefining the entire architecture of the company's transmission control centers, updating the SAGE platform installations and optimizing the old architecture for a modern configuration based on only two completely synchronized and redundant centers. Still in Chesf, the implementation of the SINAPE platform was started for the automatic and centralized collection of oscillographs and tools for the analysis of disturbances and fault location. Also noteworthy, in the scope of Eletronorte, are the project to modernize the control centers, the modernization of SAGE in the company's plants, the implementation of the SINAPE platform and the first phase of the integration of SAGE with the virtual assistant Enia developed by Eletronorte. In Furnas, the MIDAS project was developed, which uses AI techniques to assist the operation in real time in the treatment of alarms, besides the updating of SAGE and SAGE-PDC in several facilities. At CGT Eletrosul, the SINAPE platforms were updated and, for dozens of its substations and its control centers (COSE, COR and COG) updates were provided for the current versions of SAGE. At Eletrobras holding, the support and updating of the RIO platform, based on SAGE, for the collection and presentation of operational data for the entire transmission and generation network of the Eletrobras group has been continued.

In the Technology in Asset Management area, it was highlighted the beginning of the implementation of the SOMA System for the online monitoring of the condition of Furnas' generators, in the Hydroelectric Plants of Furnas and of Simplício, and the pilot implementations of SOMA-TR for the online monitoring of the condition of Power Transformers, in the substation of Bigua&ccedil;u - Eletrosul, in the substation of Utinga - Eletronorte, and in the UTE Santa Cruz of Furnas. At Eletronorte, the DIANE System has implemented the new thermographic test inspection and analysis module, and the automation of the analysis of gases dissolved in insulating mineral oil, improving the company's Asset Management Monitoring Center. The IMA-DP System, intended for dielectric evaluation of high voltage equipment, launched three new products: the new version of the IMA-DP Autonomous, with resources for separation of multiple failure modes; the IMA-DP SE, for monitoring substation equipment, and the IMA-DP Acoustic, without similar in Brazil, for monitoring gas-insulated substations. The GAMMA project presented to DT Eletrobras, in the scope of the GT Vida &Uacute;til (Service Life WG), an innovative methodology for determining the end of economic useful life of power transformers. Finally, in relation to work safety, the CAMPEM project approved, together with Furnas, the invention of shields for the protection of workers on transmission towers against exposure to high electromagnetic fields. The "Field Shields" are efficient, easy to install and use, have low production costs, and require little maintenance. The patent is currently being applied for at the INPI, and there are already companies interested in producing and marketing the product.

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Another product launched was Soma-Turbodiag, a monitoring system that makes it possible to estimate the remaining life of thermoelectric power plant turbines, generating benefits such as cost reduction and maintenance stoppages. The methodology developed and validated by Cepel, through its metallography laboratory infrastructure, was granted a patent in 2022.

In its laboratory complex, Cepel met the demands of the most important equipment manufacturers in the national electrical sector, performing dielectric tests, involving classes up to Ultra High Voltage. These services included tests unprecedented in Brazil, such as high voltage impulse tests on wind turbine blades, and high current and power tests, for equipment development and homologation purposes. In addition, Cepel has performed pioneering technological services in the solar and wind energy market, which consists in the classification of atmospheric aggressiveness, according to standardized criteria, aiming at the definition of test procedures in the field and in the laboratory.

In 2022, the operation of the new Smart Grids laboratory was started in the Adrianópolis Unit, inaugurated in December 2021. In the laboratory, experimental tests and research on power inverters were carried out using the Hardware-in-the-loop (HIL) and Power Hardware-in-the-loop (PHIL) benches, in which it is possible to verify the performance of equipment in conditions representative of those existing in the field, besides the compliance evaluation of Distributed Energy Resources (RED), such as distributed generation, distributed storage, pluggable electric vehicles, demand-side management, among others.

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Actions from Cepel's laboratories and technological services area that are worth mentioning:

•	Inspection, characterization and evaluation of corrosive processes in transmission line hardware and substation structures.
•	Finalization of the R&D projects Use of Natural Insulating Ester in Transformers and Optimization of Coatings for Application in Insulators for Eletrobras and its Companies.
•	Investigations based on material and equipment testing carried out in Cepel's laboratories, in order to identify possible causes of equipment failure in the plants and substations of Eletrobras companies.
•	Dielectric and power tests in class 550 kV electrical equipment, such as disconnecting switches, insulator chains and current transformers, for manufacturers supplying equipment to Eletrobras companies.
•	Studies aiming at the introduction of ultra-high voltage alternating current transmission line technology for the first time in the country (1,000 kVac), using the unique laboratory infrastructure available at CEPEL.
•	Evaluation of electromagnetic interference in lighting systems and control rooms in substation environments.

It is also worth mentioning the continuity of technical expertise work for the investigation of the root cause of equipment failures, as well as tests on materials and components used in the transmission, generation and distribution systems throughout the country. In these activities, solutions developed and validated in Cepel's laboratories are applied to perform measurements of voltage transients and investigations on equipment failures in the field. These are activities that require the multidisciplinarity that the Center has, either the knowledge of its qualified technical staff or the diversified laboratory infrastructure.

d.               opportunities inserted in the issuer's business plan related to ESG issues

Eletrobras' business strategy was developed based on the principle of sustainability, a premise that determines the company's guidelines, transversal to its entire strategy and to the other company processes and its way of doing business.

Adequate environmental management is essential for the ongoing operations of Eletrobras and its value generation model, since Eletrobras' business depends directly on natural resources. Thus, the Company acts proactively in reconciling its activities with environmental preservation at all stages of the Company's projects and complies with the relevant legal and regulatory frameworks, as well as with the acts to which Brazil and the companies are signatories.

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The Company's strategic pieces include proposals in this direction, in order to capture opportunities appropriate to the current context and to Eletrobras' competitive differentials, bringing focus to recalibrate and materialize the future aspiration of the capitalized Eletrobras to be "Green Major": Eletrobras as a global leader in value creation with renewable and low-emission infrastructure and solutions. To this end, there are the guidelines that were created to guide the short, medium and long term vision, among them the "ESG Reference Guideline". Details on this topic are presented in Exhibit E to the Management Proposal for the 63rd OGM (corresponding to Section 8 of the Company's Reference Form), more specifically, in item 8.1, c), "i", referring to the "main performance indicators taken into account therein, including, if applicable, indicators linked to ESG issues".

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2.11. Comment on other factors that influenced in a relevant way the operational performance and that have not been identified or commented on in the other items of this section

Social Responsibility

In 2022, three public notices were launched (Cultural, Socio-Sports and Electric Sector Events) with 61 projects selected that reinforce Eletrobras' commitment to fostering culture and sports, encouraging activities in the Brazilian electric sector. Furthermore, the projects selected in the public notice for social-environmental projects, which combine environmental conservation and social inclusion, started their activities.

The "Human Rights in Eletrobras Companies and Value Chain" project, part of our Business and Management Master Plan, was continued. The project's purpose is to promote training, awareness, and risk assessment actions that have an impact on human rights among the relationship publics of Eletrobras Companies, including the communities that live in the territories where it operates, and the value chain.

This year we highlight the execution of two human rights (HR) projects, as part of corporate risk management: human rights due diligence in critical SPEs and level 1 suppliers.

The actions proposed in the Human Rights project are develop by the Human Rights Subcommittee, a member of the Eletrobras Companies' Integrated Communication Committee. The project‘s alignment and monitoring meetings are held on a regular basis which in its third phase has 7 subprojects, with the following highlights in 2022:

1)                Human rights due diligence of own transactions: with emphasis on the first independent human rights impact assessment (HRIA) of Eletrobras, to be carried out at the Paulo Afonso Hydroelectric Complex in Bahia, by a consultancy hired in 2023;

2)                Level 1 Suppliers’ human rights due diligence;

3)                Special Purpose Companies’ (SPEs) human rights due diligence, especially the working group created to monitor TNE, SPE responsible for implementing the transmission line Manaus - Boa Vista, which will pass over the indigenous land Waimiri Atroari;

4)                Figh Against Sexual Exploitation of Children and Teenagers: in 2022, after validation by Childhood of the actions carried out during the year, all Eletrobras Companies were certified by the On the Right Track Program, which ratifies the companies' commitment to the cause. The project will become a process of the Eletrobras Companies;

5)                Human rights workforce training; highlighting the EaDs produced in partnership with FGV and the Pacto Global and launched to the entire workforce by 2022;

6)                Certification of the social responsibility management system in the SA8000 standard; and

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7)                Awareness of the Eletrobras Companies' Officers, Directors and the Nominees to Directors and Boards of the Company's Controlled Companies, SPEs and Other Stakes: challenges and opportunities of the energy industry in accordance with ESG criteria", with specialist Juliana Ramalho (Mattos Filho firm), aiming to guide participants on the relevant themes of the ESG Agenda that need to be developed in companies allowing the company to expand the scope of its commitments and practices, as well as to better monitor sensitive issues that may impact the companies. This program foresees actions that seek institutional strengthening and deal with Human Rights, socio-environmental issues (gender, race, diversity, clean energy, etc.) among other sustainability-related topics.

As recognition of the advances of Eletrobras' human rights agenda, the Social Responsibility management was invited to participate in some international events on the theme during the year:

•	In September, the closing seminar of the research project "Climate change and environmental justice", a partnership between the Human Rights Clinic of PUC-PR and the University of Connecticut, at the latter's campus in Hartford, CT, USA; and

In November, the opening plenary of the 11th ONU Forum on Business and Human Rights, invited by the coordination of the GT on Business and Human Rights, in Geneva, Switzerland; Eletrobras was the only company represented at the opening plenary.

Social Projects

In accordance with SDG 8 - Decent Work and Economic Growth and 5 - Gender Equality, there was a support to the social project “Escola de Negócios - Treinamento Empreendedor para Artesãs e Costureiras do Rio de Janeiro”, with its execution starting on January 2022 and term on April 2023.

Business School - Entrepreneurial Training for Artisans and Seamstresses in Rio de Janeiro

It aims to boost the entrepreneurship of 60 artisans and seamstresses linked to Eletrobras partner projects and institutions, and the inclusion of women living in the districts of the Center, Port Zone, and around these areas. In addition to online training, the project, concluded at the end of 2021, but with effective start in 2022, included the creation of circles of artisans in order to stimulate the exchange of experiences and possible business; consulting for product creation and design; and sales organization, via social networks.

Regarding the year of 2022, we highlight two events: the "Arte Delas" fair, promoted by the artisans themselves at Praça da Harmonia, in the city's Port Zone, which evidences the evolution and maturity of the group; and the graduation of the participants at the Rio de with the presence of their families. Total amount invested: R$248.3 thousand.

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Socioenvironmental

In 2022, projects were started for the 1st Public Call for Social and Environmental Projects of the Eletrobras Companies, with the purpose of selecting projects that bring together environmental protection and social impact in the locations where they operate, including the protection of Brazilian fauna and flora, in connection with the social inclusion of publics in socioeconomic vulnerability.

The projects were contracted in 2021 and will continue their execution in the years 2022 and 2023.

Alimergia Continuidade Project

As a continuation of this work, in 2022, the project Alimergia Continuidade keeps developing the actions of the Territorial Center for Environmental Cooperation and Education combining forest decomposition of degraded areas with native species, increased biodiversity, and ecosystem services, promoting low-carbon agricultural, livestock, and forestry practices. The initiative also enables social mobilization and training activities, focused on the themes of "agroecology" and "sustainability", for local communities.

The “Cooperativa Mista de Produção, Industrialização e Comercialização de Biocombustíveis do Brasil (Cooperbio)”, with the support of Eletrobras, is conducting a project to implement agroforestry in the Atlantic Forest biome in the regions of Erval Seco, Seberi and Ametista do Sul, in the state of Rio Grande do Sul. The activities started on January 2022 and will continue until the end of 2023, benefiting 900 people directly.

Kayapó Project

Eletrobras continued its participation in the project with the Kayapó indigenous communities of the middle Xingu River, in southern Pará, involving around 1,500 indigenous people and 10 villages. As a result of the commitment undertaken upon the licensing of Belo Monte Hydroelectric Plant, this project is conducted in partnership with the National Indian Foundation (Funai), Norte Energia and Instituto Kabu, which represents the so-called “Kayapó do Oeste” the representative institutions of the Kayapó.

The main results were the institutional strengthening of the executing indigenous associations, the inspection and protection of the indigenous lands involved, the promotion of sustainable economic activities, and the cultural appreciation of the Kayapó ethnic group.

The projects are financed by NESA, with a total investment of R$11 million from 2018 to 2023. Eletrobras is responsible for monitoring and managing the relationship with the communities, in a strategic region of interest for the company's business in the Xingu River basin.

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Eletrobras Volunteer Program

Over the year, the volunteer program developed actions and campaigns, among them:

•                  Blood Donation Campaigns -Two campaigns were held regarding the National (06/14) and International (11/25) Blood Donor Day.

•                  Income Tax Destination Campaign, mainly for the Municipal Fund for the Rights of Children and Teenagers (FMDCA) in the city of Rio de Janeiro.

•                  Warm Clothing Campaign.

•                  Solidarity Campaign - meeting the demands of the Program's partner institutions Solidarity Campaign - meeting the demands of the Program's partner institutions, such as sewing supplies, clothing, hygiene materials.

•                  Christmas Campaign - 38 kits containing toys, clothes and shoes were donated to children and teenagers of “Creche das Mães Trabalhadoras de São Gonçalo” (Working Mothers' Day Care Centre).

Another outstanding initiative was the participation of children and teenagers from the project Pequenas Vozes do Carmelo, a project that is part of the Centre Network of CRAS (Reference Centre for Social Assistance) at “Salão de Leitura Carioca – Ler”, sponsored by the company. The volunteers assisted 30 beneficiaries, including children and teenagers of the project, who were able to were able to participate in the activities promoted in the event in 2 shifts (morning and afternoon).

Gender, Race and Diversity Committee

In order to end violence against women, the Gender, Race, and Diversity Committee promoted the lecture on Responsible Fatherhood on the occasion of Father's Day.

In 2022, with the joint registration of all the companies of the group, Eletrobras received for the third consecutive time the Bloomberg Gender-Equality Index Seal as recognition of the commitments and practices on behalf of gender equity. In the upcoming year, we will seek to implement initiatives that address the gaps identified in the criteria that have not yet been fulfilled, including equal salaries for men and women employees working in the same role.

Sponsorships

In 2022, we launched the 9th Eletrobras Companies Cultural Public Notice, where projects from the National Program of Support to Culture (Pronac) were approved, in the areas of Performing Arts, Material and Immaterial Cultural Heritage, Music, and Museums and Memory. Five Eletrobras companies participated in the public notice: Eletrobras, Furnas, Chesf and Eletronorte. Invested amount: up to R$10,500,000.00. The results of the bidding process were approved for a total of R$9,539,500.00, and from this approved amount, the projects contracted in 2022 add up to R$8,439,049.69, as shown below:

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Incentive Sponsorships of the Cultural Public Notice in 2022
Contracting company	Project	Contractor	Contracted amount (R$)
Eletrobras Holding	Homem com H	Paris Ações Culturais	400,000.00
Eletrobras Holding	People vs. Tesla	Rumo Empreendimentos Culturais Ltda.	120,000.00
Eletrobras Holding	International Harp Festival	Carpex Empreendimentos e Produções Ltda.	280,000.00
Eletrobras Holding	Alargar o Instante	8 Produção Cultural Ltda.	200,000.00
Furnas	Banda na Praça	Ada Caroline de Assis Lessa	150,000.00
Furnas	Festival Vale do Café - 18ª Edição	Backstage Rio Empreendimentos e Produções Artísticas e Culturais Ltda.	510,000.00
Furnas	Atlântida - Uma Comédia Musical	Lúdico Produções Artísticas Ltda.	300,000.00
Furnas	Turnê Regional PianOrquestra	Gaia Produções Artísticas e Culturais Ltda.	150,000.00
Furnas	Festival de Inverno	Instituto Dell'Arte	200,000.00
Furnas	Limbo	Mollica Rosa Filmes Ltda.	150,000.00
Furnas	Plano Anual de Atividades do Instituto Baccarelli 2023	Sociedade de Concertos de São Paulo	250,000.00
Furnas	Orquestra Sinfônica Brasileira - Temporada 2023	Fundação Orquestra Sinfônica Brasileira	800,000.00
Furnas	Tratamento de Acervo e Projeto Especial de Democratização de Acesso	Instituto Telemar	480,000.00
Furnas	Ação Social pela Música - ASM Ciclo 8	Ação Social pela Música do Brasil	200,000.00
Furnas	Festival das Montanhas e Águas de Minas	Associação Livre de Cultura e Esporte	230,000.00
Furnas	Museu Nacional	Sarau Agência de Cultura Brasileira Eireli EPP	250,000.00
Furnas	Quinteto Villa-Lobos: 60 Anos de Música Brasileira	Caseiras Produções Culturais Ltda.	330,000.00
CGT Eletrosul	Histórias Eletrizantes Circulação 2022/2023	Associação Cultural Casa da Árvore	165,049.69
Chesf	Acessibilidade em Museus: Preservação do Patrimônio Cultural e Difusão do Acervo entre Pessoas com Deficiência Fundação R$	Universitária de Desenvolvimento de Extensão e Pesquisa - FUNDEPES	276,000.00
Chesf	A Mãe Terra (YWYYZAR)	Ágapa Criação e Produção Cultural Ltda ME	800,000.00
Chesf	Série Arte, Natureza e Sustentabilidade	CassoliProduções Ltda	698,000.00
Chesf	Meu Mundo é Frevo	Kadosh Produções e Eventos Eireli	650,000.00
Chesf	Meu Mundo é Frevo	Kadosh Produções e Eventos Eireli	650,000.00
Chesf	Concertos Ecoar	Associação dos Amigos em Prol da Educação, Cultura e Arte de Porto Seguro - Bahia - Ecoar	200,000.00
Total			8,439,049.69

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In addition to the projects selected by the Cultural Edictal, the holding contracted, by direct choice, the incentivized project “Rio Innovation – 2ª edição” for R$1,3 million.

Incentived Sponsorships of the Social-Sports Public Notice contracted in 2022
Contracting company	Project	Contractor	Contracted amount (R$)
Eletrobras	Esportivamente – Ano III	Instituto Incluir	300,000.00
Eletrobras	Flamengo Olímpico V - Aquáticos e Artísticos	Clube de Regatas do Flamengo	200,000.00
Furnas	Futsal Feminino como forma de Empoderamento	Associação Desportiva de Futsal do Distrito Federal	250,000.00
Furnas	Esporte e Cidadania Judô de Ouro - Ano II	Fundação Antônio Francisco Lisboa - O Aleijadinho	201,538.99
Furnas	Excelência no Esporte VI	Olympico Club	250.000.00
Furnas	Flamengo Olímpico V - Aquáticos e Artísticos	Clube de Regatas do Flamengo	200,000.00
Chesf	Fazer o Impossível Tornar-se Possível - Ano II	Associação Paraibana dos Deficientes Visuais - APADEVI	250,000.00
Chesf	Xadrez na Escola - Ano II	Clube de Xadrez Camelense	200,000.00
Chesf	Jogada de Futuro - Ano II	Lovefutbol Brasil	250,000.00
Chesf	Desvendando Talentos	Instituto de Desenvolvimento de Talentos - IDT	230,000.00
Total			2,331,538.99

Also in 2022, 27 projects selected by the 2022 Electricity Sector Events Call for Proposals were contracted, projects of technical-scientific relevance that foster the technological development of the companies involved and the exchange of experiences in the various areas of business in which they operate. The public notice counted with the participation of Eletrobras Companies: Holding, Furnas, Chesf and Eletronorte and was launched with an investment of up to R$1,6 million.

Eletrobras External Social Indicators

External Social Indicators: Amounts Passed on - Consolidated - (R$)
1	Projects and Social Actions Category	2022	2021 without Itaipu
1.1	Education	854,979	262,964
1.2	Health and Food Safety	-	40,500
1.3	Infraestructure	-
1.4	Job and Income Creation	368,011	2,564,562
1.5	Guarantee the Rights of Children and Teenagers	3,800	61,070
1.6	Environment	2,030,163	797,657
1.7	Culture	27,000
1.8	Citizenship Promotion	864,437	10,000
1.9	Territorial Development and Traditional Communities (Decree 6040/07)	81,800	2,566,677
SUBTOTAL PROJECTS AND SOCIAL INITIATIVES CATEGORY		4,230,190	6,303,430

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2.1	Donation to the Childhood and Teenagers Fund	1,999,910	966,825.5
2.2	Donation to the Senior Fund (Law No. 12.213/2010)	2,191,114
2.3	Donation for emergency or public calamity	138,000	1,296,018.97
SUBTOTAL DONATIONS		4,329,024	6,020,932
3.1	Mobilization of volunteers investment	67,230	80,739
3.2	Supporting voluntary work investments	44,792	116,189
3.3	Employee time invested in volunteering	69,434	44,962
SUBTOTAL VOLUNTEERING		181,456	241,890
4.1	Cultural Incentive Sponsorships	9,560,050	8,344,000
4.2	Sports Incentive Sponsorships	2,144,911	3,265,769
SUBTOTAL OF INCENTIVIZED SPONSORSHIPS		11,704,961	11,609,769
4.1	Institutional Sponsorships (Non-Incentivated)	1,785,300	837,070
4.2	Other Sponsorships (Non-Incentivated Cultural Sponsorships)	68,97	-
SUBTOTAL SPONSORSHIPS NOT INCENTIVIZED		1,853,897	837,070
Total Investiments		22,299,528*	25,013,091**

Advertising and Communication

Product	2022	2021	2020
Eletrobras Institucional Advertising	2,711,705.23	28,722,881.18	1,616,314.77
Oficial Advertising (Legal)	835,481.17	807,884.23	3,716,181.86
Institutional Communication (including internal communication)			649,976.32
TOTAL			5,982,472.95

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EXHIBIT B – Information required by Exhibit A of CVM Resolution 81 (proposal for allocation of net income for the fiscal year ended December 31, 2022)

(pursuant to article 10, sole paragraph, II, of CVM Resolution 81)

1.       Inform the net income for the year

The net income ascertained by the Company for the fiscal year ended as of December 31, 2022 was R$3,635 million.

2.       Inform the total amount and the value per share of dividends, including pre-paid dividends and interest on equity already declared

In the course of the fiscal year ended as of December 31, 2022 no dividends or interest on equity were declared in advance.

Thus, if the Management Proposal is approved, the distribution of dividends for the fiscal year ended as of December 31, 2022 will occur as follows:

Type and Class	R$*	Per share
Preferred Class “A”	292,596.41	2.05245833093666
Preferred Class “B”	418,134,932.52	1.49365168200000
Preferred Special Class (golden share)	0.22	0.22005370163724
Common	444,974,508,36	0.22005370163724
Total	863,402,037.50	-
[1]The unit values of dividend per share disregard the treasury shares on March 13, 2023. The Company has a Share Repurchase Program in effect, according to the terms of the material fact disclosed on January 3, 2023. As a result, until the 63rd Ordinay General Shareholders' Meeting is held, the unit values of dividends may change.

3.       Inform the percentage of net income for the year distributed

(R$thousands1)
Net Income in the Fiscal Year	3,635,377
Legal Reserve	(181,769)
Adjusted Net Income	3,453,608
Total Dividend to be Distributed	863,402
Percentage of Net Income for the Year Distributed	23.75%
Percentage of Adjusted Net Income for the Year Distributed	25%
[1]Except percentage

4.       Inform the total amount and the value per share of dividends distributed based on profits from previous years

Not applicable. The distribution of dividends as proposed herein, regarding the fiscal year ended December 31, 2022, is not based on profits from previous fiscal years.

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5.       Inform, after deducting the pre-paid dividends and interest on equity already declared:

a.        the gross amount of dividends and interest on equity, segregated per share of each type and class

In the course of the fiscal year ended December 31, 2022 no dividends or interest on equity capital were declared in advance. Therefore, the gross amount of the dividend to be declared, if the Management Proposal is approved, will occur as follows:

Type and Class	R$	Per share
Preferred Class “A”	292,596.41	2.05245833093666
Preferred Class “B”	418,134,932.52	1.49365168200000
Preferred Special Class (golden share)	0.22	0.22005370163724
Common	44,974,508.36	0.22005370163724
Total	863,402,037.50
[1]The unit values of dividend per share disregard the treasury shares on March 13, 2023. The Company has a Share Repurchase Program in effect, according to the terms of the material fact disclosed on January 3, 2023. As a result, until the 63rd Ordinary General Shareholders’ Meeting is held, the unit values of dividends may change.

b.       the form and term of payment of dividends and interest on equity

The dividend payment, if approved, will be made in cash, by deposit in the shareholders' current account, as informed by each shareholder to Banco Bradesco S.A. ("Bookkeeping Agent"), responsible for the bookkeeping of the shares issued by the Company.

For shareholders whose shares are held in custody at B3 S.A. - Brasil, Bolsa, Balcão ("B3"), payment will be made directly to B3, through its Central Depository, which will be responsible for forwarding the amounts on to shareholders through the custody agents.

If approved, the dividends will be paid within 60 days from the date of approval, in due course, pursuant to article 205, paragraph 3 of the Brazilian Corporate Law.

c.        potential incidence of updating and interest on dividends and interest on equity capital

Dividends will not be monetarily adjusted or compensated between the statement date and the effective payment date. This posture is in line with the fact that, due to the privatization, Eletrobras is no longer subject to Decree No. 2,673, of June 16, 1998 (which has already been reflected in the Company's Bylaws due to the statutory reform approved by the 183rd Extraordinary General Shareholders’ Meeting, held on November 4, 2022).

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d.       the date of the declaration of payment of dividends and interest on equity considered for identification of the shareholders who will be entitled to their receipt

The dividends to be declared at the 63rd General Shareholders' Meeting scheduled for April 27, 2023, if approved, will be entitled to those shareholders that hold common and preferred class "A", "B" and special shares issued by the Company on the date of the General Shareholders' Meeting that will deliberate on them.

Thus, if the 63rd OGM is held on first call, i.e. April 27, 2023, the common and preferred shares (including class ‘’A" and class "B" preferred shares and special class (golden share)) issued by the Company will be traded without the right to dividends (ex-dividends) as of April 28, 2023, inclusive.

6.       In the event that there has been a declaration of dividends or interest on equity based on profits calculated in semiannual balance sheets or in shorter periods

a.        to inform the amount of dividends or interest on equity already declared

No dividends or Interest on Equity were declared based on profits calculated in half-yearly balance sheets or in shorter periods.

b.       to inform the date of the respective payments

Not applicable.

7.       Provide a comparative table indicating the following values per share of each type and class:

a.        net income from the fiscal year and from the three (3) previous fiscal years

	2022	2021	2020	2019[1]
Net Income/Loss (R$thousand)	3,635,377	5,646,141	6,338,688	11,195,036(a)
Net Income/Loss per share (R$)	1.6	3.6	4.0	7.1(b)
1As resubmitted.
(a)The result for the year ended as of December 31, 2019 was restated, due to Circular Letter CVM/SNC/SEP/Number 04/2020, with the additional profit of R$182,523, treated, in the Financial Statements for the fiscal year ended in 2020, as accumulated profit from previous year and adjusted in Equity., as retained earnings from the previous year and adjusted in Shareholders’ Equity.
(b)Earnings per Share was calculated based on the composition of the capital stock after the increase approved on February 17, 2020. If calculated on the capital in effect on December 31, 2019, its value would be R$8.3.

b.       dividends and interest on equity distributed in the previous three (3) fiscal years per share of each type and class

	Fiscal year ended as of December 31,
Dividends (R$thousand)	2021	2020	2019
Dividends distributed	1,340,958	1,507,139	2,540,567
Common Share	922,531	1,216,367	2,050,357
Preferred Class “A”	293	153	330
Preferred Class “B”	418,135	290,619	489,880
Interest on own capital distributed Dividends (R$thousand)	-	-	-

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	Fiscal year ended as of December 31,
Dividends per share (R$)	2021	2020	2019
Common Share	0.71578248571496	0.94376677536411	1.59085138596
Preferred Class “A”	1.99153557854615	1.03814345290052	2.24782042102
Preferred Class “B”	1.49365168208243	1.03814345290052	1.74993652455

It should be noted that until June 2021 the dividends paid by the Company were monetarily updated or had compensation between the declaration date and the effective payment date since Eletrobras was subject to Decree no. 2,673 of June 16, 1998. However, as of June 2021 the dividends are no longer monetarily updated or have compensation between the declaration date and the effective payment date since, due to the privatization, Eletrobras is no longer subject to Decree no. 2,673 of June 16, 1998 (which was already reflected in the Company's by-laws due to the by-laws reform approved by the 183rd Extraordinary General Shareholders Meeting held on November 4, 2022).

In the periods mentioned above, no interest on equity was distributed.

8.       If there is a profit allocation to the legal reserve

a.        identify the amount allocated to the legal reserve

The amount proposed for allocation to the legal reserve for the fiscal year ended December 31, 2022 is R$182 million, corresponding to five percent of the Company's net income for the fiscal year.

b.       To detail how the legal reserve is calculated

2022 (R$thousand)
Net Income of the Fiscal Year	3,635,377
(-) Legal Reserve (5%)	(181,769)
Net income of the year adjusted by the constitution of the Legal Reserve	3,453,608

Pursuant to the Brazilian Corporate Law, five percent of the fiscal year shall be applied before any other allocation, in the constitution of the legal reserve, which shall not exceed twenty percent of the capital stock. In the fiscal year in which the balance of the legal reserve plus the amount of capital reserves, as dealt with in article 182, paragraph 1 of the Brazilian Corporate Law, exceeds thirty percent of the capital stock, it shall not be mandatory to allocate part of the net income for the fiscal year to the legal reserve.

9.       If the company has preferred shares entitled to fixed or minimum dividends

a.        To describe how the fixed or minimum dividends are calculated

As established in the Company's Bylaws, the shareholders are entitled to receive a mandatory dividend of twenty-five percent of the net income for the year, adjusted under the terms of the Brazilian Corporate Law ("Minimum Dividend")

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The Minimum Dividend will be distributed among the Company's shareholders in accordance with the following conditions:

(i)               holders of class "A" preferred shares will have priority in the distribution of dividends, which will be levied at the rate of eight percent per year on the capital belonging to this type and class of shares, to be apportioned equally among them;

(ii)              holders of class "B" preferred shares will have priority in the distribution of dividends, which will be levied at the rate of six percent per year, on the capital belonging to this type and class of shares, such dividends to be equally apportioned among them;

(iii)             holders of class “A” and class “B” preferred shares will also be assured participation, on equal conditions with the common shares and whith the special class preferred share, in the distribution of dividends, after the latter have been assured the lowest minimum dividends provided for in items (i) and (ii) above, subject to the provisions of item (iv) below.

(iv)            holders of class "A" and class "B" preferred shares will also be assured the right to receive a dividend, for each share, at least 10% higher than that attributed to each common share.

b.       to inform if the fiscal year's profit is sufficient for the full payment of fixed or minimum dividends

In the fiscal year ended December 31, 2022, net income of R$3.635 million was calculated, which after the legal reserve adjustments (-R$182 million), amounted to an adjusted net income of R$3,454 million.

Thus, in view of the legal and statutory provision about the mandatory dividend, the portion corresponding to twenty-five percent of the adjusted net income for the fiscal year ended December 31, 2022, corresponding to R$863 million should be distributed to the Company's shareholders, including the portion to be assigned to the holders of class "A" and class "B" preferred shares and of special class (golden share), within 60 days of its approval, as provided for in article 205, paragraph 3, of the Brazilian Corporate Law, also observing the provisions of paragraphs 1 to 5 of article 11 of the Company's Bylaws.

That been said, the Company proposes the following allocation of the results of the fiscal year ended December 31, 2022:

Calculation of the mandatory dividend for 2022 and allocation of net income	(R$thousand)
Net Income for the Year	3,635,377
(-) Legal Reserve (5% of net income)	(181,769)
(+) Realization of the Revaluation Reserve	-
(+) Prescribed Dividends	-
(=) Adjusted Net Income 2022	345,608
(-) Mandatory Dividend 2022 (25% Adjusted LL)	(863,402)

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(=) Balance to be Allocated 2022	(2,590,206)
(+) Retained Earnings	248,093
(=) Total Balance to be Allocated	2,838,299
(-) Statutory Investment Reserve (up to 75% LL of 2022)	(2,590,206)
(-) Retention of Profits (Art. 196 - Capital Budget)	(248,093)
Balance	-

About the above proposal, we clarify:

•	As provided for in the Brazilian Corporate Law, five percent of the net income for the year, corresponding to R$182 million should be allocated to the Legal Reserve;
•	As provided for in article 50, paragraph 1 of the Bylaws, twenty-five percent of the adjusted net income for the fiscal year is to be paid as mandatory dividends. Thus, the Management proposes that the mandatory dividend amounts of R$863 million be declared and paid to the Company's shareholders, including the portion to be attributed to the holders of class "A" and class "B" preferred shares and of special class (golden share), within 60 days of its approval, as provided for in article 205, paragraph 3 of the Brazilian Corporate Law, also observing the provisions of paragraphs 1 to 5 of article 11 of the Company's Bylaw;
•	The adjustments to retained earnings arise from the gain resulting from the sale of shares of Companhia Energética de São Paulo;
•	As provided in article 50, II, of the Company's current Bylaws, up to seventy-five percent of the net income for the fiscal year may be allocated to the Statutory Investment Reserve. Thus, the Management proposes that the amount of R$2,590 million, corresponding to seventy-one point twenty-five percent of the net income for the year be allocated to the Statutory Investment Reserve;
•	Finally, as provided above, the Company's Management further submits to the approval of the General Meeting the Capital Budget Proposal contained in Exhibit C to this Management Proposal, in order to retain the accumulated profit equivalent to R$248 million.

c.	identify whether any unpaid portion is cumulative

Not applicable, since the Company's Bylaws do not provide for cumulative dividends.

d.       identify the global amount of fixed or minimum dividends to be paid to each class of preferred shares

Ascertaining of TOTAL dividends
Class	R$(thousand)
Preferred Class “A”	292,596.41
Preferred Class “B”	418,134,932.52
Preferred Special Class (golden share)	0.22

e.        identify the fixed or minimum dividends to be paid per preferred share of each class

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Ascertaining of unit dividends
Class	R$/share
Preferred Class “A”	2.05245833093666
Preferred Class “B”	1.49365168200000
Preferred Special Class (golden share)	0.22005370163724

10.    In relation the mandatory dividend

a.        describe the method of calculation established in the bylaws

Pursuant to article 50, item I, of the Company's Bylaws: "After the legal reserve is established, the allocation of the remaining portion of the net income ascertained at the end of each fiscal year shall be, at the proposal of the Management, submitted to resolution at the Shareholders' Meeting, observing the following allocation: [...] at least twenty-five percent of the balance of the net income for the year, obtained after the deduction of the legal reserve referred to in the main section of this article. Moreover, it is observed the detailed in the answer to item 9, sub-item "a", above.

b.       inform whether it is being paid in full

Yes. In the fiscal year ended December 31, 2022, net income of R$3,635 million was calculated, which after the legal reserve adjustments (-R$182 million), totaled an adjusted net income of R$3,454 million.

Thus, in view of the legal and statutory provision about the mandatory dividend, the portion corresponding to twenty-five percent of the adjusted net income for the fiscal year ending December 31, 2022, corresponding to R$863 million and should be distributed to the Company's shareholders, including the portion to be attributed to the holders of class "A", class "B" and special class preferred shares (golden share), within 60 days of its approval, as provided in paragraph 3 of article 205 of the Brazilian Corporate Law, also observing the terms of paragraphs 1 to 5 of article 11 of the Company's Bylaws.

c.        inform the amount eventually withheld

Not applicable.

11.    If a mandatory dividend is withheld due to the company's financial situation

a.        inform the withholding amount

b.       describe, in detail, the company's financial situation, including aspects related to liquidity analysis, working capital and positive cash flow

c.        justify the withholding of dividends

Not applicable.

12.    If there is an allocation of earnings to the contingency reserve

a.        Identify the amount allocated to the reserve

b.       Identify the loss considered probable and its cause

c.        Explain why the loss was considered likely

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d.       Justify the establishing of the reserve

Not applicable.

13.    In case of net income allocation to unrealized earnings reserve

a.        Inform the amount allocated to the profit reserve to realize

b.       Inform the nature of the unrealized earnings resulting in the reserve

Not applicable.

14.    If there is an allocation of earnings to statutory reserves

a.        Describe the clauses from the Bylaws that establish the reserve

Pursuant to article 50, item II, of the Company's Bylaws: "After constituting the legal reserve, the allocation of the remaining portion of the net income calculated at the end of each fiscal year shall be, by proposal of the Management, submitted to the General Assembly for deliberation, observing the following allocation: [...] up to seventy-five percent of the net income balance for the year shall be allocated to the reserve for investments, with the purpose of ensuring the maintenance and development of the activities that comprise the Company's corporate purpose, whose accumulated balance may not exceed seventy-five percent of the paid-in capital stock."

b.       identify the amount destined to reserve

As provided for in Article 50, II, of the Company's current Bylaws, up to seventy-five percent of the net income for the fiscal year ended December 31 must be allocated to the Statutory Investment Reserve. Thus, the Management proposes that the amount of R$2,590 million, equivalent to seventy-one point twenty-five percent of the net income for the year be allocated to the Statutory Investment Reserve.

c.        describe how the amount was calculated

The amount of R$2,590 million thousand allocated to the investment reserve corresponds to seventy-one point twenty-five percent of the net income for the year.

Distribution of Results	R$(thousand)
Net Income for the fiscal year	3,635,377
Constitution of Statutory reserve for investments (71.25% of LL)	2,590,206

15.    If there is withholding of earnings established in capital budget

a.        identify the withholding amount

As provided for in article 196 of the Brazilian Corporate Law, the Company, by resolution of the Shareholders' Meeting, may approve a proposal of its Management to retain part of the net income for the year provided for in a capital budget previously approved by it. Accordingly, the Company's Management proposes that a portion of the earnings for the year equivalent to R$248 million be retained, as detailed in Exhibit C to the Management Proposal for the 63rd OGM.

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b.       provide a copy of the capital budget

According to the capital budget proposal for fiscal year 2023, Eletrobras' capital budget in the total amount of R$248 million is justified, among other reasons, by the current macroeconomic situation, which brings challenges to raise funds at attractive costs, among other obligations arising from the Company's capitalization.

In this context, the Company is proposing the retention of R$248 million in accordance with article 196 of Law No. 6,404/1976 (“LSA”). As presented by Eletrobras, the application of capital refers to the reinforcement of the Company's consolidated working capital, adjusting it to the cash flow, speed and timing of realization of assets and liquidation of liabilities, neutralizing any possible pressure on punctuality and fullfilment of obligations, including considering the effort to reduce indebtedness (bank financing).

CAPITAL INVESTMENTS AND REVENUE SOURCES
R$millions
Capital Investments	4,994

Revenue Sources	9,380
Operational generation of cash after taxes	4,205
Funds from existing cash and cash equivalents balance	4,927
Profit Retention of article 196 of LSA	248

16. If there is an allocation of income to the tax incentive reserve

a.        inform the amount destined to the reserve

b.       explain the nature of the destination

Not applicable.

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CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

(Publicly-held Company)

CNPJ/ME No. 00.001.180/0001-26

EXHIBIT C – Proposed Retention and Capital Budget for the year 2023

03.13.2023

PROPOSED CAPITAL BUDGET

ELETROBRAS

2023 Proposed Capital Budget

Eletrobras' capital budget in the total amount of R$248 million for 2023 is justified, among other reasons, by the current macroeconomic situation, which brings challenges to raise funds at attractive costs, among other obligations arising from the Company's capitalization. In this context, the Company is proposing the retention of R$248 million in accordance with article 196 of Law No. 6,404/1976 (“LSA”). As presented by Eletrobras, the application of capital refers to the reinforcement of the Company's consolidated working capital, adjusting it to the cash flow, speed and timing of realization of assets and liquidation of liabilities, neutralizing any possible pressure on punctuality and fullfilment of obligations, including considering the effort to reduce indebtedness (bank financing).

CAPITAL INVESTMENTS AND REVENUE SOURCES
R$millions
Capital Investments	4,994

Revenue Sources	9,380
Operational generation of cash after taxes	4,205
Funds from existing cash and cash equivalents balance	4,927
Profit Retention of article 196 of LSA	248

Rio de Janeiro, March 13, 2023.

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CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

(Publicly-held Company)

CNPJ/ME Nº 00.001.180/0001-26

EXHIBIT D – Main characteristics of the new Compensation Proposal for Eletrobras' managers

(a)             Period to which this compensation proposal refers:

The management compensation proposal now presented for your appreciation refers to the period between April 2023 (inclusive) and March 2024 (inclusive).

(b)             Values approved in the previous proposal and values actually executed:

At the Extraordinary General Meeting, held on December 22, 2022, the global compensation for the Company's Managers for the period between April 2022 and March 2023 was updated to the amount of R$35,905,159.55, and for the same period the global amount of R$34,614,022.03 is expected to be achieved.

R$	Approved 184ª AGE/22	Carried Out¹ (abr/22 a mar/23)	Difference between Approved and Carried Out
	(A)	(B)	(C) = (B)-(A)
Executive Board	30,511,963.99	29,356,427.36	1,155,536.62
Board of Directors	2,877,437.44	2,866,063.37	11,374.08
Fiscal Council	489,198.60	467,633.20	21,565.40
Statutory Board Advisory Committees	2,026,559.51	1,923,898.10	102,661.41
Total	35,905,159.55	34,614,022.03	1,291,137.51

¹ Considering that the grant of restricted shares has a term up to March 31, 2023 to occur, we communicate that, for comparison purposes, the amount of R$17 million was considered (the total amount foreseen).

(c)              Any divergence between the amounts in this proposal and the previous proposal and those in Section 8 of the Company's Reference Form:

In order to provide transparency to the shareholders, we present the table below which shows that the proposed amounts for the 63rd OGM is based, with occasional refinements, on the levels/systematics of fixed compensation, ICP and ILPs approved at the 184th EGM:

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Group	Component	Approved at the 184th EGM (period from April 2022 to March 2023)	Proposed at the 63rd OGM (period from April 2023 to March 2024)	Compare 184th EGM (2022) and 63rd OGM (2023)	Comments
Executive Board	No. of Compensated Members	Up to 10 (1 President and 9 Vice-Presidents)	Up to 12 (1 President and 11 Vice-Presidents)[1]	Quantity Updated	Quantity updated in line with organizational restructuring
	Fixed monthly compensation CEO (highest compensation of officers)	R$300,000.00	R$300,000.00	Same Levels	-
	Fixed monthly compensation Vice Presidents (average)	R$110,000.00	R$110,000.00	Same Levels	-
	Annual Variable Compensation (AVC)² and “PHANTOM SHARES”³	Up to 12 fees	Up to 12 fees	Same Levels	The AVC 2022 (payment in 2023), which consisted of a model applicable to state-owned companies, will be discontinued in 2023, as informed at the 184th EGM.
	Short Term Incentive (ICP) - Bonus Program (highest maximum compensation among managers)	Not applicable	Up to 24 compensations, effective only as of Apr/23 (as informed at the 184th EGM)	Same Systematics	The amounts will be paid for the 1st time by Mar/24 will feature in the global amount proposed for the 63rd OGM
	Long Term Incentive (ILP) - Stock Option Plan	Grant expected to start Apr/23	Expected grant as of Apr/23, of up to 11,517,645 options (total amount for the 5 years), with a total estimated value of R$75,453,996.00. Thus, for the period from Apr/23 to Mar/24, 1/5 of the amount, or R$15,090,799.00 will be approved in this OGM.	Same Systematics	Since the grants occur as of Apr/23, the fair value of the stock options related to the vesting between Apr/23 and Mar/24 will be included for the first time in the global amount proposed for the 63rd OGM
	Long Term Incentive (LP) - Restricted Stock Plan	Expected grant as of Dec/22, of up to 1,930,502 restricted shares. The 1st transfer was scheduled to occur on 03.31.2023, of 386,100 restricted shares, in the estimated value of R$17 million (price of R$44.03 on 11.18.22)	Adjustment to the Quantity informed at the 184th AGE: grant in Mar/23 of up to 1,684,524 restricted shares. The 1st transfer occurs on March 31, 2023, of 336,905 restricted shares (according to 184th EGM), and the 2nd transfer occurs on March 31, 2024, of 351,000 restricted shares, in the estimated value of R$10,875,286.94 (price of R$32.28 on 14.11.23)	Same Systematics, with adjustment in the quantity	Specific Plan for 2023. The amounts regarding to the value of the restricted shares referring to the 2nd transfer will be included in the global amount proposed for the 63rd OGM
Board of Directors	No. of Compensated Members	Up to 9	Up to 9	Same Quantity	-
	Fixed Compensation Board of Directors (highest compensation for directors)	R$200,000.00	R$85,000.00	Reduction of Fixed Compensation	In order to even better match the long-term focus and alignment with shareholders: reduction of fixed compensation and increased long-term compensation in(restricted shares (which will only be transferred in April 2028)
	Fixed Compensation Board of Directors (average, without the highest director compensation)	R$60,000.00	R$60,000.00	Same Levels	-
	Compensation for Participation in Committees	Additional Compensation for Participation in Committee	Additional Compensation for Participation in Committee	Same Levels	-
	Long Term Incentive - Restricted Stock Plan	Expected Grants[4] of up to 681,354 shares, expected as of Dec.22, with a single transfer of the 681,354 shares on 30.04.2028, in the estimated value of R$30 million (price of R$44.03 on 11.18.22)	Quantity Adjustment: Grants[4] of up to 725.905 shares in Mar/23, with a single transfer of the 725.905 shares on 30.04.2028, in the estimated value of R$23.4 million (price of R$32.28 on 03.14.23)	Same Systematics, with adjustment in the quantity	As the grant will occur in March, an amount of R$11.7 million, corresponding to half of the total number of shares, will be appropriated in the global amount of the 63rd OGM, since until the end of the period of this OGM (March 2024) there will be half the time left to fulfill the mandate (April 2025).
Fiscal Council	Number of Compensated Members	Up to 5	Up to 5	Same Quantity	-
	Fixed Compensation of the Fiscal Council	R$12,900.00	R$12,583.00	Same Systematics	Fixed compensation established in average with the monthly fixed compensation of the members of the Executive Board

¹ Considering the approval of the revision of the bylaws made at the 183rd EGM, up to 16 board positions (1 President and 15 Vice-Presidents) are expected. For the purposes of the Management Proposal at the 184th EGM, 10 board positions (1 President and 9 Vice-Presidents) were estimated. However, now, at the 63rd OGM, with the restructuring of the management structure of Eletrobras and its wholly-owned subsidiaries at a more advanced stage, 12 board positions (1 President and 11 Vice-Presidents) are expected.

2The payment of the AVR is deferred over 5 years, with a maximum amount of up to 12 remunerations for the 2022 AVR. Considering the deferral, the payment of the AVR 2022 in 2023 will be of up to a maximum of 7.2 remunerations (60% of the amount to be distributed). The mechanism will be extinguished in 2023, as informed at the 184th EGM;

³The Remuneration Based on Phantom Shares consists of the deferred portions of the RVA 2022. Considering the deferral, the payment of RVA 2022 in 2022 onwards will be up to 4.8 remunerations (12 - 7.2 remunerations). The mechanism will be terminated in 2023, as informed at the 184th EGM;

4The transfer of the shares to the Directors will only take place in April 2028, and the maturity period for Stock Options has a minimum of 3, 4 and 5 years. Therefore, there is no receipt of the estimated amounts mentioned in the 2023/2024 cycle, but rather, the appropriation of the expense in the period.

5The value of 11,517,645 call options corresponds to the total value of the Plan, over 5 years, of R$75,453,996.00. Considering the last maturity period of at least 5 years, the appropriation for the period of this OGM will be made at the rate of 1/5 of the Plan's total value, corresponding to R$15,090,799.00.

Furthermore, it is important to mention that the new compensation model for the privatized Eletrobras, approved at the 184th EGM, held on December 22, 2022, provided for short (ICP) and long term (ILP) incentive programs that would only be implemented starting April 2023, which is why they were not part of the overall amount for the period up to March 2023, but will be part of the overall amount for the period from April 2023 to March 2024.

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Thus, the difference between the two periods concerns, in particular, those events previously foreseen and which will be implemented now, making the new remuneration model of the privatized Eletrobras to work in its fullness, as pointed out below:

•	Application of the new fixed compensation thresholds defined at the 184th EGM for 12 months (Apr/23 to Mar/24), instead of 3 months (Jan/23 to Mar/23);
•	Application of the levels mentioned above for 12 positions (instead of 10 positions as calculated at the 184th EGM), given that there is now a more advanced stage of the new organizational and management structure;
•	Implementation of the Bonus Program (ICP), which had already been mentioned at the 184th EGM and would begin in April 2023;
•	Implementation of the Stock Options Program (ILP), which had already been mentioned at the 184th EGM and would start as of April 2023;
•	Implementation of the Restricted Stock Program with the respective grant in March 2023, in line with the Plan approved at the 184th EGM in December 2022.

Below, for comparison purposes and to continue with transparency to shareholders, we present a table that compares the global amount approved at the 184th EGM with the one proposed at the 63rd OGM, and presents the differences and explanations for each of the components (which we emphasize were already included in the approved model, but with a starting date as of Apr/23):

Positions	Approved 184th EGM Abr22/Mar23	Proposed 63 OGM Abr23/Mar24	Difference	Explanations
Quantitative Executive Board	10 positions	12 positions
Fixed Fees	7,483,005	18,120,000	10,636,994	12 months of the 184th EGM levels (instead of 3) / 2 additional VP positions
Benefits	1,077,262	1,497,819	420,556	Adjustment of Benefits to the Market (Health Plan)
Pension	1,582,879	2,083,800	500,920	-
AVC 2022 (closing)	-	6,268,382	6,268,382	-
AVCs 2018 to 2021	3,368,817	-	-3,368,817	-
ICP (Bonus)	-	29,329,300	29,329,300	Mechanism foreseen at the 184th EGM to start as of Apr/23
ILP (Stock Options)	-	15,090,799	15,090,799	Mechanism set forth at the 184th EGM to start from Apr/23
ILP (Restricted Stock)	17,000,000	10,875,287	-6,124,713	2nd Transfer of Restricted Shares in Mar/24, as provided for in the 184th EGM
Total Executive Board	30,511,964	83,265,387	52,753,423	-
Board of Directors	2,377,437	8,679,924	6,302,487	12-month thresholds of the 184th EGM (instead of 3), and reduction of the Chairman's threshold
ILP Restricted Stock CA	-	11,716,107	11,716,107	½ of the value of Restricted Shares, which will be transferred only in Apr/28
Fiscal Council	489,199	755,000	265,801.40	12 months of the 184th EGM levels (instead of 3)
Advisory Committees	2,526,560	2,100,000	-426,559.51	12 months of the 184th EGM levels (instead of 3)
Total Boards and Committees	5,393,196	23,251,031	17,857,835	-
Total	35,905,160	106,516,418	70,611,258	-

1 In the case of the Restricted Shares for the Board of Directors, only the grant will occur in 2023 and the transfer of ownership of the shares will only occur in 2028; similarly, in the case of the Stock Options of the Statutory Management, the grant will occur in 2023, but the exercise of the options will occur at least in 3 years, with two other vesting milestones reaching the deadlines of 4 years and 5 years; Therefore, there is no receipt of Restricted Stock amounts by the Board of Directors, and of Stock Options by the Executive Board between Apr/23 and Mar/24, but rather, the recognition of the expense in the period.

It is worth pointing out that the information contained in the Company´s Reference Form refers to the Company's fiscal year ending on December 31 of each year, while the compensation proposals for the general shareholders' meeting refer to the interval between 2 subsequent ordinary general meetings, covering the months of April of one year to March of the following year.

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Exhibit E to the Management Proposal of Eletrobras for the 63rd OGM contains the information regarding the compensation of the Directors, Fiscal Councilors and members of the Board Advisory Committees, pursuant to Section 8 of the Company's Reference Form..

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CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

(Publicly Held Company)

CNPJ Nº 00.001.180/0001-26

EXHIBIT E - Section 8 Of The Company's Reference Form (detailed information about information on compensation for the management and members of the advisory committees)

The tables under items 8.2, 8.3, 8.15 and 8.17 of this Exhibit E include separate columns detailing the compensation of the Audit and Statutory Risk Committee, which is also subject to approval at the Company's shareholders' meeting.

However, these columns are not included in the respective items of the Reference Form made available on the Empresas.net system, as they are standard tables with structured fields, where it is not possible to insert the columns referring to the compensation of the Audit and Statutory Risk Committee.

Accordingly, in the Company's Reference Form to be made available on Empresas.net in due course, the details on the compensation of the Audit and Statutory Risk Committee will only appear in section 8.20.

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8. MANAGEMENT COMPENSATION

8.1. Describe the compensation policy or practice of the board of directors, board of officers and non- board of officers, fiscal council, statutory committees, and audit, risk, financial, and compensation committees, addressing the following aspects:

a. aims of the compensation policy or practice, informing whether the compensation policy has been formally approved, the body responsible for its approval, the date of approval and, if the issuer discloses the policy, locations on the World Wide Web where the document may be consulted

Until June 17, 2022, the compensation strategy for the Eletrobras and its subsidiaries´managers was defined exclusively by the Secretariat of Coordination and Governance of State-Owned Companies (SEST), whose guidelines were of bindng on all state-owned companies. This is because, until that date, the Company was a federal state-owned company, under the control of the Federal Government, and had a series of limitations on the setting of the compensation of its managers.

It was in this context that the Ordinary General Shareholders' Meeting held on April 22, 2022 (“62nd OGM”) approved the total amount of compensation for the Eletrobras management, as well as for the members of the Fiscal Council and the members of the Advisory Committees of the Company's Board of Directors for the period from April 2022 to March 2023.

Although it was supported by Law no. 14,182, of July 12, 2021 (enacted prior to the 62nd OGM, on February 22, 2022), the privatization of Eletrobras was only carried out in June 2022, with the liquidation of the transaction to increase its capital stock and the dilution of the Federal Government's equity interest, followed by the payment of the new grants by Eletrobras Companies – therefore, after the date of the 62nd OGM.

After this milestone, the Company then became a publicly-held company without a defined controlling shareholder, imposing new challenges on its management associated with its restructuring and the unlocking of the value levers associated with privatization. In this new context, it became part of the role of the Company's senior management to act to capture all the synergies and growth opportunities since then possible, but no less challenging, given its new legal regime, as highlighted in the Management Proposal for the Extraordinary General Shareholders' Meeting of the Company of December 22, 2022 (“184th EGM”).

In this conjuncture, the management compensation model previously in force proved to be even more outdated, implying the risk of losing talents and difficulty in attracting new ones, compromising the planning previously portrayed and the market's expectation of great levers of value that could be unlocked.

Thus, at the 184th EGM, in line with the new compensation model for the managers of the privatized Eletrobras that includes the review of the fixed compensation and creates mecanisms of short and long-term incentives, the instruments that compose it were approved, based on a study prepared by the consultancy Korn Ferry, which was recommended by the People Management and Governance Committee and approved by the Board of Directors, in a meeting held on November 18, 2022 (“Compensation Model”).

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By contemplating compensation levels aligned with companies of similar size and context, embodied in short- and long-term incentives, the Company's Management Compensation Model aims to solidify a meritocratic culture, capable of retaining and rewarding talent and structured to ensure full alignment between the interests of management (in addition to other beneficiaries of the Model), the Company and its shareholders, as:

(iv)             the Company will now be able to retain current key professionals and attract new talent, in addition to fostering a high performance culture that will serve as a driving force for unlocking the value levers of the capitalization;

(v)              the managers (and other beneficiaries) will be able to capture shareholder value growth, which configures a great stimulus for high performance, the overcoming of goals and the maximization of the capacity to generate value in the medium and long term; and

(vi)             the shareholders, who, in view of the professionals' performance in favor of the rapid unlocking of the value levers of capitalization and the consequent maximization of the Company's value, will be able to count on the appreciation of the Company's shares and the maximization of the return on their investments in the medium and long term.

To this end, the compensation of the Company's managers is now set using as parameters the responsibility, time dedicated to the function, competence and reputation of the managers, the new levels of challenges required, as well as the comparison with companies of similar size and especially with Companies that have gone through or are going through a similar stage of transformation.

Thus the 184th EGM approved: (i) a new global compensation amount for the period ending in March 2023, (ii) the Stock Option-Based Compensation Plan and (iii) the Restricted Share Units Compensation Plan, which instrumentalize the Compensation Model.

The Stock Option Plan and the Restricted Share Units Compensation Plan are available for consultation on the Company's investor relations website (https://ri.eletrobras.com) and on the website of the Brazilian Securities and Exchange Commission (www.cvm.gov.br).

b. practices and procedures adopted by the board of directors to define the individual compensation of the board of directors and the board of officers, indicating:

i. the issuer's bodies and committees that participate in the decision-making process, identifying how they participate;

ii. criteria and methodology used for setting individual compensation, indicating whether studies are used to verify market practices and, if so, the comparison criteria and the scope of these studies; and

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iii. how often and how the board of directors evaluates the adequacy of the issuer's compensation policy

The compensation setting process is recommended to the Board of Directors by the Personnel Committee, and is based on market practices and in alignment with the Company's guidelines and challenges.

Annually on an ordinary basis, and extraordinarily if necessary (as is the case for fiscal years of 2022 and 2023, in view of the conclusion of the capitalization process), the adherence of the compensation model is checked. For this review, on the advice of the Board of Directors and its People Committee, precisely in order to have the best professionals to conduct this transformation process, combining current and new competencies, Eletrobras hired Korn Ferry, a well-known consulting firm to define a compensation model aligned with the best practices and in line with the organization's challenges, as presented at the 184th EGM (the Company's Extraordinary General Meeting of December 22, 2022).

c. composition of the compensation, indicating:

i. description of the various elements that constitute the compensation, including, in relation to each of them:

The directors and officers may have different compensation components, conditions and benefits, which will be established according to specifics related to the time dedicated, technical knowledge, experience, participation in advisory committees, among other characteristics.

The global compensation of the directors and officers may consist of the following components: (i) fixed compensation; (ii) benefits; (iii) variable compensation (whose program will be discontinued by the end of 2023); and (iv) short-term incentives and (v) long-term incentives. The purpose of the approval contained in this Management Proposal, referring to the fixing of the amount for the period between April 2023 and March 2024 2024, results from the new remuneration model of the privatized Eletrobras, as approved at the 184th approved at the 184th EGM, held in December 2022:

o    its objectives and alignment with the issuer's short, medium and long-term interests

Board of Officers

• Salary or pro-labore: the members of Eletrobras' Board of Officers will be entitled to a fixed monthly compensation as direct reward for the exercise of their function.

Salary or pro-labore: the members of Eletrobras' Board of Officers will be entitled to a fixed monthly compensation as direct reward for the exercise of their function.

The fixed compensation levels proposed at the 63nd OGM (Ordinary General Shareholders' Meeting of the Company of April 14, 2023) are the same as those approved at the 184th EGM (Extraordinary General Shareholders' Meeting of the Company of December 22, 2022).

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• Direct and Indirect Benefits: the members of Eletrobras' Board of Officers will be entitled to direct and indirect benefits aimed at contributing to the quality of life of its members, which include life insurance and health care assistance, also granted with the objective of directly compensating the members for the exercise of their function.

• Short-Term Incentive (ICP): the members of the Eletrobras Board of Officers will be entitled to compensation based on short-term incentive programs ("ICP"), paid through bonus, which are based on goals for achieving the Company's results, with specific indicators derived from the Company's Strategic Plan. This is aimed at aligning the interests of the Officers with the Company's growth and increased profitability.

As announced at the 184th EGM (Extraordinary General Shareholders' Meeting of December 22, 2022), the Annual Variable Compensation Program ("RVA") for the Managers in effect until then will be discontinued by the end of 2023, and will be replaced by the bonus program mentioned above

The variable compensation levels (including ICP) covered in the compensation proposal of the 63nd OGM (Ordinary General Shareholders' Meeting of April 14, 2023) are in line with the levels mentioned at the 184th EGM (Extraordinary General Shareholders' Meeting of December 22, 2022).

• Long-Term Incentive (ILP): The members of Eletrobras' Board of Officers shall be entitled to compensation based on long-term incentive programs ("ILP"), which are based on Stock Options, with specific metrics and indicators unfolded from the Company's Strategic Plan, expected to be granted as of April 2023, and, in some specific cases, in Restricted Actions, which will have the first grants to be made at the end of March 2023, expected to be granted as of April 2023, and on Restricted Shares, with the first grants to be made in by the end of March 2023.

The conditions, requirements, rules and limits of the Stock Option Plan are the same as those approved at the 184th EGM (Extraordinary General Shareholders' Meeting of December 22, 2022).

Similarly, the conditions, requirements, rules and limits of the Restricted Stock-Based Compensation Plan are the same as those approved at the 184th EGM (Extraordinary General Shareholders' Meeting of December 22, 2022).

As mentioned above, the Company believes that stock-based compensation is an essential tool for the solidification of a meritocratic culture, capable of retaining and rewarding its talents and structured to ensure alignment between the interests of the beneficiaries, the Company and its shareholders with the maximization of return on investments in the medium and long term.

Moreover, also as communicated at the 184th EGM (Extraordinary General Shareholders' Meeting of December 22, 2022), for 2023, due to the remaining deferred portion, the Share-Based Compensation program (cash-settled) - "Phantom Shares", which refers to thedeferred portions of the RVA program for fiscal year of 2022, remains active. In any case, the Cash-Settled Share-based Compensation - "Phantom Shares" program will be discontinued by the end of 2023, and will be replaced by the above-mentioned Stock Option and Restricted Stock based compensation programs.

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• Post-Employment Benefits: The members of the Statutory Management are entitled to post-employment benefits in the form of the Company's contributions to the supplementary pension plan.

Board of Directors

• Annual Fixed Compensation: The Eletrobras Board of Directors Members shall be entitled to fixed monthly compensation as direct reward for the exercise of their function.

The fixed compensation levels covered in the compensation proposal for the 63nd OGM (the Company's Ordinary General Shareholders' Meeting of April 14, 2023) are the same as those approved at the 184th EGM (the Company's Extraordinary General Shareholders' Meeting of December 22, 2022).

• Compensation for membership on board advisory committees: the members of the Board of Directors will be entitled to additional fixed monthly compensation for their participation in each of the committees, in order to directly reward the members for the time and effort dedicated to such function.

The compensation levels for participation in advisory committees contemplated in the compensation proposal for the 63nd OGM (Ordinary General Shareholders' Meeting of April 14, 2023) are equal to those approved at the 184th EGM (Extraordinary General Shareholders' Meeting of December 22, 2022), with the exception of the Chairman of the Board, which, in order to even better match the long-term focus and alignment with shareholders, the following adjustment was made: reduction of fixed compensation and increase of the long-term compensation in restricted shares (which will only be transferred in April 2028).

• Long-Term Incentive (ILP): the members of the Board of Directors will be entitled to compensation based on a long-term incentive program (ILP), which will be based on Restricted Shares.

The conditions, requirements, rules and limits of the Compensation Plan Based on Restricted Shares are are in line with the approved at the 184th EGM (Extraordinary General Shareholders' Meeting of December 22, 2022).

As mentioned above, the Company believes that stock-based compensation is an essential tool for the solidification of a meritocratic culture, capable of retaining and rewarding its talents and structured to ensure alignment between the interests of the beneficiaries, the Company and its shareholders with the maximization of return on investments in the medium and long term.

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t is important to mention that precisely because of aspects related to possible conflicts of interest and best practices, we inform you that there was a careful analysis of the LTI mechanism that would be applied to the Board of Directors and it was determined that Restricted Shares, and not Stock Options, were more appropriate due to the risk profile of the Board of Directors. Therefore, we inform you that with regard to ILPs, the Directors will only be entitled to Restricted Shares, and will not be entitled to Stock Options.

The number of shares assigned to this group was expressed beforehand in Annex 05 of the Management Proposal of the 184th EGM, as a good governance measure and to remove any ambiguity or discretion regarding the amount that would be granted to the Board members. We remind you that the transfer of ownership of the shares to the Board of Directors will only take place in 2028 (as an additional lock-up period of three years after the end of the Board member's mandate, as a form of additional governance and risk mitigation to eliminate conflicts of interest).

In this sense, the objective of the ILP of Restricted Shares for members of the Board of Directors, which was designed in a similar way, in the best possible way, without undue burden, to "Deferred Share Units" in other international markets (seen as the best governance practice for Directors' grants), was to reinforce the long-term and shareholder value-generating mentality, since the gains perceived by the director will be totally linked to the company's long-term results after 2028. Therefore, if the decision taken now does not privilege results after 2028, when the Director will no longer be with the company, there will be a significant loss in the amount of his ILP.

In light of such separation, we comment that the Directors, in line with the best market practices, are only entitled to the Restricted Shares according to the value clearly disclosed in the Management Proposal. Therefore, in light of the enhanced mechanisms for risk mitigation, the removal of any ambiguity or criteria regarding the amount of the award to be granted in the future (therefore removing any criteria for future grants), and the additional governance features of the retention period and lock-up, we can say that the combination of these practices eliminates any conflicts of interest that Directors may have in the administration of the Plan.

Finally, we would like to emphasize that Board members will have the ability to set goals, triggers, and challenges that will make up the programs of the other participants (other than the Directors). And, therefore, it is intended that rigorous metrics and financial and/or operational triggers be defined, with the exercise of options only occurring in the event that these results are met, which reinforces the culture of payment for long-term performance.

Fiscal Council

• Fixed Annual Compensation: the compensation of Fiscal Council members will continue to be fixed at one tenth of the average monthly fixed compensation of the members of the Board of Officers (Chairman and Officers), excluding the amounts referring to vacation bonus and direct and indirect benefits granted to the aforementioned members.

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Advisory Committees to the Board of Directors

• Compensation for Membership on Advisory Committee: the members of the Advisory Committees will be entitled to fixed monthly compensation for their membership on each of the committees, in order to directly compensate the members for the time and effort dedicated to such function.

The fixed compensation levels (which include compensation for membership on advisory committees) covered in the compensation proposal for the 62nd OGM (Ordinary General Shareholders' Meeting of April 14, 2023) are equal to those approved at the 184th EGM(Extraordinary General Shareholders' Meeting of December 22, 2022).

o    their proportion in the total compensation in the last three (3) fiscal years

According to the table below, the proportions of each element in the total compensation for fiscal year of 2022 were approximately:

Compensation Composition	Board of Directors	Fiscal Council	Board of Officers	Non-Board of Officers	Advisory Board Committee
Fixed Monthly Compensation
Salary or pro-labore	100.00%	100.00%	56.19%	N.A.	98.63%
Direct or Indirect Benefits	0.00%	0.00%	8.95%	N.A.	0.00%
Membership in Committees	0.00%	0.00%	0.00%	N.A.	1.37%
Other	0.00%	0.00%	0.00%	N.A.	0.00%
Variable Compensation
Bonus	0.00%	0.00%	20.68%	N.A.	0.00%
Profit Sharing	0.00%	0.00%	0.00%	N.A.	0.00%
Attendance at Meetings	0.00%	0.00%	0.00%	N.A.	0.00%
Commissions	0.00%	0.00%	0.00%	N.A.	0.00%
Other	0.00%	0.00%	0.00%	N.A.	0.00%
Post-Employment Benefits	0.00%	0.00%	9.45%	N.A.	0.00%
Termination of Office	0.00%	0.00%	0.00%	N.A.	0.00%
Share-Based, including options	0.00%	0.00%	4,74%	N.A.	0.00%
Total	100.00%	100.00%	100%	N.A.	0.00%

According to the table below, the proportions of each element in the total compensation for fiscal year of 2021 were approximately:

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Compensation Composition	Board of Directors	Fiscal Council	Board of Officers	Non-Board of Officers	Audit and Statutory Risk Committee
Fixed Monthly Compensation
Salary or pro-labore	100.00%	100.00%	54.48%	N.A.	100.00%
Direct or Indirect Benefits	0.00%	0.00%	12.45%	N.A.	0.00%
Membership in Committees	0.00%	0.00%	0.00%	N.A.	0.00%
Other	0.00%	0.00%	6.19%	N.A.	0.00%
Variable Compensation
Bonus	0.00%	0.00%	8.37%	N.A.	0.00%
Profit Sharing	0.00%	0.00%	0.00%	N.A.	0.00%
Attendance at Meetings	0.00%	0.00%	0.00%	N.A.	0.00%
Commissions	0.00%	0.00%	0.00%	N.A.	0.00%
Other	0.00%	0.00%	0.00%	N.A.	0.00%
Post-Employment Benefits	0.00%	0.00%	6.77%	N.A.	0.00%
Termination of Office	0.00%	0.00%	0.00%	N.A.	0.00%
Share-Based, including options	0.00%	0.00%	11.74%	N.A.	0.00%
Total	100.00%	100.00%	100.00%	N.A.	100.00%

According to the table below, the proportions of each element in the total compensation for fiscal year of 2020 were approximately:

Compensation Composition	Board of Directors	Fiscal Council	Board of Officers	Non-Board of Officers	Audit and Statutory Risk Committee
Fixed Monthly Compensation
Salary or pro-labore	88.94%	88.05%	57.31%	N.A	83.33%
Direct or Indirect Benefits	0.00%	0.00%	10.00%	N.A	0.00%
Membership in Committees	0.00%	0.00%	0.00%	N.A	0.00%
Other	11.06%	11.95%	19.59%	N.A	16.67%
Variable Compensation
Bonus	0.00%	0.00%	0.00%	N.A	0.00%
Profit Sharing	0.00%	0.00%	0.00%	N.A	0.00%
Attendance at Meetings	0.00%	0.00%	0.00%	N.A	0.00%
Commissions	0.00%	0.00%	0.00%	N.A	0.00%
Other	0.00%	0.00%	0.00%	N.A	0.00%

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Post-Employment Benefits	0.00%	0.00%	7.04%	N.A	0.00%
Termination of Office	0.00%	0.00%	0.00%	N.A	0.00%
Share-Based, including options	0.00%	0.00%	6.06%	N.A	0.00%
Total	100.00%	100.00%	100.00%	N.A	100.00%

o    its calculation and adjustment methodology

With the company privatized and considering the new compensation model of the 184th EGM, in line with market best practices, whereby the largest percentage of total compensation will be given to short and long-term incentives, it was defined that the fixed compensation levels for managers will be positioned at the P50 (fifty percent) market level, and, based on the Company's targets, triggers and challenges, the total compensation package was defined between the P75 and the P90 (between the seventy five and ninety percent).

There is no single methodology for calculation and readjustment, but rather a verification of the Company's levels compared to companies of similar size and complexity.

o    the main performance indicators it takes into account, including, if applicable, indicators linked to ESG issues

With the new compensation model, with regard to fixed compensation, the market P50 (fifty percent) will be used, and in addition, by adding short and long-term compensation, the total compensation package was set between the P75 and the P90 (between the seventy five and ninety percent). Therefore, the total package between P75 and P90 will only be achieved if the performance is proportional and targeted to P75 and P90 market.

The short and long-term incentives will be based on profitability, sustainability, excellence and value creation targets in the long term, as well as triggers and challenges of the Company, so that if met, and depending on the degree of achievement, there will be corresponding retribution.

Therefore, they unfold, while supporting the new Strategic Plan 2023-2030, which is oriented towards capturing opportunities that are appropriate to the context and to Eletrobras' competitive differentials, bringing focus to recalibrate and materialize the aspiration of the capitalized Eletrobras, which is to be Green Major: Eletrobras as a global leader in value creation with renewable and low-emission infrastructure and solutions.

Four guidelines were created to guide this long-term vision:

•                  Operational Transformation and Resilience - Lead the supply of quality products and services to customers and ensure the safety of our employees, environment and assets;

•                  ESG Reference - To be a local and international market reference in ESG practices, leading decarbonization of the economy, pursuing excellence in corporate governance and care for communities;

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•                  Innovation and Technology - Pursue solutions that ensure business competitiveness, based on the digitalization of operational and corporate processes and adaptability to new technologies;

•                  Sustainable Growth - Growing in a sustainable and renewable manner in Transmission, Generation and Commercialization in new geographies, business models and technologies.

To measure the scope of the strategy, top indicators were chosen, combining safety, growth, value, and ESG, which were separated by scope: medium/long term indicators and short term indicators.

In the 2023-2024 range (short term), the indicators and enablers will be:

o	Guideline Operational Transformation and Resilience
•	Frequency of accidents with lost time
•	Recurrent PMSO indicator (people, material, services and others)
•	Contingencies negotiation Indicator
•	Enabler Implement actions of the Energy, Safety and Operational Health Program
•	Enabler Put into effect the new organizational structure with the processes critical to its full transaction
•	Enabler Define and implement new compensation and performance incentive policy throughout the company
•	Enabler Define target capital structure of Eletrobras companies and implement first round of optimizations;
•	Enabler Implement tax optimization plan, leveraging tax benefits and leveraging fiscal benefits and executing short-term structuring initiatives (e.g. centralized funding and negotiation of compulsories).
o	ESG Reference Guideline
•	Relative Emissions Indicator (tCO2e/GWh) - Scope 1, 2 and 3
•	Enabler to implement new governance of subsidiaries and capture tax/capital structure optimization, in view of the corporate and structural changes at Eletrobras;
•	Enabler Plan and implement the actions necessary to achieve the ambition Net Zero ambition;
•	Enabler Structure programs and launch pilots with high social impact in the impact on communities, leveraging sector funds and the expertise in making accessible electric energy.

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o	Guideline Sustainable Growth
•	Enabler Implement approval process for expansion projects, including methodology and benchmarks.

Therefore, the Bonus Program (ICP) will support the Company's short-term ambition, in which each indicator mentioned above will have a defined and quantified target, with weights that vary according to the performance of each Officer. Thus, the greater the short term performance the Officer brings to the Company and to the shareholders, the higher his Bonus.

The targets are related to the Company's competitive intelligence, which is why they are not disclosed.

In the 2025-2030 range (medium/long term), the indicators will be:

•	Guideline Operational Transformation and Resilience
•	Indicator Frequency of accidents with lost time;
•	Guideline Sustainable Growth
•	Growth in installed renewable capacity (GW);
•	Growth of transmission lines (thousand Km);
•	Guideline Reference in ESG
•	Relative emissions (tCO2e/GWh) - Scope 1, 2 and 3.
•	All Guidelines
•	The ROCE (Return on Capital Employed) indicator will cover all Guidelines, except the ESG Reference Guideline.
•	TSR (Total Shareholder Return) indicator will cover all Guidelines.

Therefore, the Restricted Stock and Stock Option Programs ("ILPs") will support the company's medium and long-term ambition, where each indicator mentioned above will have a defined and quantified target, with weights that vary according to the performance of each Officer. Thus, the greater the long-term performance the Officer brings to the Company and to the shareholders, the greater will be his/her retribution.

The aims are related to the Company's competitive intelligence, which is why they are not disclosed. In any case, one of the "triggers" for payment of the Stock Option Plan will be the "Total Shareholder Return" indicator.

ii. reasons justifying the composition of the compensation

The main purpose of the new compensation model applicable to the Company post-privatization is to promote the alignment of the interests of the managers with the interests of the Company's shareholders, as well as to enable talent attraction and retention. To this end, the compensation of Eletrobras' managers is now set using as a baseline the responsibility, the time dedicated to the function, the competence and reputation of the managers, the new levels of challenges required, as well as the comparison with companies of similar size and especially with companies that have gone through or are going through a similar stage of transformation.

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iii. the existence of members not rewarded by the issuer and the reason for this fact

With the adoption of the new compensation model, all members of the Board of Officers, the Board of Directors, the Fiscal Committee, and the Statutory Advisory Committees to the Board of Directors will continue to be compensated.

d. existence of compensation supported by subsidiaries, controlled companies or direct or indirect controlling shareholders

There is no compensation or benefit for members of the Board of Directors, Fiscal Council, Board of Officers, and Advisory Committees supported by subsidiaries, controlled companies, or direct or indirect controlling shareholders.

If there is compensation received from a subsidiary/controlled company, by indication of Eletrobras or in its interest, these amounts will be offset against the annual compensation of the administrator received at the Company.

e. existence of any compensation or benefit linked to the occurrence of a certain corporate event, such as the disposal of the issuer's corporate control

There is no compensation or benefit for the members of the Board of Directors, Fiscal Council, Board of Officers and Advisory Committees linked to the occurrence of a certain corporate event.

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8.2. In relation to the compensation recognized in the results of the last three fiscal years and that foreseen for the current fiscal year for the board of directors, the Board of Officers, and the fiscal council

Total compensation forecast for the current fiscal year ending on 12/31/2023 - Annual values
	Board of Directors	Board of Officers	Fiscal Council	Board of Directors Advisory Committees	Total
Total number of members	9.00	10.75	5.00	4.75	29.50
Number of paid members	9.00	10.75	5.00	4.75	29.50
Fixed annual compensation
Salary or pro-labore	7,065,000.00	16,399,175.42	739,262.50	0.00	24,203,437.92
Direct and indirect benefits	0.00	1,321,660.68	0.00	0.00	1,321,660.68
Committee Memberships	1,908,263.67	0.00	0.00	2,030,000.00	3,938,263.67
Other	0.00	0.00	0.00	0.00	0.00
Description of other fixed compensation	-	-	-	-	-
Variable Compensation
Bonus	0.00	3.761.029,30	0.00	0.00	3.761.029,30
Participation in results	0.00	0.00	0.00	0.00	0.00
Attendance at meetings	0.00	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00	0.00
Other	0.00	0.00	0.00	0.00	0.00
Description of other variable compensation		-	-	-	-
Post-employment	0.00	2,181,174.24	0.00	0.00	2,181,174.24
Termination of office	0.00	0.00	0.00	0.00	0.00
Share-based, including options[1]	11,716,106.70	41,061,508.57	0,00	0,00	52,777,615.27
Note	The number of members corresponds to the annual average of the number of members of this management body, calculated monthly, as provided in the Ofício-Circular /ANUAL-2023-CVM/SEP.	The number of members corresponds to the annual average of the number of members of this management body, calculated monthly, as provided in the Ofício-Circular /ANUAL-2023-CVM/SEP.	The number of members corresponds to the annual average of the number of members of this management body, calculated monthly, as provided in the Ofício-Circular /ANUAL-2023-CVM/SEP.	The number of members corresponds to the annual average of the number of members of this management body, calculated monthly, as provided in the Ofício-Circular /ANUAL-2023-CVM/SEP.	-
Total compensation	20,689,370.37	64,724,548.21	739,262.50	2,030,000.00	88,183,181.07

1Regarding the estimated for the fiscal year of 2023, the "share-based compensation" field considers (i) the 1st and 2nd transfer under the Restricted Stock Plan approved at the 184th EGM; (ii) the estimated 1/5th of the value of the Option Plan, also approved at the 184th EGM; and (iii) the share-based compensation model previously in force, which will be discontinued in 2023, of "Phantom Shares". In the case of the Restricted Shares for the Board of Directors, only the grant will occur in 2023 and the transfer of the shares will only occur in 2028; also in the case of the Stock Options for the Statutory Management, the grant will occur in 2023, but the exercise of the options will take place in at least 3 years, with two other vesting periods of 4 years and 5 years; Therefore, there is no receipt of the amounts of Restricted Shares by the Board of Directors, and of Stock Options by the Board of Officers between April/23 and March/24, but rather, the recognition of the expense in the period.

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Total Compensation for Fiscal Year ending 12/31/2022 - Annual Values
	Board of Directors	Board of Officers	Fiscal Council	Board of Directors Advisory Committees	Total
Total number of members	9.58	6.33	4.92	5.00	25.83
Number of paid members	7.00	6.33	4.92	5.00	23.25
Fixed annual compensation
Salary or pro-labore	459,824.38	4,542,661.99	376,226.10	1,958,530.80	7,337,243.27
Direct and indirect benefits	0.00	723,545.97	0.00	0.00	723,545.97
Committee Memberships	0.00	0.00	0.00	27,201.80	27,201.80
Other	0.00	0.00	0.00	0.00	0.00
Description of other fixed compensation	-	-	-	-	-
Variable Compensation
Bonus	0.00	1,671,703.65	0.00	0.00	1,671,703.65
Participation in results	0.00	0.00	0.00	0.00	0.00
Attendance at meetings	0.00	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00	0.00
Other	0.00	0.00	0.00	0.00	0.00
Description of other variable compensation	0.00	0.00	0.00	0.00	0.00
Post-employment	0.00	764,147.14	0.00	0.00	764,147.14
Termination of office	0.00	0.00	0.00	0.00	0.00
Share-based, including options*	0.00	382,939.69	0.00	0.00	382,939.69
Note	The number of members corresponds to the annual average of the number of members of this management body, calculated monthly, as provided in the Ofício-Circular /ANUAL-2023-CVM/SEP.	The number of members corresponds to the annual average of the number of members of this management body, calculated monthly, as provided in the Ofício-Circular /ANUAL-2023-CVM/SEP. The share-based compensation paid in the fiscal year 2022 occurred under the model known as "Phantom Share", without delivery of book entry shares.	The number of members corresponds to the annual average of the number of members of this management body, calculated monthly, as provided in the Ofício-Circular /ANUAL-2023-CVM/SEP.	The number of members corresponds to the annual average of the number of members of this management body, calculated monthly, as provided in the Ofício-Circular /ANUAL-2023-CVM/SEP. According to the compensation model that existed until the end of 2022, three directors were not accounted for, since directors that are members of the Audit and Statutory Risk Committee were compensated throughout the year only for their participation in the Committee.	-
Total compensation	459,824.38	8,084,998.45	376,226.10	1,985,732.60	10,906,781.53

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Total Compensation for Fiscal Year ending 12/31/2021 - Annual Values
	Board of Directors	Board of Officers	Fiscal Council	Board of Directors Advisory Committees	Total
Total number of members	10.25	5.83	5.00	4.83	25.92
Number of paid members	7.42*	5.83	5.00	4.83	23.08
Fixed annual compensation
Salary or pro-labore	489,995.11	3,510,603.79	326,421.60	1,902,676.40	6,229,696.90
Direct and indirect benefits	-	802,357.47	-	-	802,357.47
Committee Memberships	-	-	-	-	-
Other	-	398,855.46	-	-	398,855.46
Description of other fixed compensation	-	FGTS	-	-	FGTS
Variable Compensation
Bonus	-	539,105.56	-	-	539,105.56
Participation in results	-	-	-	-	-
Attendance at meetings	-	-	-	-	-
Commissions	-	-	-	-	-
Other	-	-	-	-	-
Description of other variable compensation	-	-	-	-	-
Post-employment	-	436,363.19	-	-	436,363.19
Termination of office	-	-	-	-	-
Share-based, including options*	-	756,459.43	-	-	756,459.43
Note	The number of members corresponds to the annual average of the number of members of this management body, calculated monthly, as provided in the Ofício-Circular /ANUAL-2023-CVM/SEP.	The number of members corresponds to the annual average of the number of members of this management body, calculated monthly, as provided in the Ofício-Circular /ANUAL-2023-CVM/SEP. The share-based compensation paid in the fiscal year 2021 occurred under the model known as "Phantom Share", without delivery of book entry shares.	The number of members corresponds to the annual average of the number of members of this management body, calculated monthly, as provided in the Ofício-Circular /ANUAL-2023-CVM/SEP.	The number of members corresponds to the annual average of the number of members of this management body, calculated monthly, as provided in the Ofício-Circular /ANUAL-2023-CVM/SEP. Three directors were not accounted, since directors are members of the Audit and Statutory Risk Committee and were compensated throughout the year only for their participation in the Committee.	-
Total compensation	489,995.11	6,443,744.91	326,421.60	1,902,676.40	9,162,838.02

Total Compensation for Fiscal Year Ended as of 12/31/2020 - Annual Values
	Board of Directors	Board of Officers	Fiscal Council	Board of Directors Advisory Committees	Total
Total number of members	11.00	6.00	4.42	4.67	26.08
Number of paid members	8.00*	6.00	4.42	4.67	23.08

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Fixed annual compensation
Salary or pro-labore	517,922.28	3,616,698.55	288,520.43	1,814,905.21	6,238,046.47
Direct and indirect benefits	-	631,236.10	-	-	631,236.10
Committee Memberships	-	-	-	-	-
Other	64,413.74	1,236,097.59	39,170.52	362,981.26	1,702,663.11
Description of other fixed compensation	INSS Charges	INSS Charges	INSS Charges	INSS Charges	-
Variable Compensation
Bonus	-	-	-	-	-
Participation in results	-	-	-	-	-
Attendance at meetings	-	-	-	-	-
Commissions	-	-	-	-	-
Other	-	-	-	-	-
Description of other variable compensation	-	-	-	-	-
Post-employment	-	444,333.11	-	-	444,333.11
Termination of office	-	-	-	-
Share-based, including options*	-	382,506.64	-	-	382,506.64
Note	The number of members corresponds to the annual average of the number of members of this management body, calculated monthly, as provided in the Ofício-Circular /ANUAL-2023-CVM/SEP.	The number of members corresponds to the annual average of the number of members of this management body, calculated monthly, as provided in the Ofício-Circular /ANUAL-2023-CVM/SEP. The share-based compensation paid in the fiscal year 2020 occurred under the model known as "Phantom Share", without delivery of book entry shares.	The number of members corresponds to the annual average of the number of members of this management body, calculated monthly, as provided in the Ofício-Circular /ANUAL-2023-CVM/SEP.	The number of members corresponds to the annual average of the number of members of this management body, calculated monthly, as provided in the Ofício-Circular /ANUAL-2023-CVM/SEP. Three directors were not accounted, since directors are members of the Audit and Statutory Risk Committee and were compensated throughout the year only for their participation in the Committee.	-
Total compensation	582,336.02	6,310,871.99	327,690.95	2,177,886.47	9,398,785.43

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8.3. In relation to the variable compensation of the last three fiscal years and that foreseen for the current fiscal year for the board of directors, the board of officers, and the fiscal council, draw up a table with the following content:

Fiscal year ending on December 31, 2023 (estimated)
	Board of Directors	Board of Officers	Fiscal Council	Board of Directors Advisory Committees	Total
Total number of members	9.00	10,75	5,00	4,75	29,50
Number of paid members[1]	-	10,75	-	-	10,75
Bonus
Minimum value under the compensation plan	-	-	-	-	-
Maximum value established in compensation plan[2]	-	3.761.029,30	-	-	3.761.029,30
Value foreseen in the compensation plan, if goals are achieved[2]	-	3.761.029,30	-	-	3.761.029,30
Profit share			-	-
Minimum value foreseen in the compensation plan	-	-	-	-	-
Maximum value foreseen in the compensation plan	-	-	-	-	-
Value foreseen in the compensation plan, in case goals are achieved	-	-	-	-	-

1Corresponds to the number of officers and directors, as applicable, to whom variable compensation may be attributed that is recognized in Eletrobras' results during the year, as provided for in Ofício-Circular /ANUAL-2023-CVM/SEP.

2Information regarding the portion paid in cash through RVA (which will be discontinued in 2023). The Bonus Program (ICP) shall be paid in the 1st trimester of 2024.

Fiscal year ended as of December 31, 2022
	Board of Directors	Board of Officers	Fiscal Council	Board of Directors Advisory Committees	Total
Total number of members	9.58	6.33	4.92	5.00	25.83
Number of paid members[1]	-	6.33	-	-	6.33
Bonus
Minimum amount estimated for in the compensation plan	-	-	-	-	-
Maximum amount estimated for in the compensation plan	-	3,575,071.59	-	-	3,575,071.59
Amount estimated in the compensation plan, in case the goals are reached	-	3,575,071.59	-	-	3,575,071.59
Amount effectively recognized in the result of the last fiscal year	-	1.671.703,65	-	-	1.671.703,65
Participation in results

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Minimum amount estimated for in the compensation plan	-	-	-	-	-
Maximum amount estimated for in the compensation plan	-	-	-	-	-
Amount provided for in the compensation plan, if goals are achieved	-	-	-	-	-
Amount effectively recognized in the result of the last fiscal year	-	-	-	-	-

1Corresponds to the number of directors to whom variable compensation was effectively attributed and recognized in Eletrobras' results during the year, as provided for in Ofício Circular/Anual-2023-CVM/SEP.

Fiscal year ended as of December 31, 2021
	Board of Directors	Board of Officers	Fiscal Council	Board of Directors Advisory Committees	Total
Total number of members	10.25	5.83	5.00	4.83	25.92
Number of paid members[1]	-	5.83	-	-	5.83
Bonus
Minimum amount estimated for in the compensation plan	-	-	-	-	-
Maximum amount estimated for in the compensation plan [2]	-	539,105.56	-	-	539,105.56
Amount estimated in the compensation plan, in case the goals are reached [2]	-	539,105.56	-	-	539,105.56
Amount effectively recognized in the result of the last fiscal year [2]	-	539,105.56	-	-	539,105.56
Participation in results
Minimum amount estimated for in the compensation plan	-	-	-	-	-
Maximum amount estimated for in the compensation plan	-	2,116,920.46	-	-	2,116,920.46
Amount provided for in the compensation plan, if goals are achieved	-	2,116,920.46	-	-	2,116,920.46
Amount effectively recognized in the result of the last fiscal year	-	-	-	-	-

1Corresponds to the number of directors and council members, as applicable, to whom variable compensation was effectively attributed, recognized in Eletrobras' results during the year, as provided for in Ofício Circular/Anual-2023-CVM/SEP.

2 For the 2021 fiscal year, Eletrobras' AVR was being framed as Profit Sharing.

Fiscal year ended as of December 31, 2020
	Board of Directors	Board of Officers	Fiscal Council	Board of Directors Advisory Committees	Total
Total number of members	11.00	6.00	4.42	4.67	26.08
Number of paid members[1]	-	6.00	-	-	6.00

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Bonus
Minimum amount estimated for in the compensation plan	-	-	-	-	-
Maximum amount estimated for in the compensation plan[2]	-	-	-	-	-
Amount estimated in the compensation plan, in case the goals are reached[2]	-	-	-	-	-
Amount effectively recognized in the result of the last fiscal year[2]	-	-	-	-	-
Participation in results
Minimum amount estimated for in the compensation plan	-	-	-	-	-
Maximum amount estimated for in the compensation plan	-	439,413.91	-	-	439,413.91
Amount provided for in the compensation plan, if goals are achieved	-	439,413.91	-	-	439,413.91
Amount effectively recognized in the result of the last fiscal year	-	382,506.64	-	-	382,506.64

1Corresponds to the number of directors to whom variable compensation was effectively attributed and recognized in Eletrobras' results during the year, as provided for in Ofício Circular/Anual-2023-CVM/SEP.

2For the For the fiscal year 2020, Eletrobras' AVR was being framed as Profit Sharing.

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8.4. Regarding the share-based compensation plan for the board of directors and statutory management in effect during the last fiscal year and planned for the current fiscal year, please describe:

As a state-owned company, the members of the Eletrobras Board of Officers were entitled to Annual Variable Compensation ("RVA") based on the fulfillment of goals set annually by the Board of Directors and approved by the Secretariat of Coordination and Governance of State-Owned Companies - SEST- of the Ministry of the Economy. At Eletrobras, since 2019, the payment of the AVR has been made through a share-based instrument, in the model known as "Phantom Shares", with no delivery of book-entry shares. The Company's model had a 5-year deferment period, and included a penalty in the amount receivable if there is a decrease in net income of more than twenty percent in relation to the base year

Until the fiscal year ended as of December 31, 2020, the amounts were paid in the following year entirely through Phantom Shares. As of fiscal year of 2021, the amounts of which were paid in 2022, the plan established that sixty percent of the AVR would be paid in cash as bonus and forty percent of the total amount of the AVR would be paid in a deferred manner between the 2nd and 5th anniversary year of the plan for fiscal year of 2021, using the Phantom Shares mechanism. For 2023, due to the remaining deferred portions, the Share-Based Compensation program (with cash liquidation) - "Phantom Shares" - will still remain active, which refers to the deferred portions of the AVR program for fiscal year of 2022. In any case, the Cash-Settled Phantom Shares program will be discontinued until the end of 2023, and will be replaced by the Programs based on stock options and restricted shares, under the Stock Option-Based Compensation Plan and the Restricted Share Units Compensation Plan, approved by the 184th EGM (Extraordinary General Shareholders' Meeting held on December 22, 2022).

Stock Option Plan

a)	general terms and conditions

Managers, employees, collaborators or service providers of the Company, or of a company under its control, may be elected as beneficiaries of the Stock Option Plan ("Option Plan"), as long as they are selected by the Company's Board of Directors or by a committee appointed for this purpose.

b)	approval date and responsible body

Approved on December 22, 2022 at the Company's Extraordinary General Shareholders' Meeting.

c)	maximum number of covered shares

The maximum number of shares to be received by the beneficiaries of the Options Plan may not exceed the limit of 1.1% of the total capital stock of the Company on the date of its approval. For the purposes of this limit, all shares corresponding to options effectively exercised or exercisable by the Beneficiaries will be considered, regardless of the settlement model of this option. The shares corresponding to the options that are canceled, lapse, expire or prescribe, for any reason, will not be computed for the purposes of the limit provided for above and, therefore, will become available again for future grant under the Options Plan.

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d)	maximum number of options to be granted

The total number of options to be granted to the beneficiaries of the Option Plan cannot result in the effective delivery of shares of the Company exceeding the limit of one point one percent of the Company's total capital stock on December 22, 2022, the date of its approval by the Company's Extraordinary General Shareholders' Meeting.

e)	conditions for the acquisition of shares

The stock options will necessarily be granted by means of Stock Option Agreements between the Company and the beneficiaries, which may take place at any time while the Stock Option Plan is in force.

f)	criteria for setting the acquisition or exercise price

The Plan Program was approved by the Board of Directors at February 2023 (observing the limit date established at the 184th EGM, which was March 2023), whereby, and the Striking Price of the option to purchase common shares will be at least R$42.00 (forty-two reais), which corresponds to the price charged in the Company's capital increase, in a public offering of shares, concluded on June 10, 2022 according to a notice of the same date.

At its discretion, the Board of Directors may modify and/or monetarily update the exercise price of the options, respecting the minimum limit established in the previous paragraph. In accordance with the program in effect, the exercise price is monetarily updated by the variation of the IPCA (extended consumer price index, published by the IBGE - Brazilian Institute of Geography and Statistics) since June 10, 2022 until the date of receipt of each notice of exercise by the Company, observing the other foreseen adjustments. In the first grant, the Spread to be applied will be the IPCA variation in the mentioned period, plus interest of 5% p.a. ("Spread")

In the future, the Board of Directors intends to grant stock options at an exercise price that will be defined as the higher of the following values: (i) R$42.00, monetarily restated by the variation of the IPCA since June 10, 2022 until the date of receipt, by the director, of each notification of exercise of the option, plus Spread; or (ii) the value corresponding (at least) to the average price of the common shares’ price on the B3 trading sessions held during the 40-day period prior to the date of grant of the call options. It is also made clear that there will be no discount in relation to the average price calculated over the aforementioned 40-day period.

Furthermore, the exercise price may also, at the discretion of the Board of Directors, as provided for in the respective Stock Option Granting Agreements, be increased by a spread.

The Board of Directors may also determine whether the exercise price shall be adjusted by dividends, interest on equity, or proceeds distributed by the Company in the period between the grant date and the option exercise date, and such conditions shall be provided in the Stock Option Grant Agreement.

g)	criteria for fixing the deadline for acquisition or exercise

The options granted under the Options Plan will mature, i.e., they may be exercised within the time frames and rules set forth in the corresponding program of the Options Plan, subject to the minimum requirements, in order to meet the objectives of: (i) retaining the Beneficiaries; and (ii) sustainable generation of value in the long term.

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Once the Stock Option Granting Agreement is signed, the maturity term of the options granted shall observe the following minimum requirements: (i) 1/3 of the options shall mature in no less than three years; (ii) 1/3 of the options shall mature in no less than 4 years; (iii) 1/3 of the options shall mature in no less than 5 years.

The maximum deadline for exercising the options is a hundred and twenty days from the date they become exercisable, i.e. after the end of their respective maturity period.

In any case, the stock options may not be exercised during a period in which there is a ban on trading in the Company's shares, according to Eletrobras' Securities Trading Policy and the legislation in place. If the maximum period for exercising the options expires during a blackout period, said period shall be automatically extended for a period of five (5) days from the end of the blackout period.

h)	form of liquidation

The options will be settled through delivery of shares by the Company to the Beneficiaries. The liquidation of the exercise price shall occur according to one of the two following options, as may be defined by the Board of Directors, at its sole discretion:

(i) if there is sufficient capital reserve balance in appropriate amounts, the settlement of the exercise price will occur as follows:

the Company will issue and deliver to the beneficiary only the number of shares corresponding to the difference between the settlement price and the exercise price, muILPplied by the total number of options exercised by the participant and divided by the liquidation price: Nactions = (PLiquidation - PExercise) * NOptions/PLiquidation

Where:

N shares = number of shares to be transferred

PSettlement = settlement price

PExercise = exercise price of the options

NOptions = number of mature options exercised by the beneficiary

In this case, there will be no reimbursement of funds by the beneficiary for the subscription or purchase of shares.

(ii) If there is no such balance, the exercise price will be settled as set forth below:

the beneficiary shall pay the exercise price within a period of ninety (90) days, extendable by decision of the Board of Directors for ninety (90) days, as of the receipt of the exercise communication.

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No option will be delivered to the beneficiary unless all legal and regulatory requirements have been fully fulfilled.

i)	restrictions on the transfer of the shares

After the exercise of the options and effective receipt of the shares by the Beneficiary, the Beneficiary is prevented from selling such shares for a period of a hundred and eighty days, defined as the "Lock-up" period.

j)	criteria and events that, when verified, will cause the suspension, alteration or termination of the plan

The Options Plan is valid for three (3) years and, at any time, the Options Plan may be terminated or modified by decision of the General Shareholders' Meeting. Any significant legal changes with respect to the regulation of joint stock companies, publicly-held companies, labor legislation, or the tax effects of the Options Plan may lead to its full revision.

k)	effects of a director leaving the issuer's bodies on his rights under the share-based compensation plan

If a Beneficiary leaves the Company or its subsidiary, on his own initiative and/or due to poor professional performance identified through regular evaluation conducted by the Company, he will lose, as of the date of termination, the right to exercise the call options of the remaining maturity periods, regardless of the achievement of goals.

A Beneficiary who is dismissed due to the practice of an act that constitutes just cause for the termination of employment contracts under the terms of the labor legislation, of any act in violation of legal or non-legal rules, of the Company's Bylaws, Code of Ethics and Conduct and other internal rules of the Company, or of the Stock Option Granting Agreement, shall lose the right to exercise the call options as of the dismissal date, regardless of the attainment of the maturity term. The Board of Directors may establish criteria for exercising the options in cases where the maturity term has not been reached in the event of: (i) the beneficiary meeting the respective targets; (ii) death, disability or retirement.

Restricted Share-Units Compensation Plan

a.	general terms and conditions

May be elected as beneficiaries of the Restricted Share Plan ("Restricted Share Plan"), managers, employees, collaborators or service providers of the Company, or of a company under its control, provided that they are elected by the Company's Board of Directors or by a committee appointed by the Board of Directors for this purpose.

141

b.	approval date and responsible body

Approved on December 22, 2022 at the Company's Extraordinary General Shareholders' Meeting.

c.	maximum number of actions covered

The total number of shares to be received by the beneficiaries of the Restricted Share Plan may not exceed the limit of 0.2% of the total capital stock of the Company on the date of its approval, without prejudice to the maximum term for execution of the Restricted Share Awards Agreements.

d.	number of options to be granted

Not applicable, since the Restricted Share Plan does not provide for the granting of options.

e.	conditions for the acquisition of shares

The grant of Restricted Shares will be carried out, necessarily, upon execution of the Grant Agreement of Restricted Shares, subject to the program approved by the Board of Directors at a meeting held on January 27, 2023.

The Grant Agreement of Restricted Shares will specify, among other items, the amount of Restricted Shares subject of the grant, as well as the deadlines, terms and conditions for the transfer of Restricted Shares by the Company to the beneficiaries.

Once the Grant Agreement of Restricted Shares is signed, the transfer of ownership of the restricted shares to the respective beneficiary will occur in fractional form, in equal parts, observed the following deadlines: 03.31.2023, 03.31.2024, 03.31.2025, 03.31.2026 and 03.31.2027.

In case the beneficiary is a member of the Board of Directors, once the Grant Agreement of Restricted Shares is executed, the transfer of ownership of all restricted shares shall occur in a single timeframe, i.e., 04.30.2028, which corresponds to the period of three (3) years after the end of the term of the Directors elected by the 182nd EGSM (Extraordinary General Shareholders' Meeting held on August 5, 2022).

f.	criteria for setting the acquisition or exercise price

Not applicable, as the Restricted Share Plan provides that, provided all conditions set forth in the Restricted Share Award Agreement are met, the restricted share will be transferred by the Company to the beneficiary without the payment of any exercise price.

g.	criteria for setting the acquisition or exercise period

Not applicable, as the Restricted Stock Plan provides that, as long as all the conditions set forth in the Restricted Share Awards Agreement are fulfilled, the restricted share will be transferred by the Company to the beneficiary without the payment of any exercise price.

Once the Grant Agreement of Restricted Shares is executed, the transfer of the Restricted Shares to the respective Beneficiary will occur in installments, in equal parts, observed the following deadlines: 03.31.2023, 03.31.2024, 03.31.2025, 03.31.2026 and 03.31.2027. If the Beneficiary is a member of the Board of Directors, the transfer of all shares of the Restricted Shares will occur in a single term, on April 30, 2028.

142

h.	form of liquidation

Not applicable, as there will be no surrender of options.

i.	restrictions on the transfer of the shares

The rights to receive the restricted shares granted under the Restricted Share Plan are personal and non-transferable. However, the common shares that are transferred to the beneficiary will not have a trading restriction period, beyond what is already established by law, applicable regulations and the Company's Securities Trading Policy.

j.	criteria and events that, when verified, will cause the suspension, alteration or termination of the plan

The Restricted Share Plan shall remain in force until April 30, 2028, and may be terminated and/or modified at any time by decision of the General Shareholders' Meeting. Any significant legal changes with respect to the regulation of joint share companies, public companies, labor laws and/or tax effects of a stock grant plan may lead to the full revision of the Restricted Share Plan.

If the number of shares issued by the Company is increased, decreased, there is a share split or reverse split, or dividends paid in shares, the Board of Directors may make the appropriate adjustments in the number of restricted shares granted to each beneficiary.

k.	effects of a director leaving the issuer's bodies on his rights under the share-based compensation plan

The beneficiary, in case he/she resigns from the Company or its subsidiary, by his/her own initiative, by low professional performance identified by means of a regular evaluation carried out by the Company, by inadequate ethical-professional conduct and/or by infringement of any of the Company's internal rules, will lose, as of the resignation date, the right to receive the restricted shares of the remaining time frames and, as a consequence, the Company will be unable to transfer to him/her the ownership of the corresponding restricted shares.

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8.5. With regard to the stock-based compensation in the form of stock options recognized in the results of the last three fiscal years and that forecast for the current fiscal year, for the board of directors and statutory management:

Share-based compensation expected for the current fiscal year (2023)
	Board of Directors	Board of Officers
Total No. of members	N.A.	10,75
No. of paid members	N.A.	10,75
Weighted average exercise price:	N.A.	5.11 for year 3; 6.42 for year 4; and 8.13 for year 5¹
(a) Of options outstanding at the beginning of the fiscal year	N.A.	For the Options Plan over at least 5 years, it is possible to grant up to 25,313,506 options, with the total value of the Plan estimated at R$165,832,959. The Board of Directors approved, for the time being, the granting of up to 11,517,645 options (start of the grants as of Apr/2023), with the total value of this grant being R$75,453,996. Therefore, for the period from Apr/23 to Mar/24, 1/5 of the value, or R$15,090,799, will be appropriated.
(b) Of options forfeited and expired during the fiscal year	N.A.	-
(c) Of options exercised during the fiscal year	N.A.	-
Potential dilution in case of exercise of all outstanding options	N.A.	1.1%

1Fair Value of Options at 5.11 for year 3; 6.42 for year 4; and 8.13 for year 5.

There was no share-based compensation in the form of stock options in the fiscal years ending December 31, 2022, 2021 and 2020.

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8.6. In relation to each stock option grant made in the last three fiscal years and expected for the current fiscal year, from the board of directors and statutory management:

Stock option grants - current fiscal year (2023)
	Board of Directors	Board of Officers
Total No. of members	N.A.	10.75
No. of paid members	N.A.	10.75
Date of grant	N.A.	As of April, 2023
Number of options granted	N.A.	For the Options Plan over at least 5 years, it is possible to grant up to 25,313,506 options, with the total value of the Plan being R$165,832,959.00. The Board of Directors approved, for the time being, a forecast of granting up to 11,517,645 options (start of the grants as of Apr/2023), with the total value of this grant being R$75,453,996.00. Therefore, for the period from Apr/23 to Mar/24, 1/5 of the value, or R$15,090,799.00, will be appropriated.
Period in which options become exercisable	N.A.	At least 3 years
Maximum deadline for the exercise of options	N.A.	120 (one hundred and twenty) days counted from the end of the Maturity Period of each Option Tranche.
Period of restriction on the transfer of shares received as a result of the exercise of options	N.A.	180 (one hundred and eighty) days from the respective delivery of each share
Fair value of the options on the grant date	N.A.	5.11 for year 3; 6.42 for year 4; and 8.13 for year 5¹

145

MuILPplication of the number of shares granted by the fair value of the options on the date of the grant	N.A.	Total value of the Option Plan estimated at R$165,832,959 over at least 5 years. It was approved, for the time being, for the Statutory Board an estimated value of R$75,453,996.00 over 5 years.

¹ Fair Value of Options at 5.11 for year 3; 6.42 for year 4; and 8.13 for year 5.

No stock options were granted in the fiscal years ending on December 31, 2022, 2021, and 2020.

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8.7. In regards to the open options of the board of directors and statutory management at the end of the last fiscal year:

Eletrobras' Board of Directors and Board of Officers do not have options open in relation to the years ending December 31, 2022, 2021 and 2020, since the grants under the Stock Option Plan will only take place as of April of the current year (2023).

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8.8. Regarding the options exercised related to the stock-based compensation of the board of directors and board of officers, in the last 3 fiscal years:

Eletrobras' Board of Directors and Board of Officers do not have options exercised in the last 3 years, since the grants under the Stock Option Plan will only take place as of April of the current year (2023).

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8.9 Regarding the share-based compensation, in the form of shares to be delivered directly to the beneficiaries, recognized in the results of the last three fiscal years and the compensation projected for the current fiscal year, for the board of directors and the board of officers:

Annual Variable Compensation (RVA) - Phantom Shares

In 2020, the Annual Variable Compensation ("RVA") at Eletrobras was paid for the first time for the fiscal year of 2019, which was made through a share-based instrument, in the model known as "Phantom Shares", without the delivery of book-entry shares to the Officers. Thus, there was no grant of options or delivery of shares issued by the Company, therefore resuILPng in no dilution to shareholders. In the fiscal year ended as of December 31, 2020, the amount paid to directors and former directors as RVA was R$382,506.64.

In the fiscal year ended as of December 31, 2021, the amount paid to directors and former directors under such Phantom Shares model was R$756,459.43, and for the fiscal year ended as of December 31, 2022, it was R$382,939.69.

For the year ending December 31, 2023, there is an amount of up to R$4,220,135.42 expected to be paid to the officers under this Phantom Share model.

Restricted Share-Based Compensation Plan

The Restricted Share-Based Compensation program was approved by the 184th EGM (Extraordinary General Shareholders' Meeting of the Company of December 22, 2022), so that no restricted shares were delivered to the respective beneficiaries in the fiscal years ended as of December 31, 2022, 2021 and 2020.

The table below contains the projected number of shares to be delivered in the current fiscal year (2023).

Shares to be transferred directly to the beneficiaries Expected for the current fiscal year (2023)
	Board of Directors[1]	Board of Officers
Total No. of members	9	10.75
No. of paid members	9	10.75
Potential dilution in case of delivery of all shares to beneficiaries[2]	0.2%

1 For Board of Directors, the transfer occurs only in 2028, and therefore there is no receipt of value in 2023, but rather, the settlement of the expense in the period.

2 Maximum dilution relative to total capital stock.

149

8.10. In relation to each stock grant made in the last 3 fiscal years and expected for the current fiscal year, from the board of directors and board of officers:

Stock grant predicted for the current fiscal year (2023) – Restricted Shares
	Board of Directors[1]	Board of Officers
Total No. of members	9	10.75
No. of paid members	9	10.75
Date of Grant	As of December, 2022[2]	As of December, 2022[2]
Number of shares granted	Up to 725,905 shares (the 1st and only transfer will occur only on 04.30.2028)	Up to 1,684,524 shares, with 5 transfers of 336,905 shares)
Maximum term for delivery of shares	30.04.2028	31.03.2027
Term of restriction on transfer of shares	30.04.2028	31.03.2023, 31.03.2024, 31.03.2025, 31.03.2026 e 31.03.2027
Fair value of the shares on the grant date	R$32,28 (price at 03.14.23)	R$32.28 (price at 03.14.23)
MuILPplication of the number of shares granted by the fair value of the shares on the grant date	R$23,432,213 for total shares granted up to 2028, of which R$11,716,107 is included in the period from Apr/23 to Mar/24, which is the amount corresponding to half of the total shares, since by the end of the period of this OGM (March 2024), there will be half the time left to fulfill the mandate (April 2025) of the Board of Directors.	R$54,376,435 for the total shares granted over 5 years, being R$10,875,287 inserted in the period from Apr/23 to Mar/24, referring to the 2nd transfer.

¹ For the Board of Directors, as indicated in the fields "maximum term for delivery of shares" and "term of restriction on transfer of shares", the transfer of the shares will only occur in 2028 and only the grant is expected to occur in 2023, so there will be no receipt of any amount in this fiscal year.

² Although possible as of December 22, the forecast is that the grants will take place at the end of March. The grant of restricted shares is expected to take place in March, after the approval of this Management Proposal.

There were no stock grants made in the last 3 fiscal years to Eletrobras' Board of Directors and Board of Officers.

150

8.11. Regarding the shares delivered related to the stock-based compensation of the board of directors and the board of officers, in the last 3 fiscal years:

Eletrobras' Board of Directors and Board of Officer do not have shares delivered relative to share-based compensation in the last 3 fiscal years.

151

8.12. Summarized description of the information necessary to understand the data disclosed in items 8.5 to 8.11, such as the explanation of the method of pricing the value of the shares and options, indicating:

a. pricing model

As a state-owned company, considering the model practiced by the Company, the steps for payment of the RVA, which include pricing of the Phantom Shares, valid for the deferred installments follow the following steps: the Company's average unit share price is calculated considering the last 60 trading sessions of the fiscal year prior to the RVA Program, considering the average of the prices of the common and preferred shares, weighted by means of the capital weight; then, the amount of RVA that each officer will be entitled to is divided by the average share price, to obtain the number of reference shares; subsequently, the amount to be paid for each of the deferred tranches between Year +2 and Year +5 will be paid in kind, calculated using the corresponding number of reference shares, muILPplied by the company's average unit share price considering the last 60 trading sessions of the fiscal year referring to the year of the deferred tranche; we add that discrepant values will be purged from the sample of 60 trading sessions, considering ninety percent confidence for normal distribution.

With the company privatized and the approval of the new compensation model, which has compensation based on stock options and restricted shares, the exercise price of the options was established at a minimum of R$42.00, which is related to the pricing of the public offering for the distribution of shares for purposes of the capitalization process, as communicated to the market on June 10, 2022.

Regarding the Stock Plans, the pricing Model used was a Black & Scholes model, considering the general characteristics of the Long Term Incentive Plan.

b. data and premises used in the pricing model, including the weighted average share price, strike price, expected volatility, option term, expected dividends and the risk-free interest rate

The Black & Scholes pricing model, roughly speaking, requires 6 main assumptions to estimate the value of the call options granted, namely: (i) share price on the base date of the grant; (ii) exercise price; (iii) risk-free rate; (iv) expected volatility of the share; (v) expected distribution of dividends; and (vi) term from grant to exercise.

The share price was defined based on the closing price of Eletrobras (ELET3) on the base date of 02.28.2023.

The exercise price was defined considering the minimum value of R$42.00 (which corresponds to the reference price used in the Company's capital increase), corrected by the IPCA plus a spread of 5% between the company's capital increase date and the exercise date.

152

The volatility was obtained considering the annualized standard deviation of the daily returns of the Eletrobras (ELET3) shares and those of other publicly traded companies operating in the Brazilian electricity sector.

The maturities were estimated based on the minimum term established by the Proposal for Approval of the Stock Option Based Compensation Plan.

The risk-free rate was estimated based on the DI x Pré future benchmark curve of the B3, which considers the forward structure of the interest rate.

The distribution of dividends was not considered in the pricing, since the proposal provides that the exercise price will be corrected by the distribution of dividends and PSCB that may impact the future prices of Eletrobras.

c. the method used and the premises assumed to incorporate the expected effects of early exercise

Considering that Eletrobras is a publicly traded company, with daily quotations and that the exercise window is a period of only 4 months, we consider the exercise price to be the stock price on the first day immediately after the share's vesting period.

d. the manner in which the expected volatility was determined

The expected volatility was estimated considering the annualized standard deviation of the daily returns of Eletrobras' shares and those of other publicly traded companies in the Brazilian electricity sector. The time windows used in the volatility readings coincide with the time periods in years between the award and the expected maturity/exercise date.

e. if any other characteristic of the option was incorporated into the measurement of its fair value

Expectation of dividend payment was not considered in the model, since the Proposal for Approval of the Remuneration Plan Based on Stock Options provides that the exercise price will be corrected by eventual distribution of dividends.

153

8.13. Inform the number of shares, quotas and other securities convertible into shares or quotas, issued, in Brazil or abroad, by the issuer, its direct or indirect controlling shareholders, controlled companies or companies under common control, which are held by members of the board of directors, board of officers, or fiscal council, grouped per body

12/31/2022	Shares Issuing Company	Shares	Quantity
Board of Directors	Company	Class B Preferred Shares	4,364,579
Board of Officers	Company	Class B Preferred Shares	50,000
Board of Officers	Company	Common Shares	20,000
Fiscal Counsel	N.A.	N.A.	N.A.
Total	-	-	4,434,579

154

8.14. Regarding the pension plans in effect granted to the members of the board of directors and the board of officers, provide the following information:

Year ended December 31, 2022
	Board of Directors	Board of Officers	Total
No. of members	0,00	6,33	6,33
No. of paid members[1]	0,00	6,33	6,33
Name of the plan	Fundação Eletrobras de Seguridade Social
Number of managers who meet the conditions to retire	-	Not available	Not available
Conditions for early retirement	-	- Having sixty months of effective affiliation as an Eletros participant; - Being at least 50 fifty years of age; - Having terminated their employment relationship with the sponsor.	-
Updated amount of the contributions accumulated in the pension plan until the closing of the last fiscal year, discounting the portion related to contributions made directly by the managers	-	R$2,120,569.29	R$2,120,569.29
Total accumulated amount of the contributions made during the last fiscal year, discounting the portion related to contributions made directly by the managers	-	R$758,520.23	R$758,520.23
Possibility of early redemption and conditions	-	The cancellation of the participant's enrollment, when the rupture of the work relationship with the sponsor is proven, whenever this cancellation occurs before the participant is enjoying the Monthly Income benefit offered by the Plan, will give the right to redemption, in a single payment or in installments at the participant's option, discounting the Income Tax due.	-

1Corresponds to the number of officers and directors, as applicable, linked to the pension plan, as provided by Ofício-Circular /ANUAL-2023-CVM/SEP.

155

8.15. Maximum, minimum and average individual remuneration of the board of directors, the board of officers, and the fiscal council:

	Board of Officers			Board of Directors			Fiscal Council		Audit and Statutory Risk Committee
	12/31/22[4]	12/31/21[3]	12/31/20	12/31/22[4]	12/31/21[3]	12/31/20	12/31/22[4]	12/31/21[3]	12/31/20	12/31/22[4]	12/31/21[3]	12/31/20
Total number of members	6.33	5.83	6.00	9.58	10.25	11.00	4.92	5.00	4.42	5.00	4.83	4.67
Number of paid members[1]	6.33	5.83	6.00	7.00	7.42*	8.00*	4.92	5.00	4.42	5.00	4.83	4.67
Amount of the highest individual compensation (Reais)[2]	1,226,608.07[5]	1,027,824.23	1,080,385.71	65,284.32	65,284.32	78,341.16	75,859.76	65,284.32	78,341.16	391,706.16	391,706,16	470,047.44
Amount of the lowest individual compensation (Reais)[2]	928,300.79	821,745.55	889,082.12	65,284.32	65,284.32	65,284.32	68,045.01	65,284.32	65,283.32	391,706.16	391,706.16	470,047.44
Average amount of individual compensation (Reais)[2]	1,277,250.94[6]	1,105,273.57	1,051,812.00	65,689.20	66,037.08	72,792.00	76,468.72	65,284.32	74,138.22	391,706.16	393,928.86	466,356.85

1Three directors were not accounted for, since directors who are members of the Audit and Statutory Risk Committee are remunerated only for their participation in the Committee.

2For the purpose of Remuneration, the sum of all remuneration components, where applicable, of the Directors, Fiscal Directors and Members of the Audit and Statutory Risk Committee was computed: fees, direct and indirect benefits, charges (INSS and FGTS), post-employment, termination of office and variable remuneration.

3Values for fiscal year 2021 do not consider social charges of Eletrobras' responsibility (INSS), as presented in the 62nd OGM.

4Values for fiscal year 2022 do not consider INSS and FGTS, as approved by the 62nd OGM,

5For "Highest Remuneration" (R$1,226,608.07): Check the highest sum of the compensation amounts paid to a particular director in 2022, among the sum for each of the directors who received compensation amounts in 2022. In other words, no individual director received more than R$1,277,250.94 in 2022. In short, this is the highest remuneration for any given director, i.e. for an individual.

6For "Average Remuneration (R$ 1,277,250.94)": The sum of the compensation amounts paid to all directors in 2022 (R$8,084,998.45) is divided by the number of compensated directors (6.33), this being calculated according to the methodology of Circular/Annual2023-CVM/SEP, which corresponds to the annual average of the number of members of said management body ascertained on a monthly basis. In short, it is the average of the Board of Directors' positions, where a position may have more than one Director. It is possible to see that there are different bases for "higher remuneration" and "average remuneration" (one which considers the executive officers' positions, and another which considers each officer individually), which, for the year 2022, implied that the value for "average remuneration" (R$1,277,250.94) is higher than the value for "higher remuneration" (R$1,226,608.07).

156

Observation

Board of Officers
12/31/2022	With the approval of the New Compensation Model of the Privatized Eletrobras, the compensation for each of the members of the Board of Officers now observes the adherence to the market. The amount of the lowest individual annual compensation was calculated excluding the members of the respective body who have served in the position for less than twelve months, as provided by Ofício-Circular /ANUAL-2023-CVM/SEP. The number of members corresponds to the annual average of the number of members of the management body, calculated monthly, as provided by Ofício-Circular /ANUAL-2023-CVM/SEP.
12/31/2021

The amount of fees distributed to the members of the Board of Officers is the same for all, except for the five percent increase for the chief executive officer in relation to the other members. The CEO was also a member of the board of directors, but the compensation he received as a member of the Board of Officers was not included in the calculation of the compensation of the board of directors and vice-versa, as provided by Ofício-Circular /Anual-2023-CVM/SEP. However, the charges related to his total compensation are considered exclusively in the Board of Officers.

The amount of the lowest individual annual compensation was calculated excluding the members of the respective body who have served in the position for less than 12 months, as provided by Ofício-Circular /Anual-2023-CVM/SEP.

The number of members corresponds to the annual average of the number of members of the management body, calculated monthly, as provided in the Ofício-Circular /ANUAL-2023-CVM/SEP.

157

12/31/2020

The amount of fees distributed to the members of the Board of Officers is the same for all, except for the five percent increase for the chief executive officer in relation to the other members and the fees received by one employee officer.

The CEO was also a member of the board of directors, but the compensation he earned as a member of the Board of Officers was not computed for purposes of calculating the compensation of the board of directors and vice-versa, as provided by Ofício-Circular /ANUAL-2023-CVM/SEP. However, the charges related to his total compensation are considered exclusively in the Board of Officers.

The amount of the lowest individual annual compensation was calculated excluding the members of the respective body who have served in the position for less than twelve months, as provided by Ofício-Circular /ANUAL-2023-CVM/SEP.

The number of members corresponds to the annual average of the number of members of the management body, calculated monthly, as provided by Ofício-Circular /ANUAL-2023-CVM/SEP.

Board of Directors
12/31/2022	With the approval of the New Compensation Model of Privatized Eletrobras, the compensation for the Board of Directors began to observe adherence to the market. The amount of the Chairman of the Board of Directors is different from the other members of the Board, who receive identical compensation levels, except for the specific compensation for participation in Committees. The amount of the lowest individual annual compensation was calculated excluding the members of the respective body who have served in the position for less than twelve months, as provided by Ofício-Circular /ANUAL-2023-CVM/SEP. The number of members corresponds to the annual average of the number of members of the management body, calculated monthly, as provided by Ofício-Circular /ANUAL-2023-CVM/SEP.
12/31/2021

The amount of fees distributed among the members of the Board of Directors is identical for all members. The amount of the lowest individual annual compensation was calculated excluding the members of the respective body who have served in the position for less than 12 months, as provided by Ofício-Circular /ANUAL-2023-CVM/SEP.

The number of members corresponds to the annual average of the number of members of the management body, calculated monthly, as provided in the Ofício-Circular /ANUAL-2023-CVM/SEP.

12/31/2020

The amount of fees distributed among the members of the Board of Directors is identical for all members.

The amount of the lowest individual annual compensation was calculated excluding the members of the respective body who have served in the position for less than twelve months, as provided by Ofício-Circular /ANUAL-2023-CVM/SEP.

The number of members corresponds to the annual average of the number of members of the management body, calculated monthly, as provided in the Ofício-Circular /ANUAL-2023-CVM/SEP.

158

Audit and Statutory Risk Committee
12/31/2022

The amount of fees distributed among the members of the Board of Directors is identical for all members.

The amount of the lowest individual annual compensation was calculated excluding the members of the respective body who have served in the position for less than twelve months, as provided by Ofício-Circular /ANUAL-2023-CVM/SEP.

The number of members corresponds to the annual average of the number of members of the management body, calculated monthly, as provided in the Ofício-Circular /ANUAL-2023-CVM/SEP.

12/31/2021

The amount of fees distributed among the members of the Board of Directors is identical for all members.

The amount of the lowest individual annual compensation was calculated excluding the members of the respective body who have served in the position for less than twelve months, as provided by Ofício-Circular /ANUAL-2023-CVM/SEP.

The number of members corresponds to the annual average of the number of members of the management body, calculated monthly, as provided in the Ofício-Circular /ANUAL-2023-CVM/SEP.

12/31/2020

The amount of fees distributed among the members of the Board of Directors is identical for all members.

The amount of the lowest individual annual compensation was calculated excluding the members of the respective body who have served in the position for less than twelve months, as provided by Ofício-Circular /ANUAL-2023-CVM/SEP.

The number of members corresponds to the annual average of the number of members of the management body, calculated monthly, as provided in the Ofício-Circular /ANUAL-2023-CVM/SEP.

159

8.16. Describe contractual arrangements, insurance policies or other instruments that structure mechanisms for compensating or indemnifying directors in the event of removal from office or retirement, indicating the financial consequences for the issuer

Pursuant to the terms of article 29, paragraphs one and four, of its Bylaws, Eletrobras guarantees to the members and former members of the Board of Officers, the Board of Directors and the Audit Committee the defense in legal and administrative proceedings brought against them due to acts performed during the exercise of their office or function, as long as there is no incompatibility with the Company's interests.

Eletrobras may maintain, in the form and to the extent defined by the Board of Directors, observing, as applicable, the provisions of its Bylaws, a permanent insurance contract in favor of the members and former members of the Board of Officers, the Board of Directors and the Audit Committee, to protect it from liability for acts or facts for which they may eventually be sued judicially or administratively.

Additionally, in September 2022, Eletrobras contracted, in compliance with Resolution RES-432/2022, of September 14, 2022, a Directors and Officers Civil Liability Insurance policy ("D&O") with Zurich Minas Brasil Seguros S.A. ("Zurich") as the leading insurer, in order to provide coverage to directors, officers, and other employees who have power of representation with third parties, up to a maximum indemnity limit of R$250 million (two hundred and fifty million reais). The policy period is from September 14, 2022 to September 14, 2023. For contracting the insurance, Eletrobras paid a premium equivalent to R$11 million.

160

8.17. In regards to the past three fiscal years and the forecast for the current fiscal year, indicate the percentage of total compensation of each body recognized in the issuer's result referring to members of the board of directors, statutory management or the fiscal council who are related parties to the direct or indirect controlling shareholders, as defined by the accounting rules that address this matter

In fiscal years 2022, 2021 and 2020, all members of the Board of Directors, the Board of Officers and the Fiscal Council considered related parties had relationships with the Federal Government, the Company's former controlling shareholder. Considering the conclusion of the Company's privatization process in July 2022 and the consequent absence of a controller since then, this item 8.17 is not applicable to the current fiscal year.

Compensation held by Related Parties - forecast for the current Fiscal Year (2023)
	Board of Directors	Board of Officers	Fiscal Council	Audit and Statutory Risk Committee
Number of Members	N.A.	N.A.	N.A.	N.A.
Number of Members - Part Related to Controlling Shareholders	N.A.	N.A.	N.A.	N.A.
Total Compensation Amount of the Body in the Fiscal Year	N.A.	N.A.	N.A.	N.A.
Amount of the Total Compensation Allocated to Parties Related to the Controller in the Fiscal Year	N.A.	N.A.	N.A.	N.A.
% of total Compensation of the body	N.A.	N.A.	N.A.	N.A.

Compensation Held by Related Parties for the Fiscal Year Ended as of December 31, 2022
	Board of Directors	Board of Officers	Fiscal Council	Audit and Statutory Risk Committee
Number of Members	9.58	6.33	4.92	5.00
Number of Members - Part Related to Controlling Shareholders	2.80	1.73	4.42	0.00
Total Compensation Amount of the Body in the Fiscal Year	459,824.38	8,084,998.45	376,226.10	1,985,732.60
Amount of the Total Compensation Allocated to Parties Related to the Controller in the Fiscal Year	182,252.07	722,292.28	224,506.58	0.00

161

% of total Compensation of the body	40%	9%	60%	0%

Compensation Held by Related Parties for the Fiscal Year Ended as of December 31, 2021
	Board of Directors	Board of Officers	Fiscal Council	Audit and Statutory Risk Committee
Number of Members	10.25	5.83	5.00	4.83
Number of Members - Part Related to Controlling Shareholders	4.25	0.75	2.17	-
Total Compensation Amount of the Body in the Year	489,995.11	6,443,744.91	326,421.60	1,902,676.40
Amount of the Total Compensation Allocated to Parties Related to the Controller in the Fiscal Year	247,536.37	317,935.23	143,625.48	-
% of total Compensation of the body	45%	4%	40%	0%

Compensation Held by Related Parties for the Fiscal Year Ending as of December 31, 2020
	Board of Directors	Board of Officers	Fiscal Council	Audit and Statutory Risk Committee
Number of Members	11.00	6.00	4,42	4,67
Number of Members - Part Related to Controlling Shareholders	3.00	0.00	2.42	-
Total Compensation Amount of the Body in the Fiscal Year	582,336.02	6,310,871.99	327,690.95	2,177,886.47
Amount of the Total Compensation Allocated to Parties Related to the Controller in the Fiscal Year	195,852.96	-	171,008.63	-
% of total Compensation of the body	34%	0%	52%	0%

162

8.18. With respect to the past three fiscal years and the forecast for the current fiscal year, please indicate the amounts recognized in the issuer's income statement as compensation of members of the board of directors, statutory management or the fiscal council, grouped by body, for any reason other than their position, such as commissions and consuILPng or advisory services provided

In the past three (3) fiscal years there was no compensation paid to members of Eletrobras' Board of Directors, Statutory Management, Fiscal Council and Audit and Statutory Risk Committee in the current fiscal year (2023) for any reason other than their position at Eletrobras. All compensation received at Eletrobras has been and will continue to be based exclusively on the position held at Eletrobras.

163

8.19. With respect to the past three fiscal years and the forecast for the current fiscal year, indicate the amounts recognized in the result of direct or indirect controlling companies, companies under common control, and the issuer's subsidiaries, as compensation of members of the issuer's board of directors, statutory management, or fiscal council, grouped by body, specifying on what basis these amounts were attributed to these individuals

In the last three (3) fiscal years, there were not, and there are no provisions for the current fiscal year (2023), portions of compensation supported by subsidiaries of Eletrobras, its direct or indirect controlling shareholders and companies under common control, which have been or may be attributed to the members of the Board of Directors, of the Board of Officers, of the Fiscal Council and of the Audit and Statutory Risk Committee, and there was not and there is no provision for there to be, in any case, any such compensation by a controlled company, controlling shareholders or companies under common control due to the exercise of their position at Eletrobras. Any compensation received in other companies/bodies was and will continue to be in function of the activities carried out there.

Additionally, with respect to compensation received in other companies and/or bodies, we indicate below for the current year (2023) and the years ending December 31, 2022, 2021 and 2020, the compensation provided for (with respect to 2023) and received (with respect to the other years) by Directors, members of the Audit Committee and Statutory Audit and Risks Committee of Eletrobras, recognized in the results of the subsidiaries of Eletrobras, of the direct or indirect controllers of Eletrobras or of companies under common control, not related to the exercise of office in the issuer.

In any case, if there is compensation received in a subsidiary/controlled company, by indication of Eletrobras or in its interest, these amounts will be compensated from the annual compensation of the administrator received in the Company.

Fiscal Year 2023
	Board of Directors	Board of Officers	Fiscal Council	Total
Remuneration received due to the exercise of the position in the Company
Direct and indirect controllers	N.A.	N.A.	N.A.	N.A.
Subsidiaries of the Company	N.A.	N.A.	N.A.	N.A.
Company under common control	N.A.	N.A.	N.A.	N.A.
Other remunerations received, specifying on what basis they were awarded
Direct and indirect controllers	N.A.	N.A.	N.A.	N.A.
Subsidiaries of the Company	0	R$216,655.74	0	R$216,655.74

164

Company under common control	N.A.	N.A.	N.A.	N.A.

Fiscal Year 2022
	Board of Directors	Board of Officers	Fiscal Council	Total
Remuneration received due to the exercise of the position in the Company
Direct and indirect controllers	N.A.	N.A.	N.A.	N.A.
Subsidiaries of the Company	N.A.	N.A.	N.A.	N.A.
Company under common control	N.A.	N.A.	N.A.	N.A.
Other remunerations received, specifying on what basis they were awarded
Direct and indirect controllers	N.A.	N.A.	N.A.	N.A.
Subsidiaries of the Company	N.A.	R$663,995.81	N.A.	R$663,995.81
Company under common control	R$196,794.00	R$376,037.56	N.A.	R$572,831.56

Fiscal Year 2021
	Board of Directors	Board of Officers	Fiscal Council	Total
Remuneration received due to the exercise of the position in the Company
Direct and indirect controllers	N.A.	N.A.	N.A.	N.A.
Subsidiaries of the Company	N.A.	N.A.	N.A.	N.A.
Company under common control	N.A.	N.A.	N.A.	N.A.
Other remunerations received, specifying on what basis they were awarded
Direct and indirect controllers	N.A.	N.A.	N.A.	N.A.
Subsidiaries of the Company	N.A.	R$987,594.27	R$43,328.40	R$1,030,922.67
Company under common control	R$124,392.00	R$285,957.12	R$47,605.44	R$457,954.44

Fiscal Year 2020
	Board of Directors	Board of Officers	Fiscal Council	Total
Remuneration received due to the exercise of the position in the Company
Direct and indirect controllers	N.A.	N.A.	N.A.	N.A.
Subsidiaries of the Company	N.A.	N.A.	N.A.	N.A.
Company under common control	N.A.	N.A.	N.A.	N.A.
Other remunerations received, specifying on what basis they were awarded
Direct and indirect controllers	N.A.	N.A.	N.A.	N.A.
Subsidiaries of the Company	N.A.	R$908,459.82	N.A.	R$908,459.82
Company under common control	N.A.	R$147,490.66	N.A.	R$147,490.66

165

8.20. Supply other information that the issuer considers relevant

Considering the complete operationalization of the new compensation model approved at the 184th EGM (Extraordinary General Shareholders' Meeting of December 22, 2022), the Company's proposal for the Global Compensation of the Managers, the Members of the Fiscal Council and the Members of the Statutory Advisory Committees to the Board of Directors, to be deliberated at the 63nd OGM (Ordinary General Shareholders' Meeting of April 14, 2023), for the period between April 2023 and March 2024, corresponds to the table below:

Management Compensation Forecast according to the period of the mandate (Proposal for the 63rd OGM)
(From April 2023 to March 2024)
	Board of Directors	Board of Officers	Fiscal Council	Board of Directors Advisory Committees	Total
Total number of members	9.00	12.00	5.00	5.00	31.00
Number of paid members	9.00	12.00	5.00	5.00	31.00
Fixed annual compensation
Salary or pro-labore	6,780,000.00	18,120,000.00	755,000.00	-	25,655,000.00
Direct and indirect benefits	0.00	1,497,818.88	-	-	1,497,818.88
Attendance at committees	1,899,924.00	-	-	2,100,000.00	3,999,924.00
Other	-	-	-	-	-
Description of other fixed compensation	-	-	-	-	-
Variable Compensation
Bonus	-	33,090,329.30	-	-	33,090,329.30
Profit Sharing	-	-	-	-	-
Attendance at meetings	-	-	-	-	-
Commissions	-	-	-	-	-
Other	-	-	-	-	-
Description of other variable compensation	-	-	-	-	-
Post-employment	-	2,083,800.00	-	-	2,083,800.00
Termination of office	-	-	-	-	0.00
Share-based, including options[1]	11,716,106.70	28,473,439.08	-	-	40,189,545.78

166

Note	The number of members corresponds to the annual average of the number of members of this management body, calculated monthly, as provided in Ofício Circular/Anual-2023-CVM/SEP	The number of members corresponds to the annual average of the number of members of this management body, calculated monthly, as provided in Ofício Circular/Anual-2023-CVM/SEP	The number of members corresponds to the annual average of the number of members of this management body, calculated monthly, as provided in Ofício Circular/Anual-2023-CVM/SEP	The number of members corresponds to the annual average of the number of members of this management body, calculated monthly, as provided in Ofício Circular/Anual-2023-CVM/SEP	-
Total Compensation	20,396,030.70	83,265,387.25	755,000.00	2,100,000.00	106,516,417.95

¹ With respect to the expected from April 2023 to March 2024, the "share-based compensation" field considers: (i) the 2nd transfer under the Restricted Stock Plan approved at the 184th EGM; (ii) the estimated 1/5th of the value of the Option Plan, also approved at the 184th EGM; and (iii) the share-based compensation model previously in place, which will be discontinued in 2023, of "Phantom Shares". In the case of the Restricted Shares for the Board of Directors, only the grant will occur in 2023 and the transfer of ownership of the shares will only occur in 2028; similarly, in the case of the Stock Options for the Statutory Board of Directors, the grant will occur in 2023, but the exercise of the options will take place in at least 3 years, with two other vesting milestones of 4 years and 5 years; Therefore, there is no receipt of the amounts of Restricted Shares by the Board of Directors, and of Stock Options by the Executive Board between Apr/23 and Mar/24, but rather, the recognition of the expense in the period.

Additionally, in order to provide a comparative basis, we present below the amount of the Global Compensation of the Managers, the Members of the Fiscal Council and the Members of the Statutory Advisory Committees of the Board of Directors approved at the 184th EGM (Extraordinary General Shareholders' Meeting of the Company held on December 22, 2022) for the period from April 2022 to March 2023.

Compensation of Directors according to the term of office (Approved at the 184th EGM)
(From April 2022 to March 2023)
	Board of Directors	Board of Officers	Fiscal Council	Board of Directors Advisory Committees	Total
Total number of members	9.17	7.33	4.92	5.33	26.75
Number of paid members	7.42	7.33	4.92	5.33	25.00
Fixed annual compensation
Salary or pro-labore	2,377,437.44	7,483,005.22	489,198.60	1,501,559.51	11,851,200.78
Direct and indirect benefits	-	1,077,262.29	-	-	1,077,262.29
Attendance at committees	500,000.00	-	-	525,000.00	1,025,000.00
Other	-	-	-	-	-
Description of other fixed compensation	-	-	-	-	-
Variable Compensation
Bonus	-	3,023,167.72	-	-	3,023,167.72

167

Profit Sharing	-	-	-	-	-
Attendance at meetings	-	-	-	-	-
Commissions	-	-	-	-	-
Other	-	-	-	-	-
Description of other variable compensation	-	-	-	-	-
Post-employment	-	1,582,879.30	-	-	1,582,879.30
Termination of office	-	-	-	-	-
Share-based, including options**	-	17,345,649.46	-	-	17,345,649.46
Note	The number of members corresponds to the annual average of the number of members of this management body, calculated monthly, as provided for in Ofício Circular/Anual-2023-CVM/SEP	The number of members corresponds to the annual average of the number of members of this management body, calculated monthly, as provided for in Ofício Circular/Anual-2023-CVM/SEP	The number of members corresponds to the annual average of the number of members of this management body, calculated monthly, as provided for in Ofício Circular/Anual-2023-CVM/SEP	The number of members corresponds to the annual average of the number of members of this management body, calculated monthly, as provided for in Ofício Circular/Anual-2023-CVM/SEP	-
Total Compensation	2,877,437.44	30,511,963.99	489,198.60	2,026,559.51	35,905,159.55

* Considers that until December 2022, among the eleven (11) members of the Board of Directors, there are three (3) Directors with seats in the Audit and Statutory Risk Committee who receive the specific fee related to the Committee, instead of the compensation as a member of the Board of Directors.

** Through the new Restricted Stock model, and through the previous model (which will be discontinued in 2023) of "Phantom Share”.

Therefore, the difference between the two periods concerns, in particular, those events foreseen at the 184th EGM and which will be implemented now, making the new compensation model for the privatized Eletrobras fully operational, as pointed out below:

•	Application of the fixed compensation thresholds defined at the 184th EGM for 12 months (Apr/23 to Mar/24), instead of 3 months (Jan/23 to Mar/23);
•	Application of the levels cited above for 12 positions (instead of 10 positions as calculated at the 184th EGM), given that there is now a more advanced stage of the new organizational structure;
•	Implementation of the Bonus Program (ICP), which had already been mentioned at the 184th EGM and would begin in April 2023;
•	Implementation of the Stock Option Program (ILP), which had already been mentioned at the 184th EGM and would start as of April 2023; and
•	Implementation of the Restricted Share Program with the respective grant in March 2023, in line with the Plan approved at the 184th EGM in December 2022.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.